NETSCOUT®

GUARDIANS OF THE CONNECTED WORLD



2025 Annual Report

NETSCOUT

GUARDIANS OF THE CONNECTED WORLD

As "Guardians of the Connected World," our mission is to protect the global leaders of industry from the risks of disruption, allowing them to solve their most challenging network performance and cybersecurity problems, ensuring the connected world runs safely and smoothly.

NETSCOUT SYSTEMS, INC. protects the connected world from cyberattacks and performance and availability disruptions through its unique visibility platform and solutions powered by its pioneering deep packet inspection at scale technology. NETSCOUT serves some of the world's largest enterprises, service providers, and public sector organizations.

NETSCOUT
At a Glance


Industry Leader
- Service Assurance
- DDoS Security
- Award winning business and solutions


Proven and Patented Technology
- Software centric
- Scalable Deep Packet Inspection (DPI) based technology
- Smart Data powered by Adaptive Service Intelligence (ASI)


Trusted Brand
- Mission critical offerings
- Fortune 500 customer base, sector diversified
- Over 40 years of innovation


Aligned With Key Technology Trends
- Expanding cybersecurity threat landscape
- Digital transformation/cloud migration
- 5G technology and network evolution
- Artificial & business intelligence and analytics


Strong Financial Profile
- Solid free cash flow generation
- Robust balance sheet
- Substantial liquidity at FY25 year-end for strategic endeavors

A trusted partner with a real-time network visibility and cybersecurity platform powered by patented DPI technology that delivers actionable intelligence to address performance, availability, and security at any scale.

Financial Performance



Revenue
($ in millions)

Non-GAAP Income From Operations
($ in millions)

Non-GAAP Net Income to Free Cash Flow[1]
($ in millions)

Non-GAAP Diluted Net Income Per Share

	Revenue	Non-GAAP Income From Operations	Non-GAAP Net Income to Free Cash Flow	Non-GAAP Diluted Net Income Per Share
FY'24	$829.5	$187.1 (22.6%)	$159.1 NI / $52.5 FCF	$2.20
FY'25	$822.7	$195.1 (23.7%)	$160.4 NI / $211.0 FCF	$2.22

■ Op. Income ■ Op. Margin

[1] Free cash flow is defined as cash flow provided by operating activities less purchases of fixed and intangible assets.

$ in millions except % and EPS	FY'24 GAAP	FY'24 Non-GAAP	FY'25 GAAP	FY'25 Non-GAAP
Revenue	$ 829.5	$ 829.5	$ 822.7	$ 822.7
Income (Loss) from Operations	$ (149.8)	$ 187.1	$ (367.6)	$ 195.1
Income (Loss) from Operations %	-18.1%	22.6%	-44.7%	23.7%
Net Income (Loss)	$ (147.7)	$ 159.1	$ (366.9)	$ 160.4
Diluted Net Income (Loss) per Share	$ (2.07)	$ 2.20	$ (5.12)	$ 2.22
Free Cash Flow	$ 52.5	–	$ 211.0	–

GAAP to non-GAAP reconciliations are provided on pages R-1 and R-2.

As "Guardians of the Connected World," NETSCOUT is addressing today's key technology trends and challenges to help our customers succeed in the digital world.

 **Expanding Cybersecurity Threat Landscape**
Convergence of security and visibility

 **Digital Transformation Through Cloud Migration**
Hybrid Cloud Environment visibility

 **5G Technology and Network Evolution**
For both Service Providers and Enterprises

 **Artificial & Business Intelligence and Analytics**
Leveraging smart data for more use cases



To My Fellow Shareholders:

As we enter fiscal year 2026, I want to take a moment to reflect on our fiscal year 2025 performance, reaffirm our strategic direction and progress, and express my gratitude for your continued trust and support.

Fiscal Year 2025 Financial Performance

Fiscal year 2025 was a year of steady execution and meaningful advancement for NETSCOUT. We delivered on our financial commitments, advanced our innovation agenda, and continued to support our customers as they navigate an increasingly complex digital and threat environment.

We closed fiscal year 2025 with revenue of approximately $823 million, which was relatively consistent with the prior year when adjusted for the divestiture of the Test Optimization business. These results were in line with our expectations at the start of the fiscal year, as we anticipated continued momentum in our Cybersecurity offerings, which delivered nearly 7% year-over-year revenue growth, alongside persistent headwinds in the domestic service provider area of our Service Assurance offerings, where carriers remain focused on balancing 5G investment and monetization challenges. These results are particularly meaningful when adjusting for the Test Optimization business divestiture and the prior year's backlog-driven revenue gains, as they indicate the business would have achieved mid-single-digit growth under more normalized conditions.

We achieved non-GAAP earnings per share of $2.22, representing a modest increase over the prior year. We also improved our gross and operating margins through disciplined cost management and enhanced operational efficiency. Finally, we generated more than $200 million in free cash flow, fully repaid our outstanding debt of $100 million, repurchased 1.4 million shares of our common stock for approximately $25 million, and ended the year with nearly $500 million in cash, cash equivalents, and investments, further strengthening our financial position. We continue to maintain strong liquidity, supported by our cash and cash equivalents and full access to our $600 million revolving credit facility. This financial flexibility enables us to continue to invest in innovation and return value to shareholders.

Advancing Our Strategic Priorities

During the year, we continued to invest in innovation and product development to meet the evolving needs of our customers. Our Cybersecurity portfolio expanded with newer offerings such as Adaptive DDoS, Mobile Security, and Distributed Threat Mitigation, which are designed to address the growing sophistication of cyber threats. We further integrated artificial intelligence and machine learning technology into our Arbor Edge Defense (AED), Arbor Enterprise Manager (AEM), and Arbor Cloud solution sets to combat AI-enabled DDoS threats. Our threat detection capabilities were extended to include advanced threat analytics for forensics and investigations. These solutions are gaining traction with both enterprise and service provider customers, as evidenced by recent wins with major telecom service providers, a leading cloud service provider, and top financial institutions.

Our Service Assurance business continues to evolve in response to the shift from on-premise infrastructures to cloud and now cloud-native environments, as well as the growing demands of AI-driven initiatives. Our flagship nGenius InfiniStream solution, already extended to support cloud deployments, now enables deep visibility across hybrid and multi-cloud environments. We continue to actively support our enterprise customers with our new Edge Sensor solution to extend visibility and improve user experiences at the edge of their networks. For our service provider customers, our Smart Data and Deep Packet Inspection capabilities remain critical to helping them ensure performance, user experience, and security across increasingly distributed and dynamic networks as they evolve their 5G, Fixed Wireless Access, and AIOps initiatives.

We also continued to develop our partnership ecosystem. NETSCOUT has established strategic alliances to collaborate with best-in-class technology innovators and provide integrated solutions that improve the quality, reliability, and success of digital technologies and transformations for our mutual customers. The datasets generated by our Deep Packet Inspection technology can be easily ingested into data lakes or streamed through pipelines enabling a "better together" synergy with some of our key partners. In addition, we engaged directly with the market through key industry events and our own customer and user events, including our ENGAGE and Connect conferences in key locations throughout the world. These forums provide valuable opportunities to showcase our technology and deepen relationships with our global customers and partners.

Leadership Transition and Looking Ahead

As we enter the new fiscal year, we mark a leadership transition with the retirement of Michael Szabados, our Chief Operating Officer, and Jean Bua, our Chief Financial Officer, in May. I want to sincerely thank them for their many contributions, the steady leadership they provided to NETSCOUT throughout their tenure, and their continued support as advisors over the next year. We are fortunate to have strong successors in Sanjay Munshi and Anthony Piazza, who, as part of a planned succession, have assumed the roles of COO and CFO, respectively. I expect this to be a smooth transition highlighting the deep bench strength of NETSCOUT at the senior leadership level. I look forward to working with them as we continue to execute our strategy.

Looking ahead, we are focused on driving revenue growth, enhancing profitability, and continuing to invest in innovation. We expect to benefit from sustained momentum in our Cybersecurity offerings and remain committed to maintaining strong financial discipline. Over the longer term, we are dedicated to delivering mission-critical solutions that ensure the performance, availability, and security of digital infrastructure for organizations around the world. Our role as "Guardians of the Connected World," is as pressing and relevant as ever as we are uniquely positioned to help our customers succeed amid accelerating digital transformation, expanding cybersecurity threats, and the evolution of next-generation networks.

In closing, I want to thank our employees for their dedication, our customers and partners for their trust, and you—our shareholders—for your continued support. I remain confident in our strategy, inspired by our mission, and excited about the opportunities ahead.

We look forward to sharing our progress with you in fiscal year 2026 and beyond.

Sincerely,

Anil Singhal
Co-Founder, President, Chief Executive Officer, and Chairman of the Board

GAAP to non-GAAP reconciliations are provided on pages R-1 and R-2.

NETSCOUT®

Visibility Without Borders Platform

The Real-time network visibility platform for performance, security, and availability, at any scale

Anywhere

- Any Enterprise
- Any Cloud
- Any Network
- Any Application
- Any Service
- Any Vendor

Enterprise Performance Management

Carrier Service Assurance

AI Insights

DDoS Protection

Network Security

Solutions for the World's Largest Enterprises and Service Providers

SERVICE ASSURANCE

nGenius Enterprise Performance Management

Achieve unmatched visibility across any data center, any cloud, or any network to assure the best user experience and digital service performance.

nGenius Carrier Service Assurance

Unmatched visibility into all service provider networks and services is possible with NETSCOUT actionable data insights to assure user experience.

Omnis AI Insights

Take AIOps to the next level. Automate, enhance, and secure business outcomes with high-quality, curated telemetry data.

CYBER SECURITY

Arbor DDoS Protection

Maintain availability of key business services and applications to provide a strong user experience with the DDoS protection solution trusted by the world's largest networks.

Omnis Network Security

Scalable advanced NDR capabilities to keep the largest networks secure, powered by unmatched visibility and packet-level intelligence.



Reconciliation of GAAP to Non-GAAP Financial Measures

(in millions, except % and EPS data)		NETSCOUT FY'24 Reported		NETSCOUT FY'25 Reported
Revenue				
Product	$	360.4	$	359.9
Service	$	469.0	$	462.8
Total revenue	$	829.5	$	822.7
Total GAAP cost of revenue	$	187.4	$	178.7
Non-GAAP adjustments		(16.8)		(13.8)
Total non-GAAP cost of revenue	$	170.6	$	164.9
Gross profit - GAAP	$	642.0	$	643.9
Non-GAAP adjustments		16.8		13.8
Gross profit - non-GAAP	$	658.8	$	657.7
Non-GAAP gross profit margin		79.4%		80.0%
Total operating expenses - GAAP	$	791.9	$	1,011.5
Non-GAAP adjustments		(320.1)		(548.9)
Total operating expenses - non-GAAP	$	471.8	$	462.6
Income (loss) from operations - GAAP	$	(149.8)	$	(367.6)
Non-GAAP adjustments		336.9		562.7
Income from operations - non-GAAP	$	187.1	$	195.1
Non-GAAP income from operations margin		22.6%		23.7%
Net income (loss) - GAAP	$	(147.7)	$	(366.9)
Non-GAAP adjustments		306.8		527.3
Net income - non-GAAP	$	159.1	$	160.4
Diluted net income (loss) per share - GAAP	$	(2.07)	$	(5.12)
Share impact of non-GAAP adjustments identified above		4.27		7.34
Diluted net income per share - non-GAAP	$	2.20	$	2.22
Diluted weighted average common shares outstanding - GAAP		71.5		71.6
Diluted weighted average common shares outstanding - non-GAAP		72.3		72.2
Net cash provided by operating activities	$	58.8	$	217.7
Purchase of fixed assets and intangible assets		(6.3)		(6.7)
Free cash flow	$	52.5	$	211.0

Certain numbers may not total due to rounding.

Non-GAAP adjustments eliminate the GAAP effects of: removing the expenses related to the amortization of acquired intangible assets; share-based compensation; acquisition related depreciation; restructuring costs; legal (benefit) expenses related to a civil judgement; goodwill impairment; gain on divestiture of a business; loss on extinguishment of debt; and change in fair value of derivative instrument, all net of related income tax effects. For the specific detail on the value of each non-GAAP adjustment, please refer to the Company's quarterly earnings press releases available in the IR section of www.netscout.com.

Detailed Reconciliation of Adjustments: GAAP to Non-GAAP Financial Measures

	FY'24	FY'25
Revenue	$ 829.5	$ 822.7
Income (loss) from operations - GAAP	$ (149.8)	$ (367.6)
Share-based compensation expense	70.8	64.8
Amortization expense related to acquired intangible assets	56.9	50.4
Goodwill impairment	217.3	427.0
Restructuring charges	-	20.5
Acquisition-related depreciation expense	0.1	0.0
Legal (benefit) expenses related to civil judgements	(4.4)	-
Gain on divestiture of a business	(3.8)	-
Total non-GAAP adjustments	336.9	562.7
Income from operations - non-GAAP	$ 187.1	$ 195.1
Net income (loss) - GAAP	$ (147.7)	$ (366.9)
Share-based compensation expense	70.8	64.8
Amortization expense related to acquired intangible assets	56.9	50.4
Goodwill impairment	217.3	427.0
Restructuring charges	-	20.5
Acquisition-related depreciation expense	0.1	0.0
Legal (benefit) expenses related to civil judgements	(4.4)	-
Gain on divestiture of a business	(3.8)	-
Change in fair value of derivative instrument	(0.2)	-
Interest Expense - Loss on Debt Extinguishment	-	1.1
Income tax adjustments	(29.8)	(36.5)
Total non-GAAP adjustments	306.8	527.3
Net income - non-GAAP	$ 159.1	$ 160.4
Diluted net income (loss) per share - GAAP	$ (2.07)	$ (5.12)
Share impact of non-GAAP adjustments identified above	4.27	7.34
Diluted net income per share - non-GAAP	$ 2.20	$ 2.22
Diluted weighted average common shares outstanding - GAAP	71.5	71.6
Diluted weighted average common shares outstanding - non-GAAP	72.3	72.2

Certain numbers may not total due to rounding.

NETSCOUT™

2025 Annual Report
on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission file number 000-26251

NETSCOUT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-2837575**
(State or other jurisdiction of	**(IRS Employer**
incorporation or organization)	**Identification No.)**

310 Littleton Road, Westford, MA 01886
(978) 614-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.001 par value per share	NTCT	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer	☐
Non-accelerated filer ☐	Smaller reporting company	☐
	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2024 (based on the last reported sale price on the Nasdaq Global Select Market as of such date) was approximately $1,504,536,501. As of May 7, 2025, there were 71,328,733 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

NETSCOUT SYSTEMS, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2025
TABLE OF CONTENTS

Unless the context suggests otherwise, references in this Annual Report on Form 10-K (Annual Report) to "NetScout," the "Company," "we," "us," and "our" refer to NetScout Systems, Inc. and, where appropriate, our consolidated subsidiaries.

NetScout, the NetScout logo, Adaptive Service Intelligence and other trademarks or service marks of NetScout appearing in this Annual Report are the property of NetScout Systems, Inc. and/or its subsidiaries and/or affiliates in the United States and/or other countries. Any third-party trade names, trademarks and service marks appearing in this Annual Report are the property of their respective holders.

Cautionary Statement Concerning Forward-Looking Statements

This Annual Report contains forward-looking statements under Section 21E of the Exchange Act (as defined below) and other federal securities laws. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential" or "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading "Risk Factors" and in our other filings with the Securities and Exchange Commission (SEC). These factors may cause our actual results to differ materially from any forward-looking statement. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

Except as required by law, we do not undertake any obligation to release publicly any revisions to these forward-looking statements after completion of the filing of this Annual Report to reflect later events or circumstances or the occurrence of unanticipated events.

Risk Factor Summary

Our operating results and financial condition have varied in the past and may vary significantly in the future depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risk and uncertainties. The following factors are among many that could cause actual results to differ materially from those contained in or implied by forward-looking statements made in this report. These statements involve the risks and uncertainties identified below as well as additional risks and uncertainties that are not yet identified or that we currently think are immaterial but may also impact our business operations. Such factors are among many that may have a material adverse impact upon our business, results of operations, liquidity, and financial condition. These risks are more fully described in Part I, Item 1A. "Risk Factors". These risks include, but are not limited to, the following:

- Unfavorable and uncertain conditions in our industry, our customers' industries, the global economy, or reductions in information technology spending, could limit our ability to grow or maintain our business and negatively affect our results of operations.
- International trade policies, including trade protection measures such as tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects.
- Potential product vulnerabilities or critical security defects, prioritization decisions regarding remedying vulnerabilities or security defects, or customers not deploying security releases or deciding not to upgrade products, services, or solutions could result in claims of liability against us, damage our reputation, or otherwise harm our business.
- If our products contain material errors or quality issues, such issues may be costly to correct, revenue may be delayed, we could be sued, and our reputation could be harmed.
- If our information technology systems, or those of third parties with whom we work, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
- Our ability to quickly and successfully recover from a disaster, public health crisis, or other business continuity event could affect our ability to deliver our products and negatively impact our business reputation.
- If we fail to introduce new products and solutions or enhance our existing products and solutions to keep up with rapid technological change, demand for our products and solutions may decline.
- Our reliance on sole source suppliers could adversely impact our business.
- Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.
- The success of our business depends, in part, on the continued growth in the market for and the continued commercial demand for service delivery, service assurance and network security solutions.
- Failure to manage growth properly and to implement enhanced automated systems, including systems with AI, could adversely impact our business.
- Our success depends, in part, on our ability to manage and leverage our distribution channels. Disruptions to, or our failure to effectively develop and manage, these partners and the processes and procedures that support them could adversely affect our ability to generate revenues from the sale of our products and services. Managing these

distribution channels and relationships requires experienced personnel, and lack of sufficient expertise could lead to a decrease in sales of our products and services, which could cause our operating results to suffer.

- Our business and operations, and the operations of our customers, partners, and/or suppliers, may be adversely affected by epidemics and pandemics.
- Necessary licenses for third-party technology may not be available to us on commercially reasonable terms or at all.
- Our success depends on our ability to protect our intellectual property rights.
- Others may claim that we infringe on their intellectual property rights.
- Any current or future indebtedness may limit our operations and our use of our cash flow, and any failure to comply with the covenants that apply to any indebtedness could adversely affect our liquidity and financial condition.
- Any failure to meet our debt obligations could damage our business.
- We may fail to secure necessary additional financing.
- The failure to recruit and retain qualified personnel and plan for and manage the succession of key executives could hinder our ability to successfully manage our business, which could have a material adverse effect on our financial position and operating results.
- Our business is subject to evolving ESG laws, regulations and expectations that could expose us to numerous risks, including risks to our reputation, business, financial performance and growth.
- We may not successfully complete acquisitions or integrate acquisitions we do make, which could impair our ability to compete and could harm our operating results.
- We face significant competition from other technology companies.
- Uncertainties of regulation of the Internet and data traveling over the Internet or over the use of AI and evolving technologies could have a material and adverse impact on our financial condition and results of operations.
- We are subject to stringent and evolving U.S. state, local, and federal, and foreign laws, regulations, and rules, contractual obligations, industry standards, policies, and other obligations related to data privacy and security. Our actual, or perceived failure to comply with such obligations (or such failure by third parties with whom we work) could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business, results of operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
- If we violate the U.S. Foreign Corrupt Practices Act or applicable anti-bribery laws in other countries, or if we fail to comply with U.S. export controls and government contracting laws, our business could be harmed.
- Our actual operating results may differ significantly from our guidance.
- Our effective tax rate may fluctuate, which could increase our income tax expense and reduce our net income.
- We may be impacted by changes in taxation, trade, and other regulatory requirements.
- Foreign currency exchange rates may adversely affect our financial statements.
- Our estimates and judgments related to critical accounting policies could be inaccurate.
- Our disclosure controls and procedures and internal control over financial reporting may not be effective.
- Our stock price has been subject to fluctuations, and will likely continue to be subject to fluctuations, which may be volatile and due to factors beyond our control.

PART I

Item 1. Business

Overview

We are an industry leader with four decades of experience in providing service assurance and cybersecurity solutions that are based on our pioneering deep packet inspection technology at scale, which is used by many Fortune 500 companies to protect their digital business services against disruption. Service providers and enterprises, including local, state and federal government agencies, rely on our solutions to achieve the visibility and protection necessary to optimize network performance, ensure the delivery of high-quality, mission-critical applications and services, gain timely insight into the end user experience and protect their networks from attack. With our offerings, customers can quickly, efficiently and effectively identify and resolve issues that result in downtime, interruptions to services, poor service quality or compromised data, thereby reducing meantime-to-resolution of issues and driving compelling returns on their investments in their networks and broader technology initiatives. Some of the more significant technology trends and catalysts for our business include the evolution of customers' digital transformation initiatives such as the migration to cloud environments and the edges of their networks, the rapidly evolving cybersecurity threat landscape, artificial intelligence and business analytics advancements, and the 5G technology evolution in both the service provider and enterprise customer verticals.

Our operating results are influenced by a number of factors, including, but not limited to, the volume, mix, and quantity of products and services sold, pricing, costs and availability of materials used in our products, growth in employee-related costs, including commissions, and the expansion of our operations. Factors that affect our ability to maximize our operating results include, but are not limited to, our ability to introduce and enhance existing products, the marketplace acceptance of those new or enhanced products, continued expansion into international markets, expansion into new or adjacent markets, development of strategic partnerships, competition, successful acquisition and integration efforts, and our ability to control costs, and make improvements in a highly competitive industry.

Markets

Our service assurance solutions are used by enterprises (including government agencies) and service providers to optimize network performance, quickly identify and resolve issues impacting application and service quality, and to gain insight into the end user experience. Our cybersecurity solutions are used by enterprises and service providers to identify and mitigate advanced, volumetric, and application-specific distributed denial of service (DDoS) attacks, as well as assist enterprise security teams in rapidly identifying, isolating, investigating, and resolving other advanced network threats. These combined solutions provide a powerful platform to address both service assurance and cybersecurity challenges for our customers.

Enterprise Market

Within the enterprise market, NetScout's nGeniusONE, ISNG, Omnis Cybersecurity solutions, and Arbor Edge Defense offerings enable IT organizations to support a growing range of performance management and cybersecurity use cases including:

- *Network Performance Management* - Our nGeniusONE analytics and our ISNG real-time information platform provide the necessary insight to optimize network performance, restore service and understand the quality of the users' experience. By integrating certain acquired product lines and product features into our core offerings, our customers can benefit from a consistent view across their traditional wired network infrastructures, remote offices, and wireless networks (WiFi).

- *Application Performance Management: Data Center Transformation and Cloud Computing* - We enable information technology (IT) organizations, from their development operations to their infrastructure teams, to manage the delivery of services across virtual and physical environments, providing a comprehensive, unified real-time view into network, application, server, and user communities' performance. We proactively detect emerging issues with the ability to help analyze both physical and virtual service delivery environments within the data center which enables organizations to optimize datacenter infrastructure investments, protect against service degradations, and simplify the operation of complex, multi-tier application environments in consolidated, state-of-the-art data centers. Our solutions are often used by enterprises to support private cloud computing environments that are aimed at enabling greater, more cost-effective accessibility to applications without compromising the reliability and security of those applications and the network. Our solutions portfolio also includes a range of virtual appliances that can help enterprise customers extend their monitoring of applications deeper into their traditional or "colo" data centers, confidently migrate applications into public cloud environments and gain a comprehensive, cohesive view into the resulting hybrid cloud environment.

- *Unified Communications (UC)* - We deliver deep application-level unified visibility into voice, data and video services side-by-side in order to understand the interrelationships of all UC services that traverse the network infrastructure and assess quality and performance of the delivery of these services. As a result, our real-time, actionable intelligence helps customers to deliver a high-quality UC experience as users make calls, video conference and engage in instant messaging. We also help desktop, network, telecom, and application teams manage UC through a common platform across complex, geographically dispersed, and multi-vendor environments.

- *Software-as-a-Service and Infrastructure Performance Management* - We also provide enterprise customers with active agent-based offerings that can help them determine availability and performance levels for software-as-a-service (SaaS) applications, and gauge the health of servers, routers and switches as well as wireless and virtual infrastructures. As a result, customers can continuously monitor the performance of key business services and the infrastructure used to deliver them, regardless of how applications are deployed or where the user is located. Deployed independently or as part of our broader service assurance solution, these products also play an important role in helping enterprises deliver a superior user experience, achieve outstanding service quality and drive better returns on their application and infrastructure investments.

- *Application and Desktop Virtualization* - We provide clear and actionable insights that help customers fully realize the operational benefits associated with Application and Desktop Virtualization, and reduce the time it takes to identify and resolve service problems. We offer visibility across all virtual desktop infrastructure (VDI) tiers including remote access, client, virtualization, web, front-end application, and related database systems, and help customers gain actionable metrics and insight from monitoring and analyzing the consumption and performance of VDI services.

- *Cybersecurity: DDoS Protection and Omnis Cyber Intelligence* - Computer networks continue to be targeted for cyberattacks that are aimed at disrupting, damaging, or otherwise destroying an enterprise's ability to conduct its business or gaining unauthorized access to corporate applications and restricting or stealing valuable information. We provide a range of network security solutions under the NetScout Arbor brand that enable enterprises to protect their networks from high-volume and application-specific DDoS attacks, which are aimed at either overwhelming the network with traffic or over-exercising specific functions or features of a website with the intention to disable those functions or features. We have also recently developed enhanced cybersecurity solutions for enterprises with our Omnis Cybersecurity suite of products that provide greater deep-dive forensic capabilities as well as analytics that can provide visibility into anomalous behavior on the network that may be indicative of an advanced threat. These security analytics enable existing enterprise customers to leverage their historical investments in NetScout's service assurance solutions by using the Adaptive Service Intelligence (ASI) data already being generated to support service assurance for cybersecurity use cases.

Government Markets

Considered as part of our enterprise customer vertical, we have built a strong position with federal, state and local government agencies, both in the United States and abroad. Similar to our enterprise customers, government agencies are focused on streamlining and transforming IT into more efficient and more easily managed environments. To accomplish this, agencies are turning to IT solutions that will help simplify managing and assuring their IT environments as well as reducing costs. However, governmental markets differ from enterprise markets primarily due to their purchasing cycles being influenced by potential changes in government administrators, budgetary priorities and allocated funding for key projects.

Telecommunication Service Provider Markets

Today's service providers are focused on delivering a compelling set of services and ensuring a high-quality user experience, while also striving to minimize operational complexity, control costs and improve automation. This, coupled with the challenge of internet protocol (IP) transformation activities and complex technologies such as 5G, Long-Term Evolution (LTE), Network Functions Virtualization (NFV), Internet Protocol Television (IP-TV), WiFi, Fixed Wireless Access (FWA) and cloud services drives the need for a more automated and unified approach to managing service delivery and the subscriber experience and protecting the mobile network. Our service provider solutions support an expanding range of use cases including:

- *Service Assurance for Mobile, Fixed Line and Cable Operators* - The fundamental transformation of the mobile network to all-IP enables mobile operators to build highly-scalable service delivery environments to offer new services to meet the growing subscriber demand for data, voice and video-centric services and to consolidate and simplify network operations. Mobile operators use our offerings to gain real-time, detailed IP packet-level insight and core-to-access visibility, which enables them to ensure services offered over the network meet certain pre-defined

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quality levels for an optimal subscriber experience. Our service assurance solutions help service providers effectively manage capacity, assess overall network quality, take proactive steps to modify the network before issues impact subscribers, and quickly identify and troubleshoot network problems. In addition to improving the overall return on their network infrastructure investments, mobile operators using our solutions also benefit from improved network quality and unique customer insights - both of which contribute to subscriber acquisition, retention, and monetization. The growing demand for high-bandwidth triple-play services, broadband connectivity, content anywhere, IP-TV, on-demand video traffic, newer 5G technology, extended WiFi initiatives, and carrier Ethernet services presents fixed line and cable multi-system operators with significant revenue opportunities. IP has become the *de facto* convergence mechanism for access, distribution and core networks, enabling new service offerings and simplifying network operations while reducing total cost of operations. For example, cable operators use our solutions to monitor and manage their local area WiFi connectivity services, ensure the high-quality delivery of video to consumers outside of their homes as well as provide broadband and telephony services targeting small- and medium-sized businesses.

- *Business Intelligence for Service Providers* - Service providers strive to understand how the performance of their networks impact customer experience, subscriber behavior and related usage trends. By combining network traffic data with other information, including support requests, subscriber calling plans, demographic data and other details, service providers can make more timely decisions about their offerings and sales and marketing initiatives to acquire, retain and further monetize their subscribers. Our analytics deliver timely insights into a service provider's subscribers, services, networks, and applications, as well as easy export capabilities so that this information can be integrated into their data lakes and third-party analytic platforms.

- *DDoS Protection* - Internet Service Providers (ISPs), including leading telecommunications providers, cable multi-service operators and cloud providers, have seen significant increases in the sophistication, scale and frequency of high-volume and application-specific DDoS attacks on their networks. DDoS attacks are aimed at disrupting the online services of an ISP's business customer by overwhelming the network with traffic or by over-exercising specific functions or features of a website with the intention to disable those functions or features. NetScout Arbor smart DDoS solutions are used by a wide range of ISPs around the world to help protect their networks against DDoS attacks, and to resell certain DDoS offerings to their enterprise customers.

Products Overview

Since our founding in 1984, we have been an industry innovator in using IP-based network traffic to help organizations manage and optimize the delivery of services and applications over their networks, improve the end-user experience and protect networks from unwanted cybersecurity threats. Using our patented ASI technology, our solutions instantaneously convert network traffic data, often referred to as wire data, into high-value metadata, or "smart data". Our offerings can help customers quickly identify and troubleshoot network and application performance issues, defend their networks from DDoS and other cybersecurity attacks, and rapidly find and isolate advanced network threats. Our solutions are deployed by customers in one of four form factors: as integrated hardware and software appliance, as software only that is then integrated into commercial off-the-shelf hardware, in a virtualized environment as software only, or as a SaaS solution. Our solutions help our customers meet the increasing demands and an ever-changing technology landscape of IP networks, service, applications, and cybersecurity threats. To further elevate our value proposition and address the near- and long-term needs of customers and prospects, we have delivered major product upgrades across our product lines by integrating key functionality from acquired product lines, increasing the deployment flexibility of our solutions, and adding new features and capabilities that enable us to address a broader range of use cases. Our primary products can be categorized as follows:

Service Assurance Solutions for Network Application Performance, and Business Intelligence Analytics

- *nGeniusONE Management Software and Analytic Modules* - Our nGeniusONE management software is used to support our service provider, enterprise, and government customers enabling them to predict, preempt, and resolve network and service delivery problems while facilitating the optimization and capacity planning of their network infrastructures. Additionally, we market a range of specialized platforms and analytic modules that can enable our customers to analyze and troubleshoot traffic in radio access network and WiFi networks, as well as gain timely insight into high-value services, applications and systems, and better understand the subscriber's experience on the network. nGeniusPULSE is an active testing tool that enables enterprises to identify infrastructure performance issues and determine application availability, reliability, and performance. We also market our nGenius Business Analytics solution, which enables service providers to quickly and efficiently analyze their network traffic to gain greater and more timely insights into their subscribers, services, networks, and applications, as well as easily export our smart data into their data lakes and into third-party analytic platforms.

- *Visibility Products (Probes, Packet Flow Systems and Taps)* - Our ISNG platform provides real-time collection and analysis of information-rich, high-volume packet-flow data from across the network that is displayed through the nGeniusONE Service Assurance Solution. The ISNG is an advanced passive network probe that can be deployed as a traditional appliance with integrated hardware and software, as software-only for use in commercial-off-the-shelf hardware or in virtualized or software only form factors. The virtualized form factor version of our intelligent data source, which is marketed as vSTREAM, can be deployed to support NFV environments as well as to cost-effectively monitor application performance in traditional data center, private cloud, and public cloud environments. We also provide comprehensive packet flow systems (also called network packet brokers or network visibility fabric switches), that deliver targeted network traffic access to a range of monitoring and cybersecurity tools and systems, including the nGeniusONE Service Assurance platform. Additionally, we market a suite of test access points (TAPs) that enable full, non-disruptive access to network traffic with multiple link type and speed options.

Cybersecurity Solutions

- *DDoS Protection* – We provide cybersecurity solutions that enable service providers and enterprises around the world to protect their networks against DDoS attacks under the Arbor brand. Certain of our service provider customers around the world also resell Arbor's solutions as a managed DDoS service to their enterprise customers. Our portfolio of DDoS solutions offers complete deployment flexibility spanning on-premise offerings and cloud-based capabilities to meet a broad array of customer needs, as well as specialized analytics and comprehensive threat intelligence information. Our smart DDoS offerings for service providers include Arbor Sightline for DDoS visibility and threat detection, Arbor Threat Mitigation System for removing DDoS attack traffic from the network without disruption to key network services and Arbor Insight for advanced analytical and forensic information. Our smart DDoS offerings for enterprises include Arbor Edge Defense, a perimeter-based appliance for identifying and blocking incoming DDoS attacks and outbound malicious communications, and Arbor Cloud, a global, cloud-based traffic scrubbing service that quickly removes DDoS attack traffic. We plan to further enhance and expand these capabilities in ways that will enable greater adoption of our solutions by service provider and enterprise customers.

- *Advanced Threat Detection* – We have actively expanded our enterprise cybersecurity offerings into the Network Detection and Response (NDR) market to better leverage the investment that our enterprise customers have made in our traditional service assurance solutions. By collecting network traffic via our probes, we can expand our value proposition by providing specialized analytics for both service assurance and cybersecurity offerings. We continue to advance solutions such as new packet forensic capabilities, which includes Omnis Cyber Intelligence, designed specifically for security operations teams. This solution also creates anomalous behavior analytics that security teams can use to identify and investigate potential advanced network threats. Our Omnis suite of products is focused on addressing cybersecurity use cases.

Integration with Third-Party Solutions

To have greater operational impact on assuring performance of applications and service delivery, we have integrated our technology with third-party management consoles and business service management systems. This integration allows organizations to receive alarms on impending performance problems and to link into the nGenius Service Assurance solution in order to perform detailed problem analysis and troubleshooting. The third-party solution providers that we have integrated our solutions with include Cisco Systems, Cisco Sourcefire, Citrix Systems, Dell Technologies, Hewlett-Packard Company, IBM Tivoli, and VMWare. In addition, we have embedded NetScout Arbor DDoS mitigation capabilities on a blade within Cisco's market-leading ASR9000 router and will continue to evaluate partnership opportunities to support integration of its smart DDoS capabilities into various third-party platforms.

Growth Strategy

The following are key elements in our growth strategy for fiscal year 2026:

- *Drive Platform Innovation* - In order to support our customers' near-term and longer-term requirements, we plan to continue innovating by enhancing and expanding our product portfolio as well as developing an integrated platform to serve our customers combined service assurance and cybersecurity requirements. In particular, we continue to invest in research and development, and leverage the strong technical and domain expertise across our organization. Our engineering teams are focused on advancing technical innovation across our broad product portfolio. By capitalizing on our extensive experience with global enterprise, service provider and government organizations with IP-based networks, we believe we remain well positioned to cross-leverage our technology development across all major platforms and relevant technologies to address the evolving demands of current and prospective customers.

- *Deliver Pervasive Visibility* - By making our visibility products available in multiple form factors, including as an integrated appliance, software that can be deployed with commercial off-the-shelf servers and as virtual appliances, we believe that it is easier and more affordable for customers to deploy our technology more broadly across their hybrid network and IT infrastructures. By offering more cost-effective instrumentation options, we are well positioned to help existing and new customers gain greater visibility into more places across their end-to-end network environments and address an even broader range of service assurance and cybersecurity use cases.

- *Extension into Adjacent Markets* - By enhancing and expanding our product portfolio and driving product integration via internal development and acquisitions, we have expanded our reach into complementary adjacent markets such as application performance management, infrastructure performance management, big data analytics, and cybersecurity. We believe that this element of our strategy is integral to gaining access to larger budgets, increasing spending from existing customers, attracting new customers, and increasing our total addressable market. In particular, we are broadening our cybersecurity solutions beyond the DDoS market with enterprise security offerings such as Network Detection and Response (NDR) that can help our customers extract more value from the network traffic that we are already collecting to support cybersecurity use cases.

- *Fortify and Expand Existing Customer Relationships* - We have an expansive, global customer base of service providers and enterprises that have purchased our products in support of major technology and network initiatives that they have implemented over the past decade. As a result, we believe we are well positioned to expand the scope of many of these relationships as well as acquire new customer relationships as we identify new opportunities to support new network, cybersecurity, and broader technology projects.

- *Expand our Customer Base* - The investments we have made over the past several years to expand our product portfolio and support greater deployment flexibility also positions us to win new customers in established geographic markets where we can leverage our global direct sales organization and an extensive network of value-added resellers and systems integrators.

- *Increase Market Relevance and Awareness* - We plan to continue to implement marketing campaigns aimed at generating high-quality sales opportunities with both current and prospective enterprise and service provider customers, promoting thought leadership and building the NetScout brand.

- *Extend our Technology Partner Alliance Ecosystem* - We plan to continue to develop and fortify alliances with complementary solutions providers that can help us support a larger, more global and more diverse customer base. We also plan to continue to enhance our technology value, product capabilities and customer relevance through the continued integration of our products into technology partner products.

- *Pursue Strategic Acquisitions* - We have completed many acquisitions since our inception that have helped broaden our capabilities, enhance our products and technologies, enable us to expand into adjacent markets and better position us to meet the needs of a larger base of customers and prospects.

- *Improve Cost Structure and Drive Efficiencies* - We plan to balance our investments in key technology, product development, sales and marketing, and other initiatives that will enable us to drive long-term profitable growth with an ongoing focus on managing costs and driving efficiencies.

Support Services

Customer satisfaction is a key driver of our success. Our support programs offer customers various levels of high-quality support services to assist in the deployment and use of our solutions. We have support personnel strategically deployed across the globe to deliver 24/7 support to our customers. Certain support services, such as on-site support activities, are provided by qualified third-party support partners. In addition, many of our certified resellers provide Partner Enabled Support to our end users. This is especially prevalent in international locations where time zones and language, among other factors, make it more efficient for end users to have the reseller provide initial support functions. Our support also includes updates to our software and firmware at no additional charge, if and when such updates are developed and made generally available to our commercial customer base. If ordered, support commences upon fulfilment or expiration of the standard warranty for software. For software, which also includes firmware, the standard warranty commences upon fulfilment and expires 60 to 90 days thereafter. With regard to hardware, the standard warranty commences upon fulfilment and expires 60 days to 12 months thereafter. We believe our warranties are consistent with commonly accepted industry standards. We expect to continue to provide support services for the acquired platforms under existing agreements and plan to explore opportunities to further simplify and standardize our support obligations over the coming years.

Manufacturing

Our manufacturing operations consist primarily of final product assembly, configuration, and testing. We purchase components and subassemblies from suppliers and construct our hardware products in accordance with NetScout standard specifications. We inspect, test and use process controls to ensure the quality and reliability of our products. We maintain an ISO 9001 quality systems registration, a certification showing that our corporate procedures and manufacturing facilities comply with standards for quality assurance and process control. We also maintain an ISO 9001:2000 quality systems registration, a certification showing that our corporate procedures comply with standards for continuous improvement and customer satisfaction.

We generally use standard parts and components for our products, which can be sourced from various suppliers. We have generally been able to obtain adequate supplies of components in a timely manner from current suppliers. While certain components, such as computer network interface cards, are currently purchased from a single supplier, we have identified alternate suppliers that we believe can be qualified relatively quickly to fulfill our needs should an issue arise with the existing supplier. We continue to monitor the impact of the war in Ukraine and the hostilities in the Middle East, global geopolitical tension, and macroeconomic conditions, as well as other factors, on our supply chain. Although we have been able to manage supply challenges in the past, there is no guarantee that we will be able to continue to manage these challenges without significant impacts to our business if our supply chain becomes increasingly strained. Our reliance on single source suppliers and impacts on our supply chain are further described in Item 1A "Risk Factors."

We manufacture our products based upon near-term demand estimates resulting from sales forecasts and historical fulfillment information. However, since these forecasts have a high degree of variability because of factors that include time of year, overall economic conditions and sales employee incentives, we believe it is prudent to maintain inventory levels in advance of receipt of firm orders to ensure that we have sufficient stock to satisfy incoming orders. The potential impacts of the global and macroeconomic conditions and potential supply chain disruptions on our business are further described in Item 1A "Risk Factors."

Sales and Marketing

Sales

We sell our products, support and services through a direct sales force and an indirect reseller and distribution channel.

Our direct sales force generally uses a "high-touch" sales model that consists of face-to-face or virtual meetings with customers to understand and identify their unique business challenges and requirements. Our sales teams translate our customers' requirements into tailored business solutions that allow the customer to maximize the performance of its infrastructure and service delivery environment. Due to the complexity of the systems and the capital expenditures involved, our sales cycles typically take between three and twelve months. We build strategic relationships with our customers by continually enhancing our solution to help them address their evolving service delivery management challenges. In addition to providing a comprehensive solution to meet these needs, we continually provide software enhancements to our customers as part of their maintenance contracts with us. These enhancements are designed to provide additional and ongoing value to our existing customers to promote loyalty and the expansion of their deployment of our products. Existing customer growth is also driven by the expansion and changes in their networks as they add new infrastructure elements, new users, new locations, new applications, experience increasing service traffic volumes or encounter incremental cyber threats.

We also maintain an indirect reseller and distribution channel. Sales to customers outside the United States are primarily export sales through channel partners. Our channel partners assist us by improving our reach to customers, extending our presence in new markets, and marketing and selling our products to a broad array of organizations globally. We sell through a range of channel partners including value-added resellers, value-added distributors, resellers, and system integrators, to our enterprise, service provider and government customers. Historically and currently, we have used indirect distribution channels principally as intermediaries on contractual terms for customers with whom we do not have a contract. Our sales force meets with end user customers to present our products and solutions, conduct demonstrations, provide evaluation equipment, recommend detailed product solutions, develop product deployment designs and timelines, and assist in establishing financial and other justifications for the proposed solution. During this selling process, a channel partner, who has contracts with both the end customer and us, may be brought in to facilitate the transaction and to provide fulfillment services. In the case of international channel partners, those services usually also include currency translation and support. In the U.S., fulfillment services are usually limited to invoicing and cash collection. Under this approach, we have limited dependence upon channel partners for the major elements of the selling process. In many cases, there are multiple channel partners with the required contractual relationships, so dependence on any single channel partner is not significant.

During the fiscal years ended March 31, 2025 and 2024, no direct customers or indirect channel partners accounted for more than 10% of our total revenue. During the fiscal year ended March 31, 2023, one direct customer, Verizon, accounted for more than 10% of our total revenue, while no indirect channel partners accounted for more than 10% of our total revenue.

Marketing

Our marketing organization drives our market research, strategy, product positioning and messaging, and produces and manages a variety of programs such as customer forums, trade shows, industry events, advertising, public and analyst relations, social media, direct mail, seminars and webinars, sales promotions and other online marketing programs. These programs are focused on promoting the sale and acceptance of our solutions to further build the NetScout brand for our service assurance and cybersecurity products within the marketplace.

Key elements of our marketing strategy focus on thought leadership, market positioning, market education, go to market strategies, reputation management, demand generation, and the acceleration of our strategic selling relationships with local and global resellers, systems integrators, and our technology alliance partners. During fiscal year 2025, we continued to invest in the promotion of the NetScout brand related to service assurance and cybersecurity products in their respective markets. We expect to continue these initiatives during fiscal year 2026.

Research and Development

Our continued success depends significantly on our ability to anticipate and create solutions that will meet emerging customer requirements. We work closely with our largest enterprise and service provider customers to better understand and address their near-term and longer-term requirements. By better understanding the key, time-sensitive needs of our global customer base, we believe our development programs will continue to result in enhanced products that are able to meet the increasing challenges of an increasingly complex and dynamic global network environment.

We have invested significant financial resources and personnel into the development of our products and technology. Our continued investment in research and development is crucial to our business and our continued success in the market. We have assembled a team of highly skilled engineers with expertise in various technologies associated with our business and the technologies being deployed by our customers. We plan to continue to enhance and expand our product offerings and capabilities in the near future while integrating key capabilities from acquired product lines as appropriate. As a result, we plan to continue to invest and dedicate significant resources to our research and development activities for both our enterprise and service provider customers.

We predominantly develop our products internally, with some limited third-party contracting. We have also acquired developed technology through business acquisitions. To promote industry standards and manifest technology leadership, we participate in and support the activities and recommendations of industry standards bodies, and we also engage in close and regular dialogue with our key customers and alliance partners. These activities provide early insight into the direction of network and application performance requirements and the changing cybersecurity landscape that impacts current and emerging technologies.

Seasonality

We have experienced, and expect to continue to experience, quarterly variations in our order bookings as a result of a number of factors, including the length of the sales cycle, complexity of customer environments, new product introductions and their market acceptance and seasonal factors affected by customer projects and typical IT buying cycles. Due to these factors, we historically have experienced stronger bookings during our fiscal third and fourth quarters than in our fiscal first and second quarters.

Customers

We sell our products to enterprises, service providers and local, state, and federal governmental agencies with large-and medium-sized high-speed IP computer networks. Our enterprise customers cover a wide variety of industries, such as financial services, technology, manufacturing, healthcare, utilities, education, transportation and retail as well as government and associated agencies. Our telecommunications service provider customer group includes mobile operators, wireline operators, cable operators, internet service providers, and cloud providers.

Backlog

We produce our products on the basis of our forecast of near-term demand and maintain inventory in advance of receipt of firm orders from customers. We configure our products to customer specifications and generally deliver products shortly after receipt of the purchase order. Service engagements are also included in certain orders. Customers generally may reschedule or cancel unfulfilled orders with little or no penalty. Our total backlog at any particular time is not necessarily indicative of future sales levels. Within total backlog, fulfillable backlog includes what we consider to represent orders that are generally available to be delivered to customers as of the end of the reporting period. Delivery of our fulfillable backlog typically occurs early in the subsequent quarter. However, delivery may be delayed or accelerated due to various other reasons, including but not limited to, changes in timing of customer projects and product delivery schedules, which may not be within our control. Our total combined product backlog at March 31, 2025 was $33.1 million compared to $6.8 million at March 31, 2024. Combined product backlog included fulfillable backlog of $25.1 million and $2.5 million at March 31, 2025 and 2024, respectively. Total backlog includes orders that were received late in the quarter and radio frequency propagation modeling projects, as well as multi-year enterprise license agreements. In some cases, we have begun these projects but have not yet hit billable milestones. At March 31, 2025 and 2024, deferred revenue contained a gross balance of $8.3 million and $1.2 million, respectively related to these radio frequency propagation modeling project orders.

Competition

We compete with many companies in the markets we serve. The service assurance market, including the infrastructure, network, and application performance management markets, is highly competitive, rapidly evolving, and fragmented with overlapping technologies and a wide range of competitors, both large and small, who may deliver certain elements of our solution. Consequently, there are a number of companies who have greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Additionally, certain competitors, either due to their size and resources or due to their technological strengths, may be able to respond more effectively than we can to new or changing opportunities, technologies, standards and customer requirements.

Principal competitive factors in our service assurance market include scalability; ability to address a large number of applications, locations and users; product performance; the ability to easily deploy into existing network environments; the ability to offer virtualized solutions; and the ability to administer and manage the solution.

While we face multiple competitors within the service assurance industry, we believe that we compete favorably on the basis of the following factors:

- we provide a comprehensive service delivery management solution that is capable of addressing the needs of both enterprise and service provider customers and can be scaled to meet the challenges of today's dynamic service delivery environments;

- we believe that our solutions provide superior data and compete favorably on a broad range of metrics including the ability to recognize and track a large number of applications;

- we believe our solutions possess the scalability to support high and increasing levels of data and network traffic;

- our solutions look at both data and control plane traffic across an entire network; and

- our ASI technology is optimized to provide real-time information about service performance and real-time alerts to emerging service problems whereas traditional solutions are inherently latent, supporting only forensic-trouble shooting after an issue has occurred.

In the enterprise market, our competitors include companies who provide network performance management, application performance management, infrastructure performance management and other related solutions such as CA Technologies (a Broadcom Inc. business), Cisco Systems, Dynatrace, Datadog, ExtraHop, IBM, Infovista, Viavi, Gigamon, New Relic, Riverbed Technology, Splunk (a Cisco Systems business) and SolarWinds. In addition, we both compete with and partner with large enterprise management vendors, such as HP and IBM, who offer performance management solutions. We also compete with smaller, privately held competitors who often focus on specific vertical markets.

In the service provider market, we compete with traditional probe vendors, network equipment manufacturers, big data and analytics vendors, and virtualization vendors. These vendors include Anritsu, Cisco, Ericsson, EXFO, Huawei, IBM, Infovista, Niksun, Elisa Polystar, Radcom, Splunk (a Cisco Systems business), Nokia and Viavi. We face additional competitive threats from startups and new entrants that seek to offer innovative solutions in an industry characterized by rapid technological change.

In the cybersecurity market, we face a range of competitors, including those that may have greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. We believe that the scalability of our solutions, flexible deployment, and price-performance of our cybersecurity solutions positions us well to compete against both larger network equipment and security companies and smaller niche security solutions vendors.

In the service provider DDoS solutions market, we compete under the NetScout Arbor brand with a broad range of vendors including Radware, Akamai, F5 Networks, A10 Networks, Fortinet, Fastly, Cloudflare and Corero Network Security. In the enterprise market for Network Detection and Response (NDR) solutions that utilize specialized threat analysis, traffic analysis, and packet forensics to detect and raise alerts of advanced network threats, we compete under the NetScout Omnis Cybersecurity brand with a range of vendors including Darktrace, Vectra Networks, Extrahop, Cisco, and other specialist providers.

Our ability to sustain a competitive advantage depends on our ability to deliver continued technology innovation and adapt to meet the evolving needs of our customers. Competitive factors in our industry are further described in Item 1A "Risk Factors."

Intellectual Property Rights

We rely on patent, copyright, trademark, and trade secret laws and contract rights to establish and maintain our rights in our technology and products. While our intellectual property rights are an important element in our success, our business does not depend on any one particular patent, trademark, copyright, trade secret, license, or other intellectual property right.

We use contracts, statutory laws, domestic and foreign intellectual property registration processes, and international intellectual property treaties to protect our intellectual property portfolio and rights from infringement. From a contractual perspective, we use license agreements and non-disclosure agreements to control the use of our intellectual property and protect our trade secrets from unauthorized use and disclosure. In addition to license agreements, we rely on U.S. and international copyright law to protect against unauthorized copying of software programs in the U.S. and abroad. We have obtained U.S. and international trademark registrations to preserve and protect certain trademarks. We have also filed and obtained U.S. patents and international counterparts to protect certain unique NetScout inventions from being unlawfully exploited by other parties. However, there is no assurance that pending or future patent applications will be granted, that we will be able to obtain patents covering all our products, or that we will be able to license, if needed, patents from other companies on favorable terms or at all. Our proprietary rights are subject to other risks and uncertainties described under Item 1A "Risk Factors."

Human Capital Management

We strive to remain a team of entrepreneurs, with the agility of a start-up and the sophistication of a global technology company. We believe that our culture is critical to our success and growth. Our Lean But Not Mean culture complements and augments our technology, exceptional talent, and forward-thinking innovation. "Lean" decision-making enables early resolution of tough choices and puts employees and the long-term success of the company first. We believe our commitment to our culture and values, a diverse workforce, talent development, and health and safety, and providing competitive total rewards motivates our employees around the world. Our Compensation Committee oversees our key human capital management strategies and programs and shares oversight of health and safety matters with the Nominating and Corporate Governance Committee of the Board of Directors.

Employees

At March 31, 2025, we had 2,123 employees worldwide – over 99% of whom were full time employees. Our employees are in 35 countries with 62% of our employees located in the United States.

Culture & Values

We believe that our company culture is critical to our success and growth. Our culture complements and augments our technology, exceptional talent, and forward-thinking innovation. As a result of our philosophy, we have pledged to be considerate, loyal and appreciative of our employees while also enacting decision-making processes and business strategies that result in efficient business outcomes.

We dedicate heightened attention to our mission as Guardians of the Connected World and this mission serves as a key component in our employee engagement program. We continuously communicate our mission, values, and goals to all of our global employees through town hall meetings that provide direct interaction with the CEO, and in-depth focus groups that support messaging from top executives. These meetings allow leaders to stay connected with all employees and ensure everyone is equipped with the knowledge and tools to align their efforts with our vision, mission and goals. The Nominating and Corporate Governance Committee oversees these efforts as part of its comprehensive review of environmental, social, and governance (ESG) matters and the Compensation Committee oversees NetScout's human capital management as related to culture and values as well.

Commitment to Workplace Culture

NetScout's commitment to workplace culture is important to our organizational excellence and complements our core values of performing with integrity, compassion, collaboration, and innovation. We embrace and encourage our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status, and other characteristics that make our employees unique. Our ESG team includes members from multiple functional areas whose activities are overseen by our executive ESG Steering Committee, to foster transparent, merit-based, and consistent processes in employee engagement, onboarding, learning and development, policymaking, and career planning.

Talent Development

We invest in the ongoing development of our employees across the globe. As part of that program, we offer opportunities to identify leaders and develop and support all employees, including:

- Management and leadership development – to create leaders who provide direction, apply disciplined management practices, collaborate across functions, and understand the impact they have on others.

- Diversity management training – to support an inclusive workplace and foster consistent management practices across the globe.

- Management talent assessment – to bring greater transparency and understanding of required skills and abilities as we identify leaders at all levels.

Health and Safety Regulatory Compliance

Our Health and Safety (H&S) Council is responsible for H&S policy, managing and coordinating H&S regulatory compliance, and tracking goals and results. The H&S Council reports to senior executives and its results are reported to the Nominating and Corporate Governance Committee of the Board of Directors.

Total Rewards

We offer a competitive compensation and benefits package to attract, retain and motivate our employees. Our compensation package includes market-competitive pay, cash and equity incentive compensation, an Employee Stock Purchase Plan, retirement benefits, health benefits, paid time off and leave benefits.

Environmental, Social and Governance

We are committed to making a positive impact on the lives of our employees, in our surrounding communities, and for our customers and investors, and believe that effectively managing ESG matters is an important part of creating long-term value. As set out in its Charter, our Nominating and Corporate Governance Committee oversees our ESG program. The Nominating and Corporate Governance Committee meets regularly and reviews and advises on ESG strategy and apprises the full Board of Directors, which also considers our overall ESG program and strategy as well as its alignment with our mission. The Audit Committee also regularly reviews ESG-related topics such as enterprise risk management, our anticorruption program, ethics and compliance issues, supply chain issues including human rights protections, and data privacy and security. The Compensation Committee regularly reviews ESG-related topics such as talent development, human capital management, compensation, and leadership training.

The ESG Steering Committee, under the strategic direction of the Chief Executive Officer and chaired by our General Counsel, who also serves as our Chief ESG Officer, provides guidance and management oversight for the ESG program. The Office of ESG, chaired by our General Counsel, acting in his role of Chief ESG Officer, is responsible for the development and implementation of the ESG program. With representation across key business functions, the mandate of the Office of ESG is to consider our existing ESG efforts, understand stakeholder perspectives (including customers, investors, and employees among others), identify areas for improvement that align with our business, and monitors and reports on the progress of our program to hold ourselves accountable to our stakeholders and the broader community.

Our global ESG program aims to make a significant impact across various areas. We focus on reducing the environmental footprint of our operations and products. We promote a positive and engaged workplace culture through our Lean But Not Mean philosophy. We are committed to bridging the digital divide as Guardians of the Connected World. Additionally, we use our cybersecurity expertise to help our customers achieve network resiliency.

Government Regulation

As a company with global operations, we are subject to a variety of evolving regulatory requirements in the countries in which we operate or in which we offer our service assurance and cybersecurity solutions, including, among other things, data privacy, AI, information security, export, antibribery, and other legal, regulatory and compliance requirements. In the ordinary course of business, we may collect, receive, use, store, generate, transfer, dispose of, transmit, share, and process (collectively, "process") sensitive, proprietary, and confidential information, including personal information, business data, trade secrets, intellectual property, and confidential third-party data (collectively, "sensitive data"). Accordingly, we may be subject to numerous data privacy and security obligations, including federal, state, and local laws, regulations, industry standards, guidance, and other obligations related to data privacy and security. Additionally, to the extent we collect personal information from individuals outside of the United States, we are, or may become, subject to foreign data privacy and security laws, such as the European Union's General Data Protection Regulation ("EU GDPR"). Foreign data privacy and security laws impose significant and complex compliance obligations on entities that are subject to those laws.

We are also subject to global laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the U.S. Commerce Department's Export Administration Regulations and economic and trade sanctions regulations maintained by the Office of Foreign Asset Control (OFAC), as well as anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act.

These laws are examples of the stringent and evolving regulatory frameworks related to our business activities that may increase our compliance obligations and exposure for any noncompliance. For more information on the potential impacts of government regulations affecting our business, see "Risk Factors" included under Part I, Item 1A.

Corporate Information

Our corporate headquarters are located at 310 Littleton Road, Westford, Massachusetts, and our telephone number is (978) 614-4000. We were incorporated in Delaware in 1984.

Our internet address is http://www.NetScout.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are made available free of charge on or through our website at ir.netscout.com as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. None of the information posted on our website is incorporated by reference into this Report.

We webcast our earnings calls and certain events we participate in or host with members of the investment community. They are made available on our investor relations website at ir.netscout.com//investors/events-and-presentations/events-calendar/default.aspx. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, as part of our investor relations website. The contents of these sections of our investor relations website are not intended to be incorporated by reference into this report or in any other report or document we file with the SEC.

Item 1A. Risk Factors.

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Annual Report and other documents we file with the SEC. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial may also impair our business, including our results of operations, liquidity, and financial condition.

Because of the following factors, as well as other variables affecting our results of operations, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Business and Industry

Unfavorable and uncertain conditions in our industry, our customers' industries, the global economy, or reductions in information technology spending, could limit our ability to grow or maintain our business and negatively affect our results of operations.

Unfavorable and uncertain conditions in the economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations, high interest rates, inflation, bank failures, international trade policies (including trade protection measures, such as tariffs, sanctions and other trade barriers), political turmoil, a shifting regulatory landscape, changes in government spending patterns, natural catastrophes, outbreaks of contagious diseases, warfare, including in Ukraine, and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business and our results of operations. In addition, we serve certain industries that have historically been cyclical and have experienced periodic downturns that have had a material adverse impact on demand for the products, software, and services that we offer. Many of our customers are concentrated in certain industries, including financial services, public sector, healthcare, and the service provider market. Furthermore, consolidation in certain industries may result in reduced overall spending on our products and solutions. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or how any such event may impact our business.

International trade policies, including trade protection measures such as tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects.

The recent announcements of new tariffs and restrictive trade policies have created a dynamic and unpredictable trade landscape, which may adversely impact our business. Although our current business model is not directly reliant on the import or export of physical goods, trade policies may indirectly adversely impact our business and operations. In addition, many of our customers operate businesses that may be impacted by trade policies, which may result in decreased demand for our products and services or extended sales cycles as customers assess the impact of evolving trade policies on their operations and face increased costs or decreased revenue due to tariffs and trade restrictions.

Trade disputes, trade restrictions, tariffs, and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our services, delay renewals or limit expansion opportunities with existing customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock.

While we continue to monitor international trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn or escalation in trade tensions could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this report.

Potential product vulnerabilities or critical security defects, prioritization decisions regarding remedying vulnerabilities or security defects, or customers not deploying security releases or deciding not to upgrade products, services, or solutions could result in claims of liability against us, damage our reputation, or otherwise harm our business.

The products and services we sell or license to customers, including our cloud-based solutions and our service offerings, may contain vulnerabilities or critical security defects which have not been identified or remedied. We may also make prioritization decisions in determining which vulnerabilities or security defects to fix, and the timing of these fixes, which could result in exploitation that compromises security.

Customers also sometimes need to test security releases before they can be deployed, which can delay implementation. In addition, we rely on third-party providers of software and cloud-based services, and we cannot control the rate at which they remedy vulnerabilities. Customers may also not deploy a security release or decide not to upgrade to the latest versions of our products or services leaving them vulnerable.

If our products contain material errors or quality issues, such issues may be costly to correct, revenue may be delayed, we could be sued, and our reputation could be harmed.

Our products are inherently complex, and, despite our quality assurance processes and testing by our customers and us, errors or quality issues may be found in our products after commencement of commercial shipments, especially when products are first introduced or when new versions are released. These errors may result from components supplied by third parties incorporated into our products, which makes us dependent upon the cooperation and expertise of such third parties for the diagnosis and correction of such errors. If errors are discovered, we may not be able to correct them in a timely manner or at all. In addition, we may need to make significant expenditures to eliminate errors and failures. Material errors and failures in our products could result in loss of or delay in market acceptance of our products and could damage our reputation. Regardless of the source of these defects or errors, we may need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. If one or more of our products fail, a customer may assert warranty and other contractual claims for substantial damages against us. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and harm the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results, and financial condition could be adversely impacted.

The occurrence or discovery of these types of errors or failures could have a material and adverse impact on our business, operating results, and financial condition. Any such errors, defects, or security vulnerabilities could also adversely affect the market's perception of our products and business.

If our information technology systems, or those of third parties with whom we work, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

Cyber-attacks, malicious internet-based activity, fraud, and similar activities threaten the confidentiality, integrity, and availability of our sensitive, proprietary, and confidential information, including personal information, business data, trade secrets, intellectual property, and confidential third-party data, and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists" promoting certain causes, organized criminal threat actors, personnel (such as through theft or misuse or unintentional disclosure), sophisticated nation states, and nation-state-supported actors.

Increasingly, cyber-attacks are being used for geopolitical reasons and in conjunction with military conflicts and defense activities to drive strategic advantages for nation states and their supporters. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to heightened risk of these attacks, including retaliatory cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including phishing attacks), malicious code (such as viruses and worms), malware (including advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or human error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, telecommunications failures, and other similar threats, including attacks enhanced or facilitated through the use of Artificial Intelligence ("AI"). Severe ransomware attacks are also prevalent and could lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds for us and our customers.

In addition, some of our customers are subject to the EU's Digital Operational Resilience Act and similar UK regulatory requirements on operational resilience which may obligate such customers to impose contractual provisions on us, including certain mandatory third-party risk management provisions. If we fail to materially comply with these contractual requirements, we may be subject to investigations, audits or other adverse consequences.

Additionally, future or past business transactions could expose us to additional cybersecurity risks, as our systems could be negatively affected by vulnerabilities present in acquired or integrated systems or technologies. Security issues not previously discovered during due diligence may arise in such systems or technologies.

Our reliance on third parties could also introduce cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations due to security incidents or other interruptions they experience. For example, we rely on third parties and technologies to operate some of our business systems and process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other information systems. We also rely on third-party service providers to provide other products, services, or parts to our customers. While we have instituted a third-party risk management process that is designed to account for third party specific risks, our ability to monitor these third parties' information security practices is limited. Third parties may not sufficiently maintain their information security measures or may change them without our knowledge or delay notification to us in a timely manner. If the third parties we rely on are subject to a security breach or otherwise suffer disruptions that affect the services we use, the integrity and availability of our internal information could be compromised causing the loss of confidential or proprietary information, damage to our reputation, and economic loss. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or the supply chains of third parties with whom we work have not been compromised. While we may be entitled to damages if a third party with whom we work fails to satisfy their data privacy or security-related obligations to us, we cannot be certain that our applicable contracts with these third parties will adequately limit our data privacy or security-related liability to them or others, be sufficient to allow us to obtain indemnification or recovery from them, or be sufficient to cover all or any of our damages.

Although we have multiple and layered controls and security measures designed to prevent, detect and respond to cyberattacks, experienced computer hackers are increasingly organized and sophisticated, and we cannot guarantee that our security measures will be sufficient to protect against unauthorized access to our IT networks, software and systems. Malicious attack efforts operate on a large-scale and sometimes offer targeted attacks as a paid-for service. In addition, the techniques used to obtain access or sabotage networks change frequently, and we may be unable to anticipate such techniques, implement adequate preventative measures, or detect and stop security breaches that may arise from such techniques. As a provider of security solutions, we may be a more attractive target for such attacks. Other individuals or entities, including personnel or vendors, may also intentionally or unintentionally provide unauthorized access to our IT environments.

While we take steps to detect, mitigate, and remediate vulnerabilities in our information systems (such as hardware and/or software), vulnerabilities could be exploited and result in a security incident. We rely on third parties for vulnerability reporting including severity assessments that help prioritize patching. We may not, however, detect or remediate all such vulnerabilities including on a timely basis.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss alternation, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our products and services.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents, or take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we, or a third party with whom we work, experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions; additional reporting, disclosure, notification and/or oversight requirements; restrictions on processing sensitive data; litigation; indemnification obligations;

negative publicity; reputational harm; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Our ability to quickly and successfully recover from a disaster, public health crisis, or other business continuity event could affect our ability to deliver our products and negatively impact our business reputation.

The occurrence of a natural disaster, public health crisis, or an act of war or terrorism, or a decision or need to close any of our facilities without adequate notice or time for making alternative arrangements could result in interruptions in the delivery of our products and services. Our central business functions, including administration, human resources, finance services, legal, development, manufacturing and customer support depend on the proper functioning of our computer, telecommunication and other technology systems and operations, some of which are operated or hosted by third parties.

While we have business continuity programs in place, a disruption or failure of systems or operations because of a disaster, public health crisis or other business continuity event could cause data to be lost or otherwise delay our ability to complete sales and provide products and services and provide the highest level of service to our customers. In addition, we could have difficulty producing accurate financial statements on a timely basis, which could have an impact on our ability to make timely disclosures and could adversely affect the trading value of our stock. Although we endeavor to ensure there is redundancy in these systems and that they are regularly backed-up, there is no guarantee that data recovery in the event of a disaster would be effective or occur in an efficient and timely manner. Our operations are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario.

If we fail to introduce new products and solutions or enhance our existing products and solutions to keep up with rapid technological change, demand for our products and solutions may decline.

The market for application and network performance management, service assurance, cybersecurity solutions, and business intelligence is highly competitive and characterized by rapid changes in technology, including AI, evolving industry standards, changes in customer requirements, a current high level of and increasing competition, and frequent product introductions and enhancements. Our success is dependent upon our ability to meet our customers' needs, which are driven by changes in technologies, new application technologies, new security risks and the emergence of new industry standards. In addition, new technologies may shorten the life cycle for our products and solutions or could render our existing or planned products and services less competitive or obsolete. We must address demand from our customers for advancements in our products and services applications to support our customers' growing needs and requirements in complex networks. To meet this challenge and remain competitive in the market, we must introduce new enhancements and additional form factors to our existing product lines and service offerings. If we are unable to develop, introduce and communicate new network and application performance management and service assurance products, network security products, business intelligence products, and solutions or enhancements to existing products in a timely and successful manner, this inability could have a material and adverse impact on our business, operating results and financial condition.

As our success depends in part on our ability to develop product enhancements and new products and solutions that keep pace with continuing changes in technology, cyber risk and customer preferences, we must devote significant resources to research and development, development and introduction of new products and enhancements on a timely basis, and obtaining market acceptance for our existing products and new products. We have introduced and intend to continue to introduce new products and solutions, including ongoing migration to "software as a service" as well as cybersecurity products. If the introduction of these products and solutions is significantly delayed or if we are unsuccessful in bringing these products and solutions to market, our business, operating results, and financial condition could be materially and adversely impacted. We are developing and are already deploying a number of new products as well as enhancements to our existing products and offerings, as well as additional software only solutions and products available in multiple form factors for most of our existing solutions.

We must invest in research and development to remain competitive in our industry. However, there can be no assurances that continued investment and increased research and development expenses will ultimately result in our maintaining or increasing our market share, which could result in a decline in our operating results. The process of developing new solutions is complex and uncertain; we must commit significant resources to developing new services or features without knowing whether our investments will result in services or features the market will accept. If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. Also, we may not be able to successfully complete the development and market introduction of new products or product enhancements in a timely manner. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will likely decline, and we may lose market share to our competitors.

Our reliance on sole source suppliers could adversely impact our business.

Specific components that are necessary for the hardware assembly of our instruments are obtained from separate sole source suppliers or a limited group of suppliers, including some with operations in locations with geopolitical uncertainty. These components include our network interface cards and proprietary hardware. Our reliance on sole or limited suppliers involves several risks, a lack of control over the manufacturing process and inventory management, potential inability to obtain an adequate supply of required components, and the inability to exercise control over pricing, quality and timely delivery of components. For most of our products, we do not have the internal manufacturing capabilities to meet our customers' demands so we rely on third parties to supplement our capabilities. It is our practice to mitigate these risks by partnering with key suppliers, including distributors, to establish a variety of supply continuity practices. These practices may include, among other approaches, establishing buffer supply requiring suppliers to maintain adequate stocks of materials and use-based and kanban programs to set supply thresholds. We also maintain escrow arrangements for certain technologies. Where possible, we use widely available off-the-shelf hardware and work with large suppliers with multiple factories in diverse geographies. However, failure of supply, including because of a public health crisis, geopolitical conflicts, terrorism or war, tariffs and associated trade wars, sanctions or embargoes, or failure to execute effectively on any of our risk mitigation practices could result in our inability to obtain adequate supply or deliveries or to ship our products on a timely basis or at all. Moreover, if we are unable to continue to acquire from these suppliers on acceptable terms or should any of these suppliers cease to supply us with components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers could result in significant delays, operational problems, and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period or, in extreme circumstances, at all. These risks could damage relationships with our current and prospective customers, cause shortfalls in expected revenue, and could materially and adversely impact our business, operating results and financial condition.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products. Our customers depend on our support organization to resolve issues relating to our products deployed on their networks. A high level of support is critical for continued relationships with our customers. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, it could adversely affect our ability to sell our products to existing customers and could harm our reputation with existing and potential customers. Any failure to maintain high quality support and services could harm our operating results and reputation. Further, if customers demand these services, and we cannot adequately meet their demand, or if we cannot realize revenues in connection with our provision of services related to product support, it could have a material and adverse impact on our financial condition and results of operations.

The success of our business depends, in part, on the continued growth in the market for and the continued commercial demand for service delivery, service assurance and network security solutions.

We derive nearly all our revenue from the sale of products and services that are designed to allow our customers to ensure the delivery of services through management of the performance and network security of applications across IP networks. We have expanded our operations in the past through acquisitions and organic growth and may continue to expand them in the future to gain share in the evolving markets in which we operate. Therefore, we must be able to predict the appropriate features and prices for future products to address the market, the optimal distribution strategy, and the future changes to the competitive environment. For us to be successful, our potential customers must recognize the value of more sophisticated application management and network security solutions, decide to invest in the management of their networked applications and adopt our management solutions. Any failure of this market to continue to be viable would materially and adversely impact our business, operating results, and financial condition. Additionally, businesses may choose to outsource the operations and management of their networks to managed service providers. Our business may depend on our ability to continue to develop relationships with these service providers and successfully market our products to them.

Failure to manage growth properly and to implement enhanced automated systems, including systems with AI, could adversely impact our business.

The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. Additional growth will place significant demands on our management, infrastructure, and other resources. To manage further growth effectively, we must increase management depth and enhance succession planning. It is also important to our continued success that we hire qualified employees, properly train them and manage out poorly performing personnel, all while maintaining our corporate culture and spirit of innovation. If we are not successful at these efforts, our growth and operations could be adversely affected, and we may not be able to achieve our near- and long-term financial or operational goals. We will also need to maintain and continually improve our financial and management controls, reporting systems, and procedures as our business grows and evolves over time. If we are unable to manage our growth effectively, our costs, the quality of our products, the effectiveness of our sales organization, our ability to attract and retain key personnel, our business, our operating results and financial condition could be materially and adversely impacted. To manage our growth effectively, we may need to implement new or enhanced automated infrastructure technology and systems, including systems with AI.

Any disruptions or ineffectiveness relating to our systems implementations and enhancements could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business.

As our business evolves, we must also expand and adapt our information technology (IT) and operational infrastructure. Our business relies on our data systems, billing systems and other operational and financial reporting and control systems. These systems have become increasingly complex due to the complexity of our business and acquisitions of new businesses with different systems. To manage our technical support infrastructure effectively and improve our sales efficiency, we will need to continue to upgrade and improve our data systems, billing systems, ordering processes, customer relationship management systems, and other operational and financial systems, procedures and controls. These upgrades and improvements may be difficult and costly, and they may require employees to dedicate a significant amount of time to implement. If we are unable to adapt our systems and organization in a timely, efficient, and cost-effective manner to accommodate changing circumstances, our business may be adversely affected.

Our success depends, in part, on our ability to manage and leverage our distribution channels. Disruptions to, or our failure to effectively develop and manage, these partners and the processes and procedures that support them could adversely affect our ability to generate revenues from the sale of our products and services. Managing these distribution channels and relationships requires experienced personnel, and lack of sufficient expertise could lead to a decrease in sales of our products and services, which could cause our operating results to suffer.

Our future growth and success may require us to increase the number and use of our indirect sales efforts through our distributors and channel partners and to leverage those relationships to expand these distribution channels and to develop new indirect distribution channels to increase revenue. Our channel partners have no obligation to purchase any products from us. Some of our distribution and channel partners also distribute and sell competitive products and services and the reduction in sales of our products by these partners could materially reduce our revenues. In addition, they could internally develop products that compete with our solutions or partner with our competitors and bundle or resell competitors' solutions, possibly at lower prices. The potential inability to develop relationships with new partners in new markets, expand and manage our existing partner relationships, the unwillingness of our partners to market and sell our products effectively or the loss of existing partnerships or experienced personnel could have a material and adverse impact on our business, operating results and financial condition. Sales to customers outside the United States accounted for 43%, 43%, and 36% of our total revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

The need to develop such relationships can be particularly acute in areas outside of the U.S. Recruiting and retaining qualified channel partners and training them in the use of our technology and services and ensuring that they comply with our legal and policy requirements requires significant time and resources throughout the relationship. If we are unable to devote the time necessary to retain and train such channel partners, our revenues could be negatively impacted.

Our business and operations, and the operations of our customers, partners, and/or suppliers, may be adversely affected by epidemics and pandemics.

We face risks related to epidemics, pandemics, and other outbreaks of communicable diseases that adversely affect the commercial activity, economies, financial markets, and communities in which we and our customers, suppliers and other business partners operate. An epidemic, pandemic, or other outbreak of communicable diseases poses the risk that we, our customers, suppliers, and other business partners may be disrupted or prevented from conducting normal business activities for certain periods of time, the durations of which are uncertain, and may otherwise experience significant impairment of business activities. Our business continuity plans and processes may not anticipate or plan for every potential risk scenario for the outbreak of an epidemic or pandemic and our customers, suppliers, and other business partners may not have similarly robust continuity plans and processes in place.

In addition, we rely on third-party suppliers and manufacturers throughout the globe, which may be impacted by epidemics or pandemics. Future epidemics or pandemics may result in the shutdown of certain businesses and the closure of international borders, which may result in disruptions to our supply chain, including from temporary closure of third-party supplier and manufacturer facilities, interruptions in product supply or restrictions on the export or shipment of our products, as well as the import of products into countries in which we operate. These potential events could have an adverse effect on our revenues and operating results.

To the extent a future epidemic or pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, such as those relating to the estimates made for our critical accounting policies, and the operation of internal controls over such estimates, as well as on our liquidity and on our ability to satisfy any indebtedness obligations and debt covenants.

Risks Related to Our Intellectual Property

Necessary licenses for third-party technology may not be available to us on commercially reasonable terms or at all.

We currently, and will in the future, license technology from third parties that we use to produce or embed in our products. While we have generally been able to license required third-party technology to date, third-party licenses required in the future may not be available to us on commercially reasonable terms or at all. If we are unable to obtain any necessary third-party licenses, we would be required to redesign our product or obtain substitute technology, which may not perform as well, be of lower quality or be more costly. The loss of these licenses or the inability to maintain any of them on commercially acceptable terms could delay development of future products or the enhancement of existing products. We may also choose to pay a premium price for such a license in certain circumstances where continuity of the licensed product would outweigh the premium cost of the license. The unavailability of these licenses or the necessity of agreeing to commercially unreasonable terms for such licenses could materially adversely affect our business, financial condition, operating results, and cash flows.

Our success depends on our ability to protect our intellectual property rights.

Our business is heavily dependent on our intellectual property. We rely upon a combination of patent, copyright, trademark and trade secret laws and registrations and non-disclosure and other contractual and license arrangements to protect our intellectual property rights. The reverse engineering, unauthorized copying, or other misappropriation of our intellectual property, including intentionally or unintentionally through AI, could enable third parties to benefit from our technology without compensating us or make claims on our intellectual property. Furthermore, the laws of some foreign jurisdictions do not offer the same protections for our proprietary rights as the laws of the United States, and we may be subject to unauthorized use of our products in those countries. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation or loss of proprietary information, or that we will be able to detect unauthorized use by third parties and take appropriate steps to enforce our intellectual property rights. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products and eventually harm our operating results.

Others may claim that we infringe on their intellectual property rights.

We have and may continue to be subject to claims by others, whether valid or not, that our products infringe on their intellectual property rights, patents, copyrights, or trademarks. Further, intellectual property issues, such as ownership, copyright, and patentability, have not been fully settled with respect to AI technology. These claims, whether valid or not, could require us to spend significant sums in litigation, pay damages or royalties, delay product shipments, reengineer our products, rename our products and rebuild name recognition or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms or secure them at all, which could force our customers to stop using our products, or in the case of resellers and others, stop selling our products. In some instances, we have defended against specious patent infringement claims by non-practicing or patent assertion entities, which ultimately achieved successful outcomes. In some cases, we have agreed to contract terms that indemnify our customers and partners if our products or technology infringe or misappropriate third party intellectual property rights; therefore, we could become involved in litigation or claims brought against our customers or partners if our products or technology are the subject of such allegations. Any of these claims or resulting events could have a material and adverse impact on our business, operating results, and financial condition.

Risks Related to Our Liquidity and Financial Condition

Any current or future indebtedness may limit our operations and our use of our cash flow, and any failure to comply with the covenants that apply to any indebtedness could adversely affect our liquidity and financial condition.

We are party to a Third Amended and Restated Credit Agreement, which provides for a five-year $600.0 million senior secured revolving credit facility, including a letter of credit sub-facility of up to $75.0 million. We may elect to use the new credit facility for working capital purposes (including to finance the repurchase of common stock). The commitments under the Third Amended and Restated Credit Agreement will expire on October 4, 2029, and any outstanding loans will be due on that date. As of the date of this report, we did not have any amounts outstanding under the Third Amended and Restated Credit Agreement. Our debt level can have negative consequences, including exposing us to future interest rate risk. We may incur significantly more debt in the future, and there can be no assurance that our cost of funding will not substantially increase. Our current revolving credit facility also imposes certain restrictions on us; for a more detailed description please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Upon an event of default, for example, the administrative agent, with the consent of, or at the request of, the holders of more than 50% in principal amount of the loans and commitments, may terminate the commitments and accelerate the maturity of the loans outstanding and enforce certain other remedies under the Third Amended and Restated Credit Agreement and other loan documents, which would adversely affect our liquidity and financial condition. If we take on additional indebtedness, the risks described above could increase.

Any failure to meet our debt obligations could damage our business.

Our ability to meet our obligations under the Third Amended and Restated Credit Agreement will depend on market conditions and our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. If we are unable to remain profitable, or if we use more cash than we generate in the future, our level of indebtedness at such time could adversely affect our operations by limiting or prohibiting our ability to obtain financing for additional capital expenditures, acquisitions and general corporate purposes. In addition, if we are unable to make payments as required under the Third Amended and Restated Credit Agreement, we would be in default under the terms of the loans, which could seriously harm our business. If we incur significantly more debt, this could intensify the risks described above.

We may fail to secure necessary additional financing.

Our future success may depend in part on our ability to obtain additional financing to support our continued growth and operations and any downgrades in our credit rating could affect our ability to obtain additional financing in the future or may affect the terms of any such financing. If our existing sources of liquidity are insufficient to satisfy our operating requirements, we may need to seek to raise capital by one or more of the following:

- issuing additional common stock or other equity instruments;
- acquiring additional bank debt;
- issuing debt securities; or
- obtaining lease financings.

However, we may not be able to obtain additional capital when we want or need it, or capital may not be available on satisfactory terms, including in light of current macroeconomic conditions, such as heightened inflation and increasing interest rates, stock price volatility, and the risk of a potential recession. Furthermore, any additional capital may have terms that adversely affect our business, such as new financial or operating covenants, or that may result in dilution to our stockholders.

We expect that existing cash, cash equivalents, marketable securities, cash provided from operations and our bank credit facilities will be sufficient to meet ongoing cash requirements. However, our failure to generate sufficient cash as our debt becomes due or to renew credit lines prior to their expiration could materially adversely affect our business, financial condition, operating results, and cash flows.

Other Risks Related to Our Business

The failure to recruit and retain qualified personnel and plan for and manage the succession of key executives could hinder our ability to successfully manage our business, which could have a material adverse effect on our financial position and operating results.

We operate in global markets where there is intense competition for experienced personnel. We depend on our ability to identify, recruit, hire, train, develop and retain qualified and effective professionals and to attract and retain talent needed to execute our business strategy. Our future success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly executives, sales and marketing personnel, software engineers, and technical support personnel. The complexity of our products, software systems and services require highly trained professionals. The labor market for these individuals has historically been very competitive due to the limited number of people available with the necessary technical skills and understanding. If we are unable to attract and retain the highly skilled technical personnel that are integral to our sales, marketing, product development and technical support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited. This inability could have a material and adverse impact on our business, operating results, and financial condition.

In addition, we must maintain the size of our sales force to support our direct sales and indirect sales channels. Because our products are very technical, salespeople require a comparatively long period of time to become productive, typically three to twelve months. This lag in productivity, as well as the challenge of attracting qualified candidates, may make it difficult to maintain our sales force. If we are unable to maintain our sales capability, our business, operating results and financial condition could be materially and adversely impacted.

Loss of key personnel or a failure of our succession plan could adversely impact our business. Our future success depends to a significant degree on the skills, experience and efforts of Anil Singhal, our President, Chief Executive Officer, and co-founder, and our other key executive officers and senior managers to work effectively as a team. Effective succession planning is also important for our long-term success. For example, on May 8, 2025, we announced the retirements from their roles of Ms. Bua, our Chief Financial Officer, and Mr. Szabados, our Chief Operating Officer, each to be effective May 31, 2025, and the appointments of Mr. Piazza as our new Chief Financial Officer and Mr. Munshi as our new Chief Operating Officer, each to be effective on June 1, 2025. Failure to ensure effective transfers of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The loss of one or more of our key personnel could have a material and adverse impact on our business, operating results, and financial condition. We must, therefore, continuously plan for and manage the succession of key executives due to retirement, illness, or competitive offers.

Our business is subject to evolving ESG laws, regulations and expectations that could expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

We and our suppliers are subject to, and may become subject to, evolving laws and regulations pertaining to identifying, measuring, and reporting ESG matters. In addition, regulators, customers, investors, employees and other stakeholders remain focused on ESG matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, expense and management time and attention spent complying with or meeting such regulations and expectations. We also communicate certain ESG initiatives and goals in our public disclosures. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail or are perceived to have failed to achieve progress with respect to our ESG goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected. However, the lack of harmonization in the ESG legal and regulatory landscape across the jurisdictions in which we operate may subject us to enhanced compliance risks and costs. In the U.S., efforts targeting diversity, equity, and inclusion programs and ESG efforts whether through legislation, policies, investigations, litigation, and regulatory scrutiny could result in the Company facing additional obligations, becoming the subject of investigations or enforcement actions, or sustaining reputational harm.

We may not successfully complete acquisitions or integrate acquisitions we do make, which could impair our ability to compete and could harm our operating results.

We may choose to acquire complementary businesses, products, or technologies to remain competitive or expand our business. We investigate and evaluate potential acquisitions of complementary businesses, products, and technologies in the ordinary course of business. We may compete for acquisition opportunities with entities having significantly greater resources than we have. As a result, we may not succeed in acquiring some or all businesses, products, or technologies that we seek to acquire. Our inability to effectively consummate acquisitions on favorable terms could significantly impact our ability to compete effectively in our targeted markets and could negatively affect our results of operations.

Acquisitions that we do complete could adversely impact our business. The potential adverse consequences from acquisitions include:

- the potentially dilutive issuance of common stock or other equity instruments;
- the incurrence of debt and amortization expenses related to acquired intangible assets;
- the potential litigation or other liabilities or claims or regulatory actions in connection with an acquisition;
- the incurrence of significant costs and expenses to complete the acquisition and integrate the acquired business; and
- the potentially negative impact of poor performance of an acquisition on our earnings per share.

Acquisition transactions also involve numerous business risks. These risks from acquisitions include:

- difficulties in assimilating the acquired operations, technologies, personnel and products;
- difficulties in assimilating diverse financial reporting and management information systems as well as differing ordering processes and customer relationship management systems;
- use of cash to pay for acquisitions that may limit other potential uses of our cash, including stock repurchases and repayment of outstanding indebtedness;
- substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization or impairment of intangible assets and share-based compensation expense;
- the potential loss of key employees, customers, distributors or suppliers; and
- the inability to generate sufficient revenue to offset acquisition or investment costs.

If we are not able to successfully manage these issues, the anticipated benefits and efficiencies of the acquisitions may not be realized fully or at all, or may take longer to realize than expected, and our ability to compete, our revenue and gross margins and our results of operations may be adversely affected.

We face significant competition from other technology companies.

The service assurance, application performance management, network security, cybersecurity and business intelligence markets are highly competitive, rapidly evolving, and fragmented markets that have overlapping technologies and competitors, both large and small, and we expect increasing competition on solutions offerings and pricing. We believe customers make service management system, network security, cybersecurity and business intelligence purchasing decisions based primarily upon the following factors:

- product and service performance, functionality and price;
- timeliness of new product and service introductions;
- network capacity;
- ease of installation, integration, and use;
- customer service and technical support;
- name and reputation of vendor;
- quality and value of the product and services; and
- alliances with industry partners.

We compete with a large and growing number of providers of service assurance, application performance management solutions, network security offerings and network traffic analyzers and probes, as well as with providers of business intelligence services. In addition, leading network equipment, network security and service assurance and application technology vendors offer their own management solutions, including products which they license from other competitors. Some of our current and potential competitors have greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Other competitors may take greater advantage of emerging new technologies and applications to compete with us. In addition, some of our customers develop their own in-house solutions to meet their technological needs. Further, in recent years some of our competitors have been acquired by larger companies that are seeking to enter or expand in the markets in which we operate. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Therefore, given their larger size and greater resources, our competitors may be able to respond more effectively than we can to new or changing opportunities, technologies, standards and customer requirements, including by lowering prices to attract our customers, and may be less dependent on key industry events to generate sales for their products.

As a result of the competitive factors highlighted in this section and in other risk factors, including the introduction of disruptive technologies, we may not be able to compete effectively with our current or future competitors. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a decline in our sales that could adversely affect our business and operating results. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of market share, any of which would likely have a material and adverse impact on our business, operating results and financial condition.

Uncertainties of regulation of the Internet and data traveling over the Internet or over the use of AI and evolving technologies could have a material and adverse impact on our financial condition and results of operations.

We could be materially adversely affected by increased regulation of the Internet and Internet commerce in any country where we operate, as well as access to or commerce conducted on the Internet. Further, governments may change or increase regulation or restriction of sales, licensing, distribution, and exporting or importing of certain technologies to certain countries. The adoption of additional regulation of the Internet and Internet commerce could decrease demand for our products, and, at the same time, increase the cost of selling our products, which could have a material and adverse effect on our financial condition and results of operations. Failure to comply with governmental laws and regulations related to evolving technologies, such as AI, could harm our business. Our business is subject to regulation by various federal, state, local and foreign governments. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations may also impact our innovation and business drivers in developing or using new and emerging technologies, including those related to AI and machine learning. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, lost profits, fines, damages, civil and criminal penalties, injunctions or other consequences. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, reputation, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources.

We are subject to stringent and evolving U.S. state, local, and federal, and foreign laws, regulations and rules, contractual obligations, industry standards, policies, and other obligations related to data privacy and security. Our actual, or perceived failure to comply with such obligations (or such failure by the third parties with whom we work) could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business, results of operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security. The regulatory framework for data privacy and security issues worldwide has and will continue to evolve, and as a result, legal requirements and enforcement practices are likely to continue to impact business requirements regarding the processing of sensitive data. In many jurisdictions, enforcement activities and consequences for noncompliance are rising.

In the United States, federal, state, and local governments have enacted and are continuing to enact numerous data privacy and security laws, including data breach notification laws, personal information privacy laws, consumer protection laws, and other similar laws. Furthermore, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal information. Our inability or failure to do so could result in adverse consequences.

In the past few years, numerous U.S. states have enacted comprehensive data privacy and security laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal information, such as the right to access, correct, or delete certain personal information. As applicable, the exercise of these rights may impact our business and ability to provide our products and services. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, applies to personal information of consumers, business representatives, and employees who are California residents and provides for fines for intentional violations and allows private litigants affected by certain data breaches to recover significant statutory damages. These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, a number of laws, regulations, and industry standards also govern data privacy and security. These and other obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. For example, the EU GDPR, the United Kingdom's GDPR and similar laws in other countries impose strict requirements for processing personal information. Preparing for and complying with these obligations requires us to devote considerable resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal information on our behalf.

In addition, we may be unable to transfer personal information from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data transfers. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal information to the United States and other countries. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various legal mechanisms available to transfer personal information from Europe to other countries, including the United States, such as the EEA's standard contractual clauses, the UK's International Data Transfer Agreement/Addendum and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal information to the United States. If there is no lawful manner for us to transfer personal information from Europe or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, fines and penalties, the inability to transfer data and work with resellers, vendors and other third parties, and injunctions against our processing or transferring of personal information necessary to operate our business.

In addition to data privacy and security laws, we are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish policies, marketing materials and other statements regarding our data privacy and security compliance activities. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be inaccurate, misleading, or incomplete we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

We may at times fail, or be perceived to have failed, in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions; litigation; additional reporting requirements and/or oversight; bans on processing personal information; and orders to destroy or not use personal information. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to, loss of customers, inability to process personal information or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity, or substantial changes to our business model or operations.

If we violate the U.S. Foreign Corrupt Practices Act or applicable anti-bribery laws in other countries, or if we fail to comply with U.S. export controls and government contracting laws, our business could be harmed.

A material portion of our revenue is derived from international sales. We must comply with foreign and U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other local laws prohibiting corrupt payments to government officials and others, as well as anti-competition regulations.

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment and requires companies to maintain appropriate record-keeping and internal accounting practices to accurately reflect the transactions of the company. Under the FCPA, U.S. companies may be held liable for actions taken by agents or local partners or representatives. In addition, regulators may seek to hold us liable for successor liability FCPA violations committed by companies which we acquire. We are also subject to the U.K. Bribery Act and may be subject to anti-corruption laws of other countries in which we do business.

In addition to anti-bribery and anti-corruption laws, we are also subject to the export and re-export control laws of the U.S., including the U.S. Export Administration Regulations (EAR) and the Office of Foreign Asset Control (OFAC), as well as to U.S. and state and local government contracting laws, complex procurement rules and regulations, and may be subject to government contracting laws of other countries in which we do business. If we or our distributors, resellers, agents, or other intermediaries fail to comply with the FCPA, the EAR, OFAC, or U.S. or state and local government contracting laws, or the anti-corruption, export or governmental contracting laws of other countries, governmental authorities in the U.S. or other countries could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows. Violations of these laws and regulations could result in fines and penalties, criminal sanctions, restrictions on our business conduct including suspension or debarment from future government business, and on our ability to offer our products and services in one or more countries. Such violations could also adversely affect our reputation with existing and prospective customers, which could negatively impact our operating results and growth prospects.

General Risk Factors

Our actual operating results may differ significantly from our guidance.

We generally release guidance regarding our future performance on our quarterly earnings conference calls, quarterly earnings releases, and otherwise. Such guidance, which includes forward-looking statements, reflects our management's estimates as of the date of release and is based on projections prepared by our management. We may also decide not to release, or to defer, issuing guidance, where such guidance might not be appropriate or when we do not have sufficient visibility or clarity to issue such guidance. In those situations, we expect to communicate our reasons for not releasing or deferring release of guidance.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We are not responsible for any projections or reports published by any such analysts or investors.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely solely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement or execute our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section in this report could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Our effective tax rate may fluctuate, which could increase our income tax expense and reduce our net income.

Our effective tax rate or the taxes we owe could be adversely affected by several factors, many of which are outside of our control, including:

- changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings;
- changes in the research and development tax credit laws;
- earnings being lower than anticipated in jurisdictions where we have lower statutory rates and being higher than anticipated in jurisdictions where we have higher statutory rates;
- the valuation of generated and acquired deferred tax assets and the related valuation allowance on these assets;
- transfer pricing adjustments;
- the tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and
- tax assessments or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place.

We are subject to income taxes in the United States and in numerous foreign jurisdictions. From time to time, we may receive notices that a tax authority in a particular jurisdiction believes that we owe a greater amount of tax than we have reported to such authority. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our results of operations. An adverse change in our effective tax rate could have a material and adverse effect on our financial condition and results of operations and the price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We may be impacted by changes in taxation, trade, tariffs, and other regulatory requirements.

We are subject to income tax in local, national, and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes ("VAT") in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. Additionally, changes in or the improper application of import and excise duties and or sales taxes or VAT may negatively impact our operating results. There can be no assurance as to the outcome of these examinations. Fluctuations in tax rates and duties, changes in tax legislation or regulation or adverse outcomes of these examinations could have a material adverse effect on our results of operations, financial condition, and cash flows.

There is increased uncertainty with respect to tax policy, continuing trade agreements, and trade relations between the U.S. and other countries. Major developments in tax policy or trade relations, such as the imposition of unilateral or retaliatory tariffs or international sanctions on imported products, could have a material adverse effect on our results of operations, financial condition, and cash flows.

Foreign currency exchange rates may adversely affect our financial statements.

A material portion of our revenue is derived from international operations. Our consolidated financial results are reported in U.S. dollars. Most of the revenue and expenses of our foreign subsidiaries are denominated in local currencies. Given that cash is typically received over an extended period of time for many of our license and support agreements and given that a material portion of our revenue is generated outside of the United States, fluctuations in foreign exchange rates (including the Euro) against the U.S. dollar could result in substantial changes in reported revenues and operating results due to the foreign exchange impact upon translation of these transactions into U.S. dollars.

In the normal course of business, we employ various hedging strategies to partially mitigate these risks, including the use of derivative instruments. These strategies may not be effective in fully protecting us against the effects of fluctuations from movements in foreign exchange rates, including the increased volatility in foreign exchange rates relating to the war in Ukraine, future global pandemics and other events. Fluctuations of the foreign exchange rates could materially adversely affect our business, financial condition, operating results, and cash flow.

Additionally, sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products, and services we purchase overseas. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, we may invoice customers in a currency other than the functional currency of our business, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries.

Our estimates and judgments related to critical accounting policies could be inaccurate.

We consider accounting policies related to revenue recognition, and valuation of goodwill to be critical in fully understanding and evaluating our financial results. Management makes judgments and creates estimates when applying these policies. These estimates and judgments affect, among other things, the reported amounts of our assets, liabilities, revenue and expenses, the amounts of charges accrued by us, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, actual results may differ materially from our estimates and we may need to, among other things, accrue additional charges or impair assets that could adversely impact our business. As a result, our operating results and financial condition could be materially and adversely impacted in future periods.

Our disclosure controls and procedures and internal control over financial reporting may not be effective.

Our disclosure controls and procedures and internal control over financial reporting may not prevent all material errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, but are not limited to, management judgments, simple errors or mistakes, misinterpretation, and willful misconduct regarding controls. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting. Compliance with this provision requires management's attention and expense. Management's assessment of our internal control over financial reporting may or may not identify weaknesses that need to be addressed in our internal control system. If we are unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in our reported financial information which could have an adverse effect on the market price of our stock or impact our borrowing ability. In addition, changes in operating conditions and changes in compliance with policies and procedures currently in place may result in inadequate disclosure controls and procedures and internal control over financial reporting in the future.

Our stock price has been subject to fluctuations, and will likely continue to be subject to fluctuations, which may be volatile and due to factors beyond our control.

The market price of our common stock is subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this report, factors that could cause fluctuations in the market price of our common stock include the following:

- ratings changes by any securities analysts who follow our company;
- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- changes in accounting standards, policies, guidelines, interpretations, or principles;
- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;
- developments or disputes concerning our intellectual property or our products and platform capabilities, or third-party proprietary rights;
- cybersecurity attacks or incidents;
- announced or completed acquisitions of businesses or technologies by us or our competitors;
- changes in our board of directors or management;
- announced or completed equity or debt transactions involving our securities;
- sales of shares of our common stock by us, our officers, directors, or other stockholders; and
- other events or factors, including those resulting from global and macroeconomic conditions, including heightened inflation, rising interest rates, bank failures, and a potential recession, and speculation regarding the same, as well as public health crises, the war in Ukraine or other wars and related geopolitical tension, incidents of terrorism, or responses to these events.

In addition, the market for technology stocks and the stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, financial condition, and cash flows. A decline in the value of our common stock, including as a result of one or more factors set forth above, may result in substantial losses for our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

NetScout has implemented and maintains information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information, and the information of our customers and employees ("Information Systems and Data").

Our Cybersecurity Executive Council ("Council"), which is led by the Chief Information Security Officer ("CISO") and includes our Chief Information Officer ("CIO"), Chief Operating Officer ("COO"), General Counsel ("GC"), Chief Compliance Officer ("CCO"), SVP of Research & Development, Senior Director of Engineering, SVP of Global Services Operations, and AVP of Engineering, oversees NetScout's cybersecurity program, including strategy, threats, risks, and mitigations. The CISO, who reports to the CIO, and the Senior Director of Engineering, who reports to the SVP of Research and Development, with oversight by the Council, work to identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and NetScout's risk profile using various methods such as implementing manual and automated tools, subscribing to services that identify cybersecurity threats, analyzing reports of certain threats and actors, conducting scans of the threat environment, evaluating our and our industry's risk profile, conducting audits and threat assessments, conducting vulnerability assessments to identify vulnerabilities, and engaging in tabletop incident response exercises.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, among other things: incident response, identity and access management, vulnerability management, logging and systems monitoring, disaster recovery and business continuity plans; risk assessments; encryption of certain data; network security controls for certain systems; data segregation and access controls for certain systems; physical security measures; asset management; annual employee training; certain testing; and IT and software development lifecycle training. NetScout also employs certain proprietary detection tools, enabling enhanced visibility and warning systems in response to certain cybersecurity threats.

We also use third-party service providers to assist us from time to time to identify, assess, audit and manage material risks from cybersecurity threats, including professional services firms, threat intelligence service providers, cybersecurity consultants, cybersecurity software providers and certain testing firms.

We use third-party service providers to perform a variety of other functions throughout our business, such as application providers, hosting companies, and supply chain resources (such as shipping). We have a vendor management program to manage cybersecurity risks associated with our use of these providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve risk assessments, data privacy and security questionnaires, risk assessments, and imposition of cybersecurity-related contractual obligations on the vendor.

Our risk-based assessment and management of material risks from cybersecurity threats are integrated into NetScout's overall risk management processes. Cybersecurity risks are addressed as a component of NetScout's enterprise risk management program and our enterprise risk management processes include an Enterprise Risk Management Steering Committee ("Steering Committee"), led by the CCO and includes all members of the Council as well as other members of management, that meets quarterly and considers ways to mitigate cybersecurity threats that are more likely to lead to a material impact to our business. The Steering Committee evaluates material risks from cybersecurity threats against our overall business objectives and provides a risk register report to the Audit Committee of the Board of Directors, which evaluates our overall enterprise risk.

Governance

Our Board of Directors addresses NetScout's cybersecurity risk management as part of its oversight function. The Board of Directors' Audit Committee is responsible for overseeing NetScout's cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats. Our Council, in turn, oversees management's cybersecurity efforts.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of NetScout's management, including our CISO, who reports to the CIO and has over 25 years of experience, the CCO, who reports to the General Counsel, and the Senior Director of Engineering, who reports to the SVP of Research and Development, for security.

The CISO and Senior Director of Engineering are each responsible for helping to integrate cybersecurity risk considerations into NetScout's overall risk management strategy and communicating key priorities to relevant personnel. The CISO and Senior Director of Engineering are also responsible for helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy and plan are designed to escalate certain cybersecurity incidents to a Security Incident Response Team ("SIRT"), comprised of the CIO, CISO, GC, CCO and Senior Director of Engineering. The SIRT works with NetScout's incident response team to help NetScout mitigate and remediate cybersecurity incidents of which they are notified. In addition, NetScout's incident response plan includes reporting to the CEO and Chair of the Audit Committee of the Board of Directors for certain cybersecurity incidents. NetScout's Cybersecurity Disclosure Committee, which includes the SIRT and the Chief Financial Officer, assess the materiality of cybersecurity incidents for potential disclosure requirements according to an escalation process defined in NetScout's Cybersecurity Protocol for Disclosure Controls and Procedures.

The Board of Directors receives quarterly reports from the CISO and CIO concerning NetScout's significant cybersecurity threats and risk and the processes NetScout has implemented to address them. The Board of Directors also receives various reports, summaries and presentations related to cybersecurity strategy, threats, risk and mitigation.

To date, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial. For a description of the risks from cybersecurity threats that may materially affect NetScout and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report.

Item 2. Properties

Our headquarters are located in Westford, MA, in approximately 175,000 square feet of space under a lease expiring in September 2030. In addition, we lease office and/or manufacturing space in other locations globally with some of the more significant locations from a cost or size perspective being in Allen, Texas; San Jose, California; Ann Arbor, Michigan; Colorado Springs, Colorado; Bangalore, India; Pune, India; and Shanghai, China.

Item 3. Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims, if determined adversely, will not have a material adverse effect on our financial condition, results of operations or cash flows.

For additional information regarding our legal proceedings, if any, refer to Note 19, Commitments and Contingencies to the Consolidated Financial Statements included in Part IV, Item 15 of this report.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the Nasdaq Global Select Market, under the symbol NTCT.

Stockholders

At May 7, 2025, we had 74 stockholders of record. We believe that the number of beneficial holders of our common stock exceeds 24,000.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of NetScout under the Exchange Act or the Securities Act of 1933, as amended.

The Stock Performance Graph set forth below compares the yearly change in the cumulative total stockholder return on our common stock during the five-year period from March 31, 2020 through March 31, 2025 with the cumulative total return of the Nasdaq Composite Index and the Nasdaq U.S. Benchmark Computer Services TR Index. The comparison assumes $100 was invested on March 31, 2020 in our common stock or in the Nasdaq Composite Index, or the Nasdaq U.S. Benchmark Computer Services TR Index, as applicable, and assumes reinvestment of dividends, if any.

The stock price performance shown on the graph below is not necessarily indicative of future price performance. Information used in the graph was obtained from Zacks Investment Research, Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100



	3/31/2020	3/31/2021	3/31/2022	3/31/2023	3/31/2024	3/31/2025
NetScout Systems, Inc.	$ 100.00	$ 118.97	$ 135.51	$ 121.01	$ 92.24	$ 88.72
Nasdaq Composite – Total Returns	$ 100.00	$ 173.40	$ 187.36	$ 162.49	$ 219.49	$ 233.47
Nasdaq US Benchmark Computer Services TR Index	$ 100.00	$ 156.36	$ 161.07	$ 135.40	$ 171.22	$ 187.44

Dividend Policy

In fiscal years 2025 and 2024, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our credit facility limit our ability to pay cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth, to pay down our debt, and to fund our stock buyback program further described under "Liquidity and Capital Resources" in Item 7. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements, existing bank covenants and general business conditions.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer

The following table provides information about purchases we made during the quarter ended March 31, 2025 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet be Purchased Under the Program
1/1/2025 - 1/31/2025	5,027	$ 22.60	—	23,023,279
2/1/2025 - 2/28/2025	551	24.09	—	23,023,279
3/1/2025 - 3/31/2025	250	21.50	—	23,023,279
Total	5,828	$ 22.69	—	23,023,279

(1) We purchased an aggregate of 5,828 shares transferred to us from employees in satisfaction of tax withholding obligations associated with the vesting of restricted stock units during the period. Such purchases reflected in the table do not reduce the maximum number of shares that may be purchased under our 25 million share repurchase program authorized in May 2022 (2022 Share Repurchase Program).

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially due to the factors discussed in Item 1A. "Risk Factors" and elsewhere in this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement. See the section titled "Cautionary Statement Concerning Forward-Looking Statements" that appears at the beginning of this Annual Report.

Overview

We are an industry leader with four decades of experience in providing service assurance and cybersecurity solutions that are based on our pioneering deep packet inspection technology at scale, which is used by many Fortune 500 companies to protect their digital business services against disruption. Service providers and enterprises, including local, state and federal government agencies, rely on our solutions to achieve the visibility and protection necessary to optimize network performance, ensure the delivery of high-quality, mission-critical applications and services, gain timely insight into the end user experience and to protect their networks from attack. With our offerings, customers can quickly, efficiently and effectively identify and resolve issues that result in downtime, interruptions to services, poor service quality or compromised data, thereby reducing meantime-to-resolution of issues and driving compelling returns on their investments in their networks and broader technology initiatives. Some of the more significant technology trends and catalysts for our business include the evolution of customers' digital transformation initiatives such as the migration to cloud environments and the edges of their networks, the rapidly evolving cybersecurity threat landscape, artificial intelligence and business analytics advancements, and the 5G technology evolution in both the service provider and enterprise customer verticals.

Our operating results are influenced by a number of factors, including, but not limited to, the volume, mix, and quantity of products and services sold, pricing, costs and availability of materials used in our products, growth in employee-related costs, including commissions, and the expansion of our operations. Factors that affect our ability to maximize our operating results include, but are not limited to, our ability to introduce and enhance existing products, the marketplace acceptance of those new or enhanced products, continued expansion into international markets, expansion into new or adjacent markets, development of strategic partnerships, competition, successful acquisition and integration efforts, and our ability to control costs and make improvements in a highly competitive industry.

Global and Macroeconomic Conditions

We continue to closely monitor current global and macroeconomic conditions, including the impacts of the ongoing wars in Ukraine and the Middle East, global geopolitical tension, stock market volatility, industry-specific capital spending trends, exchange rate fluctuations, inflation, interest rates, international trade relations (including trade protection measures, such as tariffs and other trade barriers), and the risk of a recession, including the manner and extent to which they have impacted and could continue to impact our business, customers, employees, supply chain, and distribution network. The full extent of the impacts of these global and macroeconomic conditions remain uncertain. In response to the war in Ukraine, we ceased business operations in Russia, including sales, support on existing contracts and professional services. The macroeconomic environment remains challenging with constrained customer spending and we expect this to persist during fiscal year 2026. As a result, we have continued our efforts to manage discretionary costs and align spending with the current environment while we continue to execute on our long-term strategic plans.

Though we continue to monitor the impacts of evolving global and macroeconomic conditions on our business, we believe our current cash reserves and access to capital through our revolving credit facility leave us well-positioned to manage our business in today's environment. We expect net cash provided by operations combined with cash, cash equivalents, marketable securities and investments and borrowing availability under our revolving credit facility to provide sufficient liquidity to fund current obligations, capital spending, debt service requirements and working capital requirements over at least the next twelve months. We continue to take actions to manage costs and increase productivity throughout our company, including managing discretionary spending and hiring activities, but are continuing to invest in areas that advance our business for the future. In addition to our cash equivalents, based on covenant levels at March 31, 2025, we had an incremental $600 million available to us under our revolving credit facility.

Results Overview

Total revenue decreased $6.8 million for the fiscal year ended March 31, 2025 as compared to total revenue for the fiscal year ended March 31, 2024. In the aggregate, the decline was primarily attributable to the Test Optimization business (TO Business) we divested in September of 2024. Additionally, fiscal year 2024 benefited from approximately $48 million of backlog-related revenue that created a headwind for fiscal year 2025 and a challenging comparison. Adjusting for these two factors, revenue would have increased on a year-over-year basis. The decrease in total revenue for the fiscal year ended March 31, 2025 as compared to total revenue for the fiscal year ended March 31, 2024 reflected lower revenue from both service provider and enterprise customers from service assurance offerings, including radio frequency propagation modeling projects, due to industry-specific capital spending constraints, as well as a decrease in revenue from service provider customers from cybersecurity offerings, partially offset by an increase in revenue from enterprise customers from cybersecurity offerings.

Our gross profit percentage increased by one percentage point to 78% during the fiscal year ended March 31, 2025 as compared with the fiscal year ended March 31, 2024 primarily due to lower employee-related expenses in fiscal year 2025.

Net loss for the fiscal year ended March 31, 2025 was $366.9 million, as compared with net loss for the fiscal year ended March 31, 2024 of $147.7 million. The increase of $219.2 million in net loss was primarily due to a $209.7 million increase in goodwill impairment charges, a $20.1 million increase from restructuring charges, a $6.8 million decrease in revenue, a $6.7 million increase in expenses related to trade shows, user conferences, and other events, a $5.6 million decrease in other income mainly due to the change in fair value of a foreign equity investment, a $5.6 million increase in legal fees mainly due to a favorable decision related to the Packet Intelligence LLC appeal recorded during the fiscal year ended March 31, 2024, a $3.8 million gain on the divestiture of the TO business recognized in fiscal year 2024, a $2.5 million increase in commissions expense, a $2.0 million increase from software licenses, and a $1.6 million increase in other marketing related expenses. These increases to net loss were partially offset by a $21.0 million net decrease in employee related expenses as a result of a decrease in headcount, partially offset by an increase in variable incentive compensation, a $7.0 million decrease in amortization expense of intangible assets, a $4.0 million decrease from depreciation expense, a $1.9 million decrease in advertising expense, a $1.6 million decrease in rent and other facilities related costs, a $1.5 million decrease in interest expense, a $1.3 million decrease in direct material costs, a $1.3 million decrease in the cost of materials used to support customers under service contracts, and a $1.1 million increase in interest income.

At March 31, 2025, we had cash, cash equivalents, and marketable securities and investments (current and non-current) of $492.5 million. This represents an increase of $68.4 million compared to the fiscal year ended March 31, 2024. This increase was primarily due to $217.7 million of net cash provided by operations, partially offset by a net $100.0 million used to repay long-term debt, $25.3 million used to repurchase shares of our common stock, $13.9 million used for tax withholdings on restricted stock units, $5.4 million used for capital expenditures, $2.8 million used for the payment of debt issuance costs, and $1.3 million used to acquire technology licenses during the fiscal year ended March 31, 2025.

Use of Non-GAAP Financial Measures

We supplement the United States generally accepted accounting principles (GAAP) financial measures we report in quarterly and annual earnings announcements, investor presentations and other investor communications by reporting the following non-GAAP measures: non-GAAP gross profit, non-GAAP income from operations, non-GAAP net income, non-GAAP net income per share (diluted) and non-GAAP earnings before interest and other expense, income taxes, depreciation, and amortization (Non-GAAP EBITDA) from operations. Non-GAAP gross profit removes expenses related to the amortization of acquired intangible assets, share-based compensation expense, and acquisition-related depreciation expense. Non-GAAP income from operations includes the aforementioned adjustments and also removes restructuring charges, goodwill impairment charges, gain on the divestiture of a business, and legal (benefit) expense related to civil judgments. Non-GAAP net income includes the foregoing adjustments related to non-GAAP income from operations, and also removes loss on extinguishment of debt, and change in fair value of derivative instrument, net of related income tax effects. Non-GAAP diluted net income per share includes the foregoing adjustments related to non-GAAP net income. Non-GAAP EBITDA from operations includes the aforementioned items related to non-GAAP income from operations and also removes non-acquisition related depreciation expense.

These non-GAAP measures are not prepared in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with GAAP (revenue, gross profit, operating margin, net income and diluted net income per share), and may have limitations because they do not reflect all our results of operations as determined in accordance with GAAP. These non-GAAP measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. The presentation of non-GAAP information is not meant to be considered superior to, in isolation from, or as a substitute for results prepared in accordance with GAAP.

Management believes these non-GAAP financial measures will enhance the reader's overall understanding of our current financial performance and our prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how we plan and measure our business. We believe that providing these non-GAAP measures affords investors a view of our operating results that may be more easily compared to peer companies and also enables investors to consider our operating results on both a GAAP and non-GAAP basis during and following the integration period of our acquisitions. Presenting the GAAP measures on their own may not be indicative of our core operating results. Furthermore, management believes that the presentation of non-GAAP measures when shown in conjunction with the corresponding GAAP measures provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations.

The following table reconciles gross profit, income (loss) from operations, net income (loss) and net income (loss) per share on a GAAP and non-GAAP basis for the fiscal years ended March 31, 2025, 2024 and 2023, respectively (dollars in thousands, except for per share data):

	Fiscal Year Ended March 31,		
	2025	2024	2023
Revenue	$ 822,679	$ 829,455	$ 914,530
GAAP gross profit	$ 643,944	$ 642,043	$ 691,432
Share-based compensation expense	9,806	10,229	8,415
Amortization of acquired intangible assets	3,978	6,549	9,284
Acquisition related depreciation expense	6	12	22
Non-GAAP gross profit	$ 657,734	$ 658,833	$ 709,153
GAAP income (loss) from operations	$ (367,602)	$ (149,826)	$ 77,664
Share-based compensation expense	64,785	70,799	61,986
Amortization of acquired intangible assets	50,418	56,886	64,674
Restructuring charges	20,500	—	1,782
Goodwill impairment	426,967	217,260	—
Acquisition related depreciation expense	47	119	241
Gain on divestiture of a business	—	(3,806)	—
Legal (benefit) expense related to civil judgments	—	(4,380)	476
Non-GAAP income from operations	$ 195,115	$ 187,052	$ 206,823
GAAP net income (loss)	$ (366,922)	$ (147,734)	$ 59,648
Share-based compensation expense	64,785	70,799	61,986
Amortization of acquired intangible assets	50,418	56,886	64,674
Restructuring charges	20,500	—	1,782
Goodwill impairment	426,967	217,260	—
Acquisition-related depreciation expense	47	119	241
Gain on divestiture of a business	—	(3,806)	—
Loss on extinguishment of debt	1,134	—	—
Legal (benefit) expense related to civil judgments	—	(4,380)	476
Change in fair value of derivative instrument	—	(206)	1,380
Income tax adjustments	(36,503)	(29,828)	(30,626)
Non-GAAP net income	$ 160,426	$ 159,110	$ 159,561
GAAP diluted net income (loss) per share	$ (5.12)	$ (2.07)	$ 0.82
Per share impact of non-GAAP adjustments identified above	7.34	4.27	1.36
Non-GAAP diluted net income per share	$ 2.22	$ 2.20	$ 2.18
GAAP income (loss) from operations	$ (367,602)	$ (149,826)	$ 77,664
Previous adjustments to determine non-GAAP income from operations	562,717	336,878	129,159
Non-GAAP income from operations	195,115	187,052	206,823
Depreciation excluding acquisition related	13,321	17,981	21,003
Non-GAAP EBITDA from operations	$ 208,436	$ 205,033	$ 227,826

Critical Accounting Policies and Estimates

We consider accounting policies and estimates related to revenue recognition, and valuation of goodwill to be critical in fully understanding and evaluating our financial results. We apply significant judgment and create estimates when applying these policies.

Revenue Recognition

We exercise judgment and use estimates in connection with determining the amounts of product and service revenues to be recognized in each accounting period.

We derive revenues primarily from the sale of network management tools and cybersecurity solutions for service provider and enterprise customers, which include hardware, software, and service offerings. Our product sales consist of software only offerings and offerings which include hardware appliances with embedded software that are essential to providing customers the intended functionality of the solutions.

We account for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by us as an arrangement with commercial substance identifying payment terms, each party's rights and obligations regarding the products or services to be transferred and the amount we deem probable of collection. Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. Revenue is recognized when control of the products or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for products and services.

Product revenue is typically recognized upon fulfillment, provided a legally enforceable contract exists, control has passed to the customer, and in the case of software products, when the customer has the rights and ability to access the software, and collection of the related receivable is probable. If any significant obligations to the customer remain post-delivery, typically involving obligations relating to installation and acceptance by the customer, revenue recognition is deferred until such obligations have been fulfilled. Our service offerings include installation, integration, extended warranty and maintenance services, post-contract customer support, stand-ready SaaS solutions and other professional services including consulting and training. We generally provide software and/or hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software/hardware warranty expiration. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. Consulting services are recognized upon delivery or completion of performance depending on the terms of the underlying contract. Reimbursements of out-of-pocket expenditures incurred in connection with providing consulting services are included in services revenue, with the offsetting expense recorded in cost of service revenue. Training services include on-site and classroom training. Training revenues are recognized upon delivery of the training.

Generally, our contracts are accounted for individually. However, when contracts are closely interrelated and dependent on each other, it may be necessary to account for two or more contracts as one to reflect the substance of the group of contracts.

Bundled arrangements are concurrent customer purchases of a combination of our product and service offerings that may be delivered at various points in time. We allocate the transaction price among the performance obligations in an amount that depicts the relative standalone selling prices (SSP) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for each of the products and services sold, based primarily on the performance obligation's historical pricing. We also consider our overall pricing objectives and practices across different sales channels and geographies, and market conditions. Generally, we have established SSP for a majority of our service performance obligations based on historical standalone sales. In certain instances, we have established SSP for services based upon an estimate of profitability and the underlying cost to fulfill those services. SSP has primarily been established for product performance obligations as the average or median selling price the performance obligation was recently sold for, whether sold alone or sold as part of a bundle transaction. We review sales of the product performance obligations on a quarterly basis and update, when appropriate, SSP for such performance obligations to ensure that it reflects recent pricing experience. Our products are distributed through our direct sales force and indirect distribution channels through alliances with resellers and distributors. Revenue arrangements with resellers and distributors are recognized on a sell-in basis; that is, when control of the product transfers to the reseller or distributor. We record consideration given to a customer as a reduction of revenue to the extent we have recorded revenue from the customer. With limited exceptions, our return policy does not allow product returns for a refund. Returns have been insignificant to date. In addition, we have a history of successfully collecting receivables from our resellers and distributors.

Valuation of Goodwill

Goodwill is not amortized but subject to annual impairment tests; or more frequently if events or circumstances occur (a "Triggering Event") that would indicate the fair value of our reporting unit is below its carrying value. We perform the assessment annually during the fourth quarter and on an interim basis if potential impairment indicators arise.

Reporting units are determined based on the components of a company's operating segments that constitute a business for which financial information is available and for which operating results are regularly reviewed by segment management. We have one reporting unit.

To test impairment, we first assess qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that goodwill is impaired. If based on our qualitative assessment it is more likely than not that the fair value of the reporting unit is below its carrying amount, quantitative impairment testing is required. However, if we conclude otherwise, quantitative impairment testing is not required. The key assumption used in the quantitative impairment testing is the company-specific control premium, which is estimated using expected synergies that would be realized by a hypothetical buyer.

Comparison of Years Ended March 31, 2025 and 2024

The sections that follow discuss our consolidated statement of operations data for the fiscal years ended March 31, 2025 and March 31, 2024 including results as a percentage of revenue for those periods. For a discussion of (i) our consolidated statement of operations data for the fiscal year ended March 31, 2023 including results as a percentage of revenue for that period, as well as (ii) our liquidity and capital resources for the fiscal year ended March 31, 2023, see "Comparison of Years Ended March 31, 2024 and 2023" and "Liquidity and Capital Resources" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2024, filed with the SEC on May 16, 2024.

Results of Operations

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting, training and stand-ready software as a service offerings. During the fiscal years ended March 31, 2025 and 2024, no direct customer or indirect channel partner accounted for more than 10% of our total revenue.

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2025		2024		Change	
		% of Revenue		% of Revenue	$	%
Revenue:						
Product	$ 359,894	44 %	$ 360,444	43 %	$ (550)	— %
Service	462,785	56	469,011	57	(6,226)	(1)%
Total revenue	$ 822,679	100 %	$ 829,455	100 %	$ (6,776)	(1)%

Product. The $0.6 million decrease in product revenue compared with the same period last year was due to a decrease in revenue from service provider customers from service assurance and cybersecurity offerings, partially offset by an increase in revenue from enterprise customers from service assurance and cybersecurity offerings. The results for the fiscal year ended March 31, 2024 benefited from approximately $48 million of backlog-related revenue. Excluding backlog-related revenue, as well as revenue related to the divested TO business, total revenue for the fiscal year ended March 31, 2025 compared with the same period last year would have increased year over year.

Service. The 1%, or $6.2 million, decrease in service revenue compared with the same period last year was primarily due to a decrease in revenue from maintenance contracts and professional service contracts primarily related to the service assurance product line.

Total revenue by geography was as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2025		**2024**		**Change**	
		% of Revenue		**% of Revenue**	**$**	**%**
United States	$ 465,470	57 %	$ 470,338	57 %	$ (4,868)	(1)%
International:						
Europe	156,715	19	146,915	18	9,800	7 %
Asia	63,624	8	65,396	8	(1,772)	(3)%
Rest of the world	136,870	16	146,806	17	(9,936)	(7)%
Subtotal international	357,209	43	359,117	43	(1,908)	(1)%
Total revenue	$ 822,679	100 %	$ 829,455	100 %	$ (6,776)	(1)%

United States revenue decreased 1%, or $4.9 million, compared with the same period last year primarily due to a decrease in revenue from service assurance offerings from enterprise customers, including the impact from the divested TO business. International revenue decreased 1%, or $1.9 million, compared to the same period last year primarily driven by lower revenue from service provider customers from both service assurance and cybersecurity offerings, partially offset by an increase in revenue from enterprise customers from both service assurance and cybersecurity offerings.

Total revenue by product line was as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2025		**2024**		**Change**	
		% of Revenue		**% of Revenue**	**$**	**%**
Revenue:						
Service assurance	$ 532,884	65 %	$ 557,626	67 %	$ (24,742)	(4)%
Cybersecurity	289,795	35	271,829	33	17,966	7 %
Total revenue	$ 822,679	100 %	$ 829,455	100 %	$ (6,776)	(1)%

The 4%, or $24.7 million, decrease in revenue from the service assurance product line was due to a decrease in revenue from both enterprise and service provider customers, including the impact from the divested TO business, as well as lower revenue from radio frequency propagation modeling projects. The 7%, or $18.0 million, increase in revenue from the cybersecurity product line was due to an increase in revenue from enterprise customers, partially offset by a decrease in revenue from service provider customers.

Total revenue by customer vertical was as follows:

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2025		2024		Change	
		% of Revenue		% of Revenue	$	%
Revenue:						
Service provider	$ 350,968	43 %	$ 390,455	47 %	$ (39,487)	(10)%
Enterprise	471,711	57	439,000	53	32,711	7 %
Total revenue	$ 822,679	100 %	$ 829,455	100 %	$ (6,776)	(1)%

The 10%, or $39.5 million, decrease in revenue from the service provider customer vertical was due to a decrease in product and service revenue from both the service assurance and cybersecurity product lines. The 7%, or $32.7 million, increase in revenue from the enterprise customer vertical was due to an increase in product and service revenue from the cybersecurity product line, partially offset by a decrease in the service assurance product line.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel expenses, packaging materials, overhead and amortization of acquired developed technology. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31, (Dollars in Thousands)					
	2025		2024		Change	
		% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 57,463	7 %	$ 64,057	8 %	$ (6,594)	(10)%
Service	121,272	15	123,355	15	(2,083)	(2)%
Total cost of revenue	$ 178,735	22 %	$ 187,412	23 %	$ (8,677)	(5)%
Gross profit:						
Product $	$ 302,431	37 %	$ 296,387	36 %	$ 6,044	2 %
Product gross profit %	84 %		82 %		2 %	
Service $	$ 341,513	42 %	$ 345,656	42 %	$ (4,143)	(1)%
Service gross profit %	74 %		74 %		— %	
Total gross profit $	$ 643,944		$ 642,043		$ 1,901	— %
Total gross profit %	78 %		77 %		1 %	

Product. The 10%, or $6.6 million, decrease in cost of product revenue for the fiscal year ended March 31, 2025 compared to the same period last year was primarily due to a $3.1 million decrease in the amortization of intangible assets, a $1.7 million decrease in employee-related costs associated with the timing of certain projects, a $1.3 million decrease in direct material costs, a $0.9 million decrease in inventory obsolescence charges, and a $0.5 million decrease in inventory related expenses. These decreases were partially offset by a $0.9 million increase in costs related to the delivery of radio frequency propagation modeling projects. The product gross profit percentage increased by two percentage points to 84% during the fiscal year ended March 31, 2025 as compared to the same period in the prior year. The 2%, or $6.0 million, increase in product gross profit corresponds with the 10%, or $6.6 million, decrease in cost of product revenue, partially offset by the $0.6 million decrease in product revenue.

Service. The 2%, or $2.1 million, decrease in cost of service revenue for the fiscal year ended March 31, 2025 compared to the same period last year was primarily due to a $1.8 million decrease in employee-related expenses largely driven by a decrease in costs due to a reduction in headcount partially offset by an increase in variable incentive compensation as well as the timing of certain projects, a $1.3 million decrease in the cost of materials used to support customers under service contracts, and a $0.5 million decrease in depreciation expense. These decreases were partially offset by a $1.1 million increase in contractor fees, and a $1.1 million increase in allocated overhead. The service gross profit percentage remained flat at 74% during the fiscal year ended March 31, 2025 compared to the same period in the prior year. The 1%, or $4.1 million, decrease in service gross profit corresponds with the 1%, or $6.2 million, decrease in service revenue, partially offset by the 2%, or $2.1 million, decrease in cost of services revenue.

Total gross profit. Our total gross profit increased $1.9 million, for the fiscal year ended March 31, 2025 compared to the same period last year. This increase is attributable to the 5%, or $8.7 million, decrease in cost of revenue, partially offset by the 1%, or $6.8 million, decrease in revenue. The gross profit percentage increased by one percentage point to 78% during the fiscal year ended March 31, 2025 compared to the same period in the prior year.

Operating Expenses

	Fiscal Year Ended March 31, (Dollars in Thousands)						
	2025		2024		Change		
		% of Revenue		% of Revenue	$		%
Research and development	$ 152,864	19	$ 161,213	19 %	$ (8,349)		(5)%
Sales and marketing	268,051	32	270,979	33	(2,928)		(1)%
General and administrative	96,724	12	95,886	12	838		1 %
Amortization of acquired intangible assets	46,440	6	50,337	6	(3,897)		(8)%
Restructuring charges	20,500	2	—	—	20,500		100 %
Goodwill impairment	426,967	52	217,260	26	209,707		97 %
Gain on divestiture of a business	—	—	(3,806)	—	3,806		100 %
Total operating expenses	$ 1,011,546	123 %	$ 791,869	96 %	$ 219,677		28 %

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 5%, or $8.3 million, decrease in research and development expenses for the fiscal year ended March 31, 2025 compared to the same period last year was primarily due to a $6.6 million decrease in employee-related expense largely as a result of a reduction in headcount, a $2.2 million decrease from depreciation expense, and a $0.8 million decrease in contractor fees. These decreases were partially offset by a $2.0 million increase in allocated overhead.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses and commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising, and new product launch activities.

The 1%, or $2.9 million, decrease in sales and marketing expenses for the fiscal year ended March 31, 2025 compared to the same period last year was primarily due to an $11.4 million decrease in employee-related expenses as a result of a decrease in headcount and a decrease in variable incentive compensation, a $1.9 million decrease in advertising expense, a $0.5 million decrease in travel expense, and a $0.5 million decrease in rent expense. These decreases were partially offset by a $6.7 million increase related to trade shows, user conferences and other events, a $2.5 million increase in commissions expense, a $1.6 million increase in other marketing related costs, and a $0.9 million increase in contractor fees.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal, and human resource employees, overhead, and other corporate expenditures.

The 1%, or $0.8 million, increase in general and administrative expenses for the fiscal year ended March 31, 2025 compared to the same period last year was primarily due to a $5.6 million increase in legal-related expenses as a result of a favorable decision related to the Packet Intelligence LLC appeal recorded during the fiscal year ended March 31, 2024. This increase was partially offset by a $1.7 million decrease in contractor fees, a $0.8 million decrease in depreciation, a $0.7 million decrease in allocated overhead, a $0.6 million decrease in the allowance for credit losses, and a $0.5 million decrease in software maintenance fees.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships, definite-lived trademark and trade names, and leasehold interests related to our acquisition of Danaher Corporation's communication business (Comms Transaction), Network General Corporation, Avvasi Incorporated and Efflux Systems, Inc.

The 8%, or $3.9 million, decrease in amortization of acquired intangible assets for the fiscal year ended March 31, 2025 compared to the same period last year was primarily due to a decrease in the amortization of intangible assets acquired as part of the Comms Transaction and the Network General Corporation transaction.

Restructuring charges. During the first quarter of fiscal year 2025, we implemented a voluntary separation program (VSP) for employees who met certain age and service requirements to reduce overall headcount. As a result of the related workforce reduction, during the fiscal year ended March 31, 2025, we recorded restructuring charges totaling $19.6 million related to one-time termination benefits for one hundred forty-two employees who voluntarily terminated their employment with us during that period. During the third quarter of fiscal year 2025, we also entered into transition agreements that provided termination benefits for certain employees to ensure an orderly transition of responsibilities for continuity purposes. As a result of these related workforce changes, during the fiscal year ended March 31, 2025, we recorded restructuring charges totaling $0.9 million.

Goodwill impairment. During fiscal year 2024, we recorded $217.3 million in goodwill impairment charges as a result of the sustained decrease in our stock price and overall market capitalization. During the first quarter of fiscal year 2025, due to the continued decrease in our stock price and overall market capitalization, along with other qualitative considerations including the continued impact from the conditions in the macroeconomic environment, it was determined a Triggering Event occurred, indicating goodwill may be impaired. Accordingly, we conducted a quantitative impairment test of our goodwill at June 30, 2024. We estimated the implied fair value of our goodwill using a market approach. As a result of the quantitative impairment test performed during the first quarter of fiscal year 2025, we determined goodwill was impaired and recorded a goodwill impairment charge of $427.0 million during the three months ended June 30, 2024. The additional impairment charge recorded in the first quarter of fiscal year 2025 was primarily due to the continued decrease in our stock price from March 31, 2024 to June 30, 2024, an increase in our weighted-average cost of capital, and the refinement to the expected cost synergies that could be realized by a hypothetical buyer as a result of the VSP we implemented in the first quarter of fiscal year 2025, which impacted the company-specific control premium used to determine the fair value of the reporting unit under the market approach. During fiscal year 2025, our annual impairment test was completed as of January 31, 2025 using the qualitative assessment, which indicated that goodwill was not impaired. At September 30, 2024, December 31, 2024, and March 31, 2025, we performed a Triggering Event assessment and concluded no event or circumstances occurred that indicated goodwill was further impaired.

The key assumption in the market approach used in the quantitative impairment test performed during the first quarter of fiscal year 2025 was the company-specific control premium, which was estimated using expected synergies that would be realized by a hypothetical buyer. We also compared its implied control premium to recent control premiums paid in the industry, as evidenced by guideline public company comparable transactions. This information corroborated that the company-specific control premium was within the range of premiums for other companies operating in the industry. Changes in the estimates or assumptions used in its quantitative impairment test could materially affect the determination of fair value and the associated goodwill impairment assessment. Potential events and circumstances that could have an adverse impact on our estimates and assumptions include, but are not limited to, continued increases in costs, and high interest rates and other macroeconomic factors. An increase or decrease of 1% in the company-specific control premium used in the determination of the fair value of the reporting unit under the market approach would have resulted in an increase or decrease in the goodwill impairment recorded during the fiscal year ended March 31, 2025 of approximately $13.0 million.

We will continue to monitor relevant facts and circumstances, including future changes in our stock price. We may be required to record additional goodwill impairment charges. While management cannot predict if or when additional goodwill impairments may occur, future goodwill impairments could have material adverse effects on our results of operations and financial condition.

Gain on Divestiture of a Business. During the fiscal year ended March 31, 2024, we recorded a $3.8 million gain on the divestiture of the Test Optimization business.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents and marketable securities, interest expense and other non-operating gains or losses.

	Fiscal Year Ended March 31, (Dollars in Thousands)							
	2025			**2024**			**Change**	
		% of Revenue			**% of Revenue**		**$**	**%**
Interest and other income (expense), net	$ 1,808	— %	$	5,316	1 %	$	(3,508)	(66)%

The 66%, or $3.5 million, decrease in interest and other income (expense), net was primarily due to a $6.2 million decrease in other income largely due to a decrease in the fair value of the equity investment in Napatech A/S (Napatech), partially offset by a $1.5 million decrease in interest expense due to debt repayments on the credit facility during the fiscal year ended March 31, 2025, and a $1.1 million increase in interest income.

Income Tax Expense

In 2021, the Organization for Economic Co-operation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently multiple sets of administrative guidance have been issued. Many non-US tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years or announced their plans to enact legislation in future years. Considering we do not have material operations in jurisdictions with tax rates lower than the Pillar Two minimum, these rules are not expected to materially increase our global tax costs. There remains uncertainty as to the final Pillar Two model rules. We are continuing to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two Model Rules in the non-US tax jurisdictions we operate in.

The annual effective tax rate for the fiscal year ended March 31, 2025 was 0.3%, compared to an annual effective tax rate of 2.2% for the fiscal year ended March 31, 2024. The effective tax rate for the fiscal year ended March 31, 2025 is lower than the effective rate for the fiscal year ended March 31, 2024, primarily due to a discrete benefit related to the finalization of our tax return filings, a charge related to stock compensation, and a significant nondeductible goodwill impairment charge.

	Fiscal Year Ended March 31, (Dollars in Thousands)							
	2025			**2024**			**Change**	
		% of Revenue			**% of Revenue**		**$**	**%**
Income tax expense	$ 1,128	— %	$	3,224	— %	$	(2,096)	(65)%

Commitment and Contingencies

We account for claims and contingencies in accordance with authoritative guidance that requires us to record an estimated loss from a claim or loss contingency when information available prior to issuance of our consolidated financial statements indicates that it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible, but not probable, that an asset has been impaired or a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, then, in accordance with the authoritative guidance, we disclose the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Legal - From time to time, we are subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims, if determined adversely, will not have a material adverse effect on our financial condition, results of operations or cash flows.

As previously disclosed, in March 2016, Packet Intelligence LLC (Packet Intelligence or Plaintiff) filed a Complaint against NetScout and two subsidiary entities in the United States District Court for the Eastern District of Texas asserting infringement of five United States patents. Plaintiff's Complaint alleged that legacy Tektronix GeoProbe products, including the G10 and GeoBlade products, infringed these patents. NetScout filed an Answer denying Plaintiff's allegations and asserting that Plaintiff's patents were, among other things, invalid, not infringed, and unenforceable due to inequitable conduct. In October 2017, a jury rendered a verdict finding in favor of the Plaintiff and that Plaintiff was entitled to $3.5 million for pre-suit damages and $2.3 million for post-suit damages. In September 2018, the Court entered judgment and "enhanced" the jury verdict in the amount of $2.8 million as a result of a jury finding. The judgment also awarded pre- and post-judgment interest, and a running royalty on the G10 and GeoBlade products until the expiration of the patents at issue, the last date being June 2022. Following the entry of final judgment, NetScout appealed, and in July 2020, the Court of Appeals for the Federal Circuit (Federal Circuit) issued a decision vacating the $3.5 million pre-suit damages award, affirming the $2.3 million post-suit damages award, vacating the $2.8 million enhancement award, and remanding to the district court to determine what, if any, enhancement should be awarded. In March 2021, NetScout filed a petition for a writ of certiorari to the United States Supreme Court, which was denied, challenging, among other issues, the basis for enhanced damages and the patentability of the claimed technology. On September 8 and 9, 2021, in proceedings initiated by third parties that did not involve NetScout, the Patent Trial and Appeal Board (PTAB) invalidated all the patent claims that were also asserted against NetScout in this case. After the PTAB decisions were issued, NetScout moved, among other things, to dismiss the case and enter judgment in its favor on the grounds that the PTAB decisions invalidating the asserted claims precluded Plaintiff from continuing to assert its patent infringement causes of action and from seeking damages from NetScout. The District Court denied NetScout's motion with respect to its request to dismiss the case and enter judgment in its favor. The District Court entered an amended final judgment awarding Plaintiff $2.3 million in post-suit damages, $1.1 million in enhanced damages, pre- and post-judgment interest, and a running royalty on the G10 and GeoBlade products until the expiration of the patents at issue, the last expiration date being June 2022. On July 20, 2022, NetScout filed a notice of appeal to the Federal Circuit from, among other things, the amended final judgment. On May 2, 2024, in a separate action the Federal Circuit affirmed the PTAB decisions, which as a result found that all of the patent claims asserted by Packet Intelligence against NetScout were invalid. Also on May 2, 2024, the Federal Circuit ruled in NetScout's favor in its appeal, vacating the District Court's final judgment and remanding the case to the District Court to dismiss the case against NetScout as moot. As a result, during the year ended March 31, 2024, NetScout concluded that the risk of loss associated with damages that may result from this case was remote and recorded a $4.6 million reduction in contingent liabilities and legal fees. On June 26, 2024, the District Court issued its Order dismissing the case against NetScout.

Warranty and Indemnification- We warrant that our software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes firmware, the standard warranty commences upon shipment and generally expires 60 to 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and generally expires 60 days to 12 months thereafter. Additionally, this warranty is subject to various exclusions which include, but are not limited to, non-conformance resulting from modifications made to the software or hardware by a party other than NetScout; customers' failure to follow our installation, operation or maintenance instructions; and events outside of our reasonable control. We also warrant that all support services will be performed in a good and workmanlike manner. We believe that our product and support service warranties are consistent with commonly accepted industry standards. Warranty cost information is presented and no material warranty costs are accrued since service revenue associated with warranty is deferred at the time of sale and recognized ratably over the warranty period.

Contracts that we enter into in the ordinary course of business may contain standard indemnification provisions. Pursuant to these agreements, we may agree to defend third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. patent and/or European Union (EU), or other selected countries' patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU, and/or other selected countries' trademark or intellectual property rights. Moreover, this indemnity may require us to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for reasonable attorney's fees incurred by them from the lawsuit.

We may also agree from time to time to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate us to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury or tangible property damage legally determined to have been caused by negligently designed or manufactured products.

We have agreed to indemnify our directors and officers and our subsidiaries' directors and officers if they are made a party or are threatened to be made a party to any proceeding (other than an action by or in the right of NetScout) by reason of the fact that the indemnified are agents of NetScout. The indemnity is for any and all expenses and liabilities of any type (including but not limited to, judgments, fines and amounts paid in settlement) reasonably incurred by the directors or officers in connection with the investigation, defense, settlement or appeal of such proceeding, provided they acted in good faith.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities and investments consisted of the following (in thousands):

	At March 31, (Dollars in Thousands)	
	2025	**2024**
Cash and cash equivalents	$ 457,415	$ 389,674
Short-term marketable securities and investments	34,058	33,459
Long-term marketable securities	1,004	994
Cash, cash equivalents, marketable securities and investments	$ 492,477	$ 424,127

Cash, cash equivalents, marketable securities and investments

At March 31, 2025, cash, cash equivalents, marketable securities and investments (current and non-current) totaled $492.5 million. This represents an increase of $68.4 million from $424.1 million at March 31, 2024. This increase was primarily due to $217.7 million of net cash provided by operations, partially offset by a net $100.0 million used to repay long-term debt, $25.3 million used to repurchase shares of our common stock, $13.9 million used for tax withholdings on restricted stock units, $5.4 million used for capital expenditures, $2.8 million used for the payment of debt issuance costs, and $1.3 million used to acquire technology licenses during the fiscal year ended March 31, 2025.

At March 31, 2025, cash, short-term and long-term marketable securities in the United States was approximately $303.2 million, while cash and short-term investments held outside of the United States was approximately $189.3 million.

Cash and cash equivalents were impacted by the following:

	Fiscal Year Ended March 31, (Dollars in Thousands)	
	2025	**2024**
Net cash provided by operating activities	$ 217,670	$ 58,811
Net cash (used in) provided by investing activities	$ (6,996)	$ 13,358
Net cash used in financing activities	$ (142,011)	$ (69,352)

Net cash from operating activities

Fiscal year 2025 compared to fiscal year 2024

Net cash provided by operating activities was $217.7 million during the fiscal year ended March 31, 2025, compared to $58.8 million during the fiscal year ended March 31, 2024. This $158.9 million increase in net cash provided by operating activities was due in part to a $209.7 million increase from goodwill impairment charges recorded during the fiscal year ended March 31, 2025 as compared to the fiscal year ended March 31, 2024, a $77.0 million increase from accounts receivable, a $54.2 million increase from accrued compensation and other expenses, a $24.5 million increase from deferred revenue, an $8.4 million increase from deferred income taxes, a $5.1 million increase from accounts payable, a $5.0 million increase from the change in the fair value of an equity investment, a $3.8 million increase related to the gain recorded in the fiscal year ended March 31, 2024 for the divestiture of a business, a $3.7 million increase from income taxes payable, a $3.6 million increase from prepaid expenses and other assets, and a $1.1 million increase from the loss on extinguishment of debt. These increases were partially offset by a $219.2 million decrease from the change in net loss, an $11.2 million decrease from depreciation and amortization expense, and a $6.0 million decrease from share-based compensation expense during the fiscal year ended March 31, 2025 as compared with the fiscal year ended March 31, 2024. Accounts receivable days sales outstanding was 68 days at March 31, 2025 compared to 81 days at March 31, 2024.

Net cash from investing activities

	Fiscal Year Ended March 31, (Dollars in Thousands)		
	2025		**2024**
Cash (used in) provided by investing activities included the following:			
Purchase of marketable securities and investments	$ (45,061)	$	(52,774)
Proceeds from sales and maturity of marketable securities	44,762		64,728
Purchase of fixed assets	(5,407)		(6,362)
Purchase of intangible assets	(1,290)		—
Proceeds from divestiture of a business	—		7,766
	$ (6,996)	$	13,358

Net cash (used in) provided by investing activities decreased by $20.4 million to $7.0 million of net cash used in investing activities during the fiscal year ended March 31, 2025, compared to $13.4 million of net cash provided by investing activities during the fiscal year ended March 31, 2024. The $20.4 million decrease in net cash (used in) provided by investing activities was due in part to a $12.3 million net decrease in cash inflow from the purchase and sale of marketable securities during the fiscal year ended March 31, 2025 when compared with the fiscal year ended March 31, 2024, a $7.8 million decrease in proceeds due to the divestiture of the Test Optimization business during the fiscal year ended March 31, 2024, and $1.3 million in cash used to acquire technology licenses during the fiscal year ended March 31, 2025. These decreases in cash were partially offset by a $1.0 million decrease in cash used to purchase fixed assets during the fiscal year ended March 31, 2025, compared with the fiscal year ended March 31, 2024.

Our investments in property and equipment consist primarily of computer equipment, demonstration units, office equipment and facility improvements. We plan to continue to invest in capital expenditures to support our infrastructure in our fiscal year 2026.

Net cash from financing activities

	Fiscal Year Ended March 31, (Dollars in Thousands)		
	2025		**2024**
Cash used in financing activities included the following:			
Issuance of common stock under stock plans	$ 3	$	3
Treasury stock repurchases	(25,257)		(50,000)
Tax withholding on restricted stock units	(13,962)		(19,355)
Payment of debt issuance costs	(2,795)		—
Repayment of long-term debt	(175,000)		—
Proceeds from issuance of long-term debt	75,000		—
	$ (142,011)	$	(69,352)

Net cash used in financing activities increased $72.6 million to $142.0 million during the fiscal year ended March 31, 2025, compared to $69.4 million of net cash used in financing activities during the fiscal year ended March 31, 2024.

During the fiscal year ended March 31, 2025, we repurchased a total of 1,362,205 shares of our common stock for $25.3 million in the open market under our 2022 Share Repurchase Program. During the fiscal year ended March 31, 2024, we repurchased a total of 1,209,153 shares of our common stock for $33.6 million in the open market under our twenty-five million share repurchase program authorized in 2017 (2017 Share Repurchase Program), and 614,516 shares for $16.4 million in the open market under the 2022 Share Repurchase Program.

In connection with the delivery of common stock upon vesting of restricted stock units, we have withheld 703,727 shares for $13.9 million, and 653,645 shares for $19.4 million related to minimum statutory tax withholding requirements on these restricted stock units during the fiscal years ended March 31, 2025 and 2024, respectively. These withholding transactions do not fall under the repurchase program described above, and therefore do not reduce the amount that is available for repurchase under that program.

During the fiscal year ended March 31, 2025, we repaid a net $100.0 million of borrowings under the Third Amended and Restated Credit Agreement, and we paid $2.8 million in debt issuance costs related to the execution of our Third Amended and Restated Credit Agreement.

Sources of Cash and Cash Requirements

Credit Facility

On July 27, 2021, we amended and extended our existing credit facility (as amended, the Second Amended and Restated Credit Agreement), which provided for a five-year, $800.0 million senior secured revolving credit facility, including a letter of credit sub-facility of up to $75.0 million. The commitments under the Second Amended and Restated Credit Agreement were set to expire on July 27, 2026, and any outstanding loans were due on that date. On May 13, 2024, we repaid $25.0 million of borrowings under the Second Amended and Restated Credit Agreement.

On October 4, 2024, we amended and restated the Second Amended and Restated Credit Agreement (as amended and restated, the Third Amended and Restated Credit Agreement) with a syndicate of lenders by and among: us, as borrower; certain subsidiaries of NetScout Systems, Inc., as borrower; JPMorgan Chase Bank, N.A., as administrative agent and collateral agent; JPMorgan Chase Bank, N.A., Bank of America, N.A., RBC Capital Markets, PNC Capital Markets LLC and Mizuho Bank, Ltd, as joint lead arrangers and joint bookrunners; TD Bank, N.A. and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as co-documentation agents; and the lenders and issuing banks party thereto.

The Third Amended and Restated Credit Agreement provides for a five-year, $600.0 million senior secured revolving credit facility, including a letter of credit sub-facility of up to $75.0 million. We may elect to use the amended credit facility for working capital and other general corporate purposes (including to repurchase shares of our common stock). The commitments under the Third Amended and Restated Credit Agreement will expire on October 4, 2029, and any outstanding loans will be due on that date.

In connection with the Third Amended and Restated Credit Agreement, we paid off the outstanding balance of $75.0 million under the Second Amended and Restated Credit Agreement on October 4, 2024 by borrowing the same amount under the Third Amended and Restated Credit Agreement. Additionally, we recorded a loss on the extinguishment of debt of $1.1 million, representing the write off of unamortized deferred financing costs, which was included in interest expense in the consolidated statements of operations for the fiscal year ended March 31, 2025. On February 3, 2025, we paid the outstanding balance of $75.0 million in full. At March 31, 2025, there were no amounts outstanding under the Third Amended and Restated Credit Agreement.

At our election, revolving loans under the Third Amended and Restated Credit Agreement bear interest at either (a) a term SOFR rate plus a credit spread adjustment of 0.10% or (b) an Alternate Base Rate (defined in a customary manner), in each case plus an applicable margin. For the period from the delivery of our financial statements for the quarter ended December 31, 2024, until we have delivered financial statements for the quarter ended March 31, 2025, the applicable margin will be 1.00% per annum for term SOFR loans and 0% per annum for Alternate Base Rate loans, and thereafter the applicable margin will vary depending on our consolidated gross leverage ratio, ranging from 1.00% per annum for Alternate Base Rate loans and 2.00% per annum for term SOFR loans if our consolidated gross leverage ratio is greater than 3.50 to 1.00, down to 0% per annum for Alternate Base Rate loans and 1.00% per annum for term SOFR loans if our consolidated gross leverage ratio is equal to or less than 1.50 to 1.00.

Our consolidated gross leverage ratio is the ratio of our consolidated total debt compared to our consolidated EBITDA as defined in the Third Amended and Restated Credit Agreement (consolidated adjusted EBITDA). Consolidated adjusted EBITDA includes certain adjustments, including, without limitation, adjustments relating to extraordinary, unusual or non-recurring charges, certain restructuring charges, non-cash charges, certain transaction costs and expenses and certain pro forma adjustments in connection with material acquisitions and dispositions, all as set forth in detail in the Third Amended and Restated Credit Agreement.

Commitment fees will accrue on the daily unused amount of the credit facility. For the period from the delivery of our financial statements for the quarter ended December 31, 2025, until we have delivered financial statements for the quarter ended March 31, 2025, the commitment fee will be 0.15% per annum, and thereafter the commitment fee will vary depending on our consolidated gross leverage ratio, ranging from 0.30% per annum if our consolidated gross leverage ratio is greater than 3.50 to 1.00, down to 0.15% per annum if our consolidated gross leverage ratio is equal to or less than 1.50 to 1.00.

Letter of credit participation fees are payable to each lender providing the letter of credit sub-facility on the amount of such lender's letter of credit exposure, during the period from the closing date of the Third Amended and Restated Credit Agreement to, but excluding, the date which is the later of (i) the date on which such lender's commitment terminates or (ii) the date on which such lender ceases to have any letter of credit exposure, at a rate per annum equal to the applicable margin for term SOFR loans. Additionally, we will pay a fronting fee to each issuing bank in amounts to be agreed to between us and the applicable issuing bank.

Interest on Alternate Base Rate loans is payable at the end of each calendar quarter. Interest on term SOFR loans is payable at the end of each interest rate period or at the end of each three-month interval within an interest rate period if the period is longer than three months. We may also prepay loans under the Third Amended and Restated Credit Agreement at any time, without penalty, subject to certain notice requirements.

The loans and other obligations under the credit facility are (a) guaranteed by each of our wholly-owned material domestic restricted subsidiaries, subject to certain exceptions, and (b) are secured by substantially all of the assets of us and the subsidiary guarantors, including a pledge of all the capital stock of material subsidiaries held directly by us and the subsidiary guarantors (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting stock), subject to certain customary exceptions and limitations. The Third Amended and Restated Credit Agreement generally prohibits any other liens on the assets of NetScout and our restricted subsidiaries, subject to certain exceptions as described in the Third Amended and Restated Credit Agreement.

The Third Amended and Restated Credit Agreement contains certain covenants applicable to us and our restricted subsidiaries, including, without limitation, limitations on additional indebtedness, liens, various fundamental changes, dividends and distributions, investments (including acquisitions), transactions with affiliates, asset sales, including sale-leaseback transactions, speculative hedge agreements, payment of junior financing, changes in business and other limitations customary in senior secured credit facilities. The Third Amended and Restated Credit Agreement provides for certain baskets that are available to us and our restricted subsidiaries to incur additional indebtedness, to repay junior financing, for asset sales and to make investments and restricted payments. Such baskets are substantially similar to the baskets set forth in our previous amended credit agreement.

The Third Amended and Restated Credit Agreement requires us to maintain a certain consolidated net leverage ratio. Our consolidated net leverage ratio is the ratio of our Consolidated Total Debt minus the lesser of unrestricted cash and 125% of adjusted consolidated EBITDA compared to its adjusted consolidated EBITDA. Our maximum consolidated net leverage ratio is 4.00 to 1.00. These covenants and limitations are more fully described in the Third Amended and Restated Credit Agreement. At March 31, 2025, we were in compliance with all covenants, including the specified total consolidated net leverage ratio range of 4.00 to 1.00.

The Third Amended and Restated Credit Agreement provides that events of default will exist in certain circumstances, including failure to make payment of principal or interest on the loans when required, failure to perform certain obligations under the Third Amended and Restated Credit Agreement and related documents, defaults under certain other indebtedness, certain insolvency events, certain events arising under ERISA, a change of control and certain other events. Upon an event of default, the administrative agent may, or at the request of the holders of more than 50% in principal amount of the loans and commitments shall, terminate the commitments and accelerate the maturity of the loans and enforce certain other remedies under the Third Amended and Restated Credit Agreement and the other loan documents.

We had unamortized capitalized debt issuance costs, net of $3.3 million at March 31, 2025, which are being amortized over the life of the revolving credit facility. The unamortized capitalized debt issuance costs balance of $0.7 million was included as prepaid expenses and other current assets and a balance of $2.6 million was included as other assets in our consolidated balance sheet at March 31, 2025.

Contractual Obligations

Our contractual obligations at March 31, 2025 consisted mainly of (i) principal and interest related to our long-term debt obligations (see Long-Term Debt, Note 12 to the Consolidated Financial Statements), (ii) operating lease obligations (see Leases, Note 18 to the Consolidated Financial Statements), (iii) unconditional purchase obligations, primarily under purchase orders to purchase inventory as well as commitments for products and services used in the normal course of business (see Commitments and Contingencies, Note 19 to the Consolidated Financial Statements), and (iv) pension benefit plan (see Pension Benefit Plans, Note 16 to the Consolidated Financial Statements).

At March 31, 2025, the total accrual of our retirement obligation for our chairman and CEO was $1.2 million. The payment stream for this retirement obligation is based upon the retirement date which is currently not determinable.

At March 31, 2025, the total amount of net unrecognized tax benefits for uncertain tax positions and the accrual for the related interest was $0.9 million. We are unable to make a reliable estimate when cash settlement, if any, will occur with a tax authority as the timing of examinations and ultimate resolution of those examinations is uncertain.

Cash Requirements

We are actively managing the business to generate cash flow and believe that we currently have adequate liquidity. We believe that these factors will allow us to meet our anticipated funding requirements for at least the next twelve months.

We expect net cash provided by operating activities combined with cash, cash equivalents, marketable securities and investments and borrowing availability under our revolving credit facility will provide sufficient liquidity to fund current obligations, capital spending, debt service requirements and working capital requirements over at least the next twelve months. We believe we will meet longer-term expected future cash requirements and obligations through a combination of cash flows from operating activities, available cash balances, and our revolving credit facility. However, macroeconomic conditions, including high inflation and interest rates, international trade relations (including trade protection measures, such as tariffs and other trade barriers), and a potential recession, could increase our anticipated funding requirements or make it more difficult for us to access capital.

A portion of our cash may be used to acquire or invest in complementary businesses or products, to obtain the right to use complementary technologies, to repay borrowings under our Third Amended and Restated Credit Agreement, or to repurchase shares of our common stock through our stock repurchase programs. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. Macroeconomic conditions, including high interest rates and volatility in the capital markets, may make it difficult for us to secure additional financing on favorable terms or at all. Any sale of additional equity or debt securities could result in additional dilution to our stockholders.

Recent Accounting Standards

For information with respect to recent accounting pronouncements on our consolidated financial statements, See Note 2 contained in the "Notes to Consolidated Financial Statements" included in Part IV of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We hold our cash, cash equivalents and investments for working capital purposes. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash, cash equivalents and investments in a variety of securities, including money market funds and government debt securities. The risk associated with fluctuating interest rates is limited to our investment portfolio. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income. The effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our operating results or the total fair value of the portfolio.

Credit Risk. Our cash equivalents and marketable securities consist primarily of U.S government and municipal obligations, corporate bonds, commercial paper, certificates of deposit, and money market instruments.

At March 31, 2025 and periodically throughout the year, we have maintained cash balances in various operating accounts in excess of federally insured limits. We limit the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which we invest.

Foreign Currency Exchange Risk. As a result of our foreign operations, we face exposure to movements in foreign currency exchange rates, primarily the Euro, British Pound, Canadian Dollar and Indian Rupee. The current exposures arise primarily from expenses denominated in foreign currencies. We currently engage in foreign currency hedging activities in order to limit these exposures. We do not use derivative financial instruments for speculative trading purposes.

At March 31, 2025, we had foreign currency forward contracts designated as hedging instruments with notional amounts totaling $10.6 million. The valuation of outstanding foreign currency forward contracts at March 31, 2025 resulted in a liability balance of $55 thousand, reflecting unfavorable contract rates in comparison to current market rates at this date and an asset balance of $197 thousand, reflecting favorable rates in comparison to current market rates. At March 31, 2024, we had foreign currency forward contracts designated as hedging instruments with notional amounts totaling $11.7 million. The valuation of outstanding foreign currency forward contracts at March 31, 2024 resulted in a liability balance of $74 thousand, reflecting unfavorable contract rates in comparison to current market rates and an asset balance of $11 thousand, reflecting favorable rates in comparison to current market rates at this date. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements and Schedule and Report of Independent Registered Public Accounting Firm appear beginning on page F-1 attached to this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2025, NetScout, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2025 our disclosure controls and procedures were effective in ensuring that material information relating to NetScout, including its consolidated subsidiaries, required to be disclosed by NetScout in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework in 2013. Based on our assessment, we concluded that our internal control over financial reporting was effective as of March 31, 2025.

The effectiveness of our internal control over financial reporting as of March 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 herein.

Item 9B. Other Information

Insider Adoption or Termination of Trading Arrangements:

During the fiscal quarter ended March 31, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408, except as described in the table below:

Name & Title	Date Adopted	Character of Trading Arrangement[1]	Aggregate Number of Shares of Common Stock to be Purchased or Sold Pursuant to Trading Arrangement	Duration[2]	Date Terminated
John Downing, Executive Vice President, Worldwide Sales	February 21, 2025	Rule 10b5-1 Trading Arrangement	Up to 24,000 shares to be sold	February 27, 2026	N/A

(1) Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended (the "Rule").

(2) Represents the expiration date of the Rule 10b5-1 Trading Arrangement.. Pursuant to the terms of the Rule 10b5-1 Trading Arrangement, the Rule 10b5-1 Trading Arrangement may terminate earlier upon the occurrence of certain events.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 will be included in our definitive Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference.

We have adopted a written code of business conduct that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. The code of business conduct and ethics is available on our corporate website at ir.netscout.com under the section entitled "Governance Overview & Related Materials" in the "Corporate Governance" menu. If we make any substantive amendments to our code of business conduct or grant any of our directors or executive officers any waiver, including any implicit waiver, from a provision of our code of business conduct and ethics, we will disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

Item 11. Executive Compensation

The information required by this Item 11 will be included in our definitive Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be included in our definitive Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be included in our definitive Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be included in our definitive Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1.   Consolidated Financial Statements.

     2.   Financial Statement Schedule.

          No other financial statement schedules have been included because they are either not applicable or the information is in the consolidated financial statements.

     3.   Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this report.

(b)   We hereby file as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above.

(c)   We hereby file as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) above.

NetScout Systems, Inc.

Index to Exhibits

3.1, 4.1	Composite conformed copy of Third Amended and Restated Certificate of Incorporation of NetScout (as amended) (filed as Exhibit 3.2 to NetScout's current report on Form 8-K, SEC File No. 000-26251, filed on September 21, 2016, and incorporated herein by reference).
3.2, 4.2	Amended and Restated By-laws of NetScout (filed as Exhibit 3.1 to NetScout's current Report on Form 8-K, SEC File No. 000-26251, filed on May 11, 2020 and incorporated herein by reference).
4.3	Specimen Certificate for shares of NetScout's Common Stock (filed as Exhibit 4.3 to NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, SEC File No. 000-26251, filed on June 29, 2001, and incorporated herein by reference).
4.4	Description of Common Stock (filed as Exhibit 4.4 to NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2020, SEC File No. 000-26251, filed on May 20, 2020 and incorporated herein by reference).
10.1*	Form of Amended and Restated Indemnification Agreement between NetScout and each director and executive officer filed as Exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, SEC File No. 000-26251, filed January 28, 2014, and incorporated herein by reference).
10.2	Lease between Arturo J. Gutierrez and John A. Cataldo, Trustees of Nashoba Westford Realty Trust, u/d/t dated April 27, 2000 and recorded with the Middlesex North Registry of Deeds in Book 10813, Page 38 and NetScout for Westford Technology Park West, as amended (filed as Exhibit 10.26 to NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, SEC File No. 000-26251, filed on June 29, 2001, and incorporated herein by reference).
10.3*	Agreement Relating to Employment, dated January 3, 2007, by and between NetScout and Anil K. Singhal (filed as Exhibit 10.2 to NetScout's Current Report on Form 8-K, SEC File No. 000-26251, filed on January 5, 2007 and incorporated herein by reference).
10.4*	Amendment No. 1, dated February 2, 2007, to Agreement Relating to Employment by and between the Company and Anil K. Singhal (filed as exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006, SEC File No. 000-26251, filed February 5, 2007 and incorporated herein by reference).
10.5*	Amendment No. 2, dated December 22, 2008, to Agreement Relating to Employment by and between the Company and Anil K. Singhal (filed as exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, SEC File No. 000-26251, filed February 6, 2009 and incorporated herein by reference).
10.6*	Amendment No. 3, dated May 28, 2012, to Agreement Relating to Employment, by and between the Company and Anil K. Singhal (filed as Exhibit 10.3 to NetScout's Current Report on Form 8-K, SEC File No. 000-26251, filed on June 1, 2012 and incorporated herein by reference).
10.7*	Form of Amended and Restated Severance Agreement for Executive Officers (other than the CEO) (filed as Exhibit 10.1 to NetScout's Current Report on Form 8-K, SEC File No. 000-26251, filed on June 1, 2012 and incorporated herein by reference).
10.8*	Transition agreement, dated May 7, 2025 by and between the Company and Jean Bua (filed herewith).
10.9*	Transition agreement, dated May 7, 2025 by and between the Company and Michael Szabados (filed herewith).
10.10*	Offer Letter, dated May 7, 2025, by and between the Company and Anthony Piazza (filed herewith).
10.11*	Offer Letter, dated May 7, 2025, by and between the Company and Sanjay Munshi (filed herewith).

10.12	Third Amendment Agreement, dated August 10, 2010, to that certain Lease, dated August 17, 2000, as amended, between the Company and Westford West I Limited Partnership, as successor to Arturo J. Gutierrez and John A. Cataldo, Trustees of Nashoba Westford Realty Trust, u/d/t dated April 27, 2000 (filed as Exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, SEC File No. 000-26251, filed November 9, 2010 and incorporated herein by reference).
10.13*	NetScout Systems, Inc. Amended and Restated 2011 Employee Stock Purchase Plan, as amended (filed as Exhibit 99.2 to NetScout's Registration Statement on Form S-8, SEC File No. 333-267069, filed on August 25, 2022 and incorporated herein by reference).
10.14*	Form of Amendment to Amended and Restated Severance Agreement for Executive Officers (filed as Exhibit 10.9 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014, SEC File No. 000-26251, filed on January 27, 2015 and incorporated herein by reference).
10.15	Third Amendment and Restatement Agreement, dated as of October 4, 2024, to the Second Amended and Restated Credit Agreement, dated as of July 27, 2021, by and among NetScout Systems, Inc., as borrower; certain subsidiaries of NetScout Systems, Inc., as loan parties; the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent attaching the Third Amended and Restated Credit Agreement, dated as of October 4, 2024, by and among NetScout Systems, Inc., as borrower; JPMorgan Chase Bank, N.A., as administrative agent and collateral agent; JPMorgan Chase Bank, N.A., Bank of America, N.A., RBC Capital Markets, PNC Capital Markets LLC and Mizuho Bank, Ltd., as joint lead arrangers and joint bookrunners; TD Bank, N.A. and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as co-documentation agents; and the lenders and issuing banks party thereto (filed as Exhibit 10.1 to NetScout's current report on Form 8-K, SEC File No. 000-26251, filed on October 4, 2024).
10.16*	Summary of Non-Employee Director Compensation (filed as Exhibit 10.2 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, SEC File No. 000-26251, filed on November 4, 2021 and incorporated herein by reference.
10.17*	NetScout Systems, Inc. 2019 Equity Incentive Plan, as amended (filed as Exhibit 99.1 to NetScout's Registration Statement on Form S-8, SEC File No. 333-282184, filed on September 17, 2024 and incorporated herein by reference).
10.18*	Form of Restricted Stock Unit Award Agreement with respect to the NetScout Systems, Inc. 2019 Equity Incentive Plan (filed herewith).
10.19*	Form of Performance-Based Restricted Stock Unit Award with respect to the NetScout Systems, Inc. 2019 Equity Incentive Plan (filed as Exhibit 10.1 to NetScout's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, SEC File No. 000-26251, filed on August 5, 2024 and incorporated herein by reference).
19	NetScout Systems, Inc. Amended and Restated Insider Trading and Window (filed herewith).
21	Subsidiaries of NetScout (filed herewith).
23	Consent of PricewaterhouseCoopers LLP (filed herewith).
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1[†]	Certification Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (furnished herewith).
32.2[†]	Certification Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (furnished herewith).
97	NetScout Systems, Inc. Executive Compensation Recovery Policy (filed as Exhibit 97 to NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2024, SEC File No. 000-26251, filed on May 16, 2024 and incorporated herein by reference).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2025 formatted in Inline XBRL

*	Indicates a management contract or compensatory plan or arrangement.
†	Exhibit has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language contained in any such filing

Item 16. Form 10-K Summary

Not provided.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By: /S/ ANIL K. SINGHAL

Anil K. Singhal
President, Chief Executive Officer,
and Chairman

Date: May 15, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/S/ ANIL K. SINGHAL **Anil K. Singhal**	President, Chief Executive Officer, and Chairman (Principal Executive Officer)	May 15, 2025
/S/ JEAN BUA **Jean Bua**	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 15, 2025
/S/ MICHAEL SZABADOS **Michael Szabados**	Chief Operating Officer and Vice Chairman	May 15, 2025
/S/ ROBERT E. DONAHUE **Robert E. Donahue**	Director	May 15, 2025
/S/ JOHN R. EGAN **John R. Egan**	Director	May 15, 2025
/S/ ALFRED GRASSO **Alfred Grasso**	Director	May 15, 2025
/S/ JOSEPH G. HADZIMA, JR. **Joseph G. Hadzima, Jr.**	Director	May 15, 2025
/S/ SHANNON NASH **Shannon Nash**	Director	May 15, 2025
/S/ MARLENE PELAGE **Marlene Pelage**	Director	May 15, 2025
/S/ CHRISTOPHER PERRETTA **Christopher Perretta**	Director	May 15, 2025
/S/ VIVIAN VITALE **Vivian Vitale**	Director	May 15, 2025

NetScout Systems, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NetScout Systems, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NetScout Systems, Inc. and its subsidiaries (the "Company") as of March 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended March 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Interim Goodwill Impairment Assessment

As described in Note 9 to the consolidated financial statements, the Company has one reporting unit and the goodwill balance was $1.1 billion as of March 31, 2025. Goodwill is tested by management for impairment at the reporting unit level annually, as of January 31, and on an interim basis if an event occurs or circumstances change (a "triggering event") that would indicate the fair value of the reporting unit is below its carrying value. As a result of a continued decrease in the Company's stock price and overall market capitalization during the first quarter of fiscal year 2025, along with other qualitative considerations including the continued impact from the conditions in the macroeconomic environment, management determined a triggering event occurred, indicating goodwill may be impaired. Accordingly, management performed a quantitative impairment test of goodwill as of June 30, 2024, which resulted in a goodwill impairment charge of $427 million. Management estimated the implied fair value of the reporting unit using a market approach. As disclosed by management, the key assumption in the market approach was the company-specific control premium.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's company-specific control premium significant assumption; and (iii) the audit effort involved in the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the market approach used by management; (iii) testing the completeness and accuracy of underlying data used in the market approach; and (iv) evaluating the reasonableness of the significant assumption used by management related to the company-specific control premium. Evaluating management's assumption related to the company-specific control premium involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the reporting unit; (ii) the synergies which a market participant could achieve; (iii) the consistency with external market and industry data; and (iv) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market approach and (ii) the reasonableness of the company-specific control premium assumption.

Revenue from Contracts with Customers - Identification of Distinct Performance Obligations

As described in Note 3 to the consolidated financial statements, the Company derives revenues primarily from the sale of network management tools and cybersecurity solutions for service provider and enterprise customers, which include hardware, software and service offerings. Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. During the year ended March 31, 2025, the Company recognized revenue from contracts with customers of $822.7 million.

The principal considerations for our determination that performing procedures relating to revenue from contracts with customers - identification of distinct performance obligations is a critical audit matter are (i) the significant judgment by management in determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's identification of distinct performance obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the identification of distinct performance obligations. These procedures also included, among others, for a sample of contracts, (i) reading the executed contract to understand the terms and conditions and (ii) evaluating management's identification of the performance obligations.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 15, 2025

We have served as the Company's auditor since 1993.

NetScout Systems, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

		March 31, 2025		March 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	457,415	$	389,674
Marketable securities and investments		34,058		33,459
Accounts receivable and unbilled costs, net of allowance for doubtful accounts of $214 and $479 at March 31, 2025 and 2024, respectively		163,654		192,096
Inventories and deferred costs		12,891		14,095
Prepaid income taxes		13,380		11,076
Prepaid expenses and other current assets		31,786		32,094
Total current assets		713,184		672,494
Fixed assets, net		21,529		26,487
Operating lease right-of-use assets		37,717		42,486
Goodwill		1,076,383		1,502,820
Intangible assets, net		258,690		308,659
Deferred income taxes		66,294		30,767
Long-term marketable securities		1,004		994
Other assets		11,777		10,595
Total assets	$	2,186,578	$	2,595,302
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	18,208	$	14,506
Accrued compensation		56,696		51,362
Accrued other		19,397		14,665
Income taxes payable		883		764
Deferred revenue and customer deposits		301,753		301,806
Current portion of operating lease liabilities		10,995		11,979
Total current liabilities		407,932		395,082
Other long-term liabilities		8,210		7,055
Deferred tax liability		2,643		4,374
Accrued long-term retirement benefits		27,379		28,413
Long-term deferred revenue and customer deposits		147,510		130,212
Operating lease liabilities, net of current portion		32,509		38,101
Long-term debt		—		100,000
Total liabilities		626,183		703,237
Commitments and contingencies (Note 19)				
Stockholders' equity:				
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2025 and 2024		—		—
Common stock, $0.001 par value: 300,000,000 shares authorized; 134,038,262 and 131,316,309 shares issued and 72,060,237 and 71,404,216 shares outstanding at March 31, 2025 and 2024, respectively		134		131
Additional paid-in capital		3,255,333		3,181,366
Accumulated other comprehensive income		4,073		3,572
Treasury stock at cost, 61,978,025 and 59,912,093 shares at March 31, 2025 and 2024, respectively		(1,654,702)		(1,615,483)
(Accumulated deficit) Retained earnings		(44,443)		322,479
Total stockholders' equity		1,560,395		1,892,065
Total liabilities and stockholders' equity	$	2,186,578	$	2,595,302

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

		Fiscal Year Ended March 31,				
		2025		2024		2023
Revenue:						
Product	$	359,894	$	360,444	$	450,793
Service		462,785		469,011		463,737
Total revenue		822,679		829,455		914,530
Cost of revenue:						
Product		57,463		64,057		94,868
Service		121,272		123,355		128,230
Total cost of revenue		178,735		187,412		223,098
Gross profit		643,944		642,043		691,432
Operating expenses:						
Research and development		152,864		161,213		176,173
Sales and marketing		268,051		270,979		276,913
General and administrative		96,724		95,886		103,510
Amortization of acquired intangible assets		46,440		50,337		55,390
Restructuring charges		20,500		—		1,782
Goodwill impairment		426,967		217,260		—
Gain on divestiture of a business		—		(3,806)		—
Total operating expenses		1,011,546		791,869		613,768
Income (loss) from operations		(367,602)		(149,826)		77,664
Interest and other income (expense), net:						
Interest income		10,736		9,602		4,923
Interest expense		(7,160)		(8,651)		(10,248)
Other income (expense), net		(1,768)		4,365		(3,924)
Total interest and other income (expense), net		1,808		5,316		(9,249)
Income (loss) before income tax expense		(365,794)		(144,510)		68,415
Income tax expense		1,128		3,224		8,767
Net income (loss)	$	(366,922)	$	(147,734)	$	59,648
Basic net income (loss) per share	$	(5.12)	$	(2.07)	$	0.83
Diluted net income (loss) per share	$	(5.12)	$	(2.07)	$	0.82
Weighted average common shares outstanding used in computing:						
Net income (loss) per share—basic		71,627		71,474		71,781
Net income (loss) per share—diluted		71,627		71,474		73,046

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

		Fiscal Year Ended March 31,	
	2025	2024	2023
Net income (loss)	$ (366,922)	$ (147,734)	$ 59,648
Other comprehensive income (loss):			
Cumulative translation adjustments	(327)	(113)	(270)
Recognition of actuarial net gains (losses) from pension and other post-retirement plans, net of tax (benefit) of $277, ($823), and $2,448	653	(1,937)	5,759
Changes in market value of investments:			
Changes in unrealized gains (losses), net of tax (benefit) of $9, ($15), and $14	27	(45)	42
Total net change in market value of investments	27	(45)	42
Changes in market value of derivatives:			
Changes in market value of derivatives, net of benefit of $35, $9, and $116	(114)	(24)	(361)
Reclassification adjustment for net gain (loss) included in net income (loss), net of tax (benefit) of $83, ($15), and $137	262	(47)	427
Total net change in market value of derivatives	148	(71)	66
Other comprehensive income (loss)	501	(2,166)	5,597
Total comprehensive income (loss)	$ (366,421)	$ (149,900)	$ 65,245

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except share data)

	Common stock Voting		Additional Paid In Capital	Accumulated Other Comprehensive Income	Treasury stock		(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			Shares	Stated Value		
Balance, March 31, 2022	126,425,383	$ 126	$3,023,403	$ 141	52,323,090	$(1,373,840)	$ 410,565	$ 2,060,395
Net income							59,648	59,648
Unrealized net investment gains				42				42
Unrealized net gains on derivative financial instruments				66				66
Cumulative translation adjustments				(270)				(270)
Recognition of actuarial net gains from pension and other post-retirement plan				5,759				5,759
Issuance of common stock pursuant to vesting of restricted stock units	1,777,658	2						2
Stock-based compensation expense for restricted stock units granted to employees			59,086					59,086
Issuance of common stock under employee stock purchase plan	480,783		14,353					14,353
Repurchase of treasury stock			2,856		5,111,689	(172,288)		(169,432)
Balance, March 31, 2023	128,683,824	128	3,099,698	5,738	57,434,779	(1,546,128)	470,213	2,029,649
Net loss							(147,734)	(147,734)
Unrealized net investment losses				(45)				(45)
Unrealized net losses on derivative financial instruments				(71)				(71)
Cumulative translation adjustments				(113)				(113)
Recognition of actuarial net losses from pension and other post-retirement plan				(1,937)				(1,937)
Issuance of common stock pursuant to vesting of restricted stock units	2,067,558	3						3
Stock-based compensation expense for restricted stock units granted to employees			67,973					67,973
Issuance of common stock under employee stock purchase plan	564,927		13,695					13,695
Repurchase of treasury stock					2,477,314	(69,355)		(69,355)
Balance, March 31, 2024	131,316,309	131	3,181,366	3,572	59,912,093	(1,615,483)	322,479	1,892,065
Net loss							(366,922)	(366,922)
Unrealized net investment gains				27				27
Unrealized net gains on derivative financial instruments				148				148
Cumulative translation adjustments				(327)				(327)
Recognition of actuarial net gains from pension and other post-retirement plan				653				653
Issuance of common stock pursuant to vesting of restricted stock units	2,205,063	3						3
Stock-based compensation expense for restricted stock units granted to employees			62,558					62,558
Issuance of common stock under employee stock purchase plan	516,890		11,409					11,409
Repurchase of treasury stock					2,065,932	(39,219)		(39,219)
Balance, March 31, 2025	134,038,262	$ 134	$3,255,333	$ 4,073	61,978,025	$(1,654,702)	$ (44,443)	$ 1,560,395

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended March 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ (366,922)	$ (147,734)	$ 59,648
Adjustments to reconcile net income (loss) to cash provided by operating activities, net of the effects of acquisitions:			
Depreciation and amortization	63,786	74,986	85,918
Loss on extinguishment of debt	1,134	—	—
Operating lease right-of-use assets	10,405	10,533	10,598
Gain on divestiture of a business	—	(3,806)	—
Loss on disposal of fixed assets	15	303	49
Share-based compensation expense associated with equity awards	64,785	70,799	61,986
Change in fair value of derivative instrument	—	(206)	1,380
Goodwill impairment	426,967	217,260	—
Deferred income taxes	(37,567)	(45,949)	(54,032)
Other gains	(402)	(5,451)	(1)
Changes in assets and liabilities			
Accounts receivable and unbilled costs	28,664	(48,376)	4,897
Inventories	128	609	9,007
Prepaid expenses and other assets	(2,284)	(5,835)	5,039
Accounts payable	3,240	(1,861)	(5,549)
Accrued compensation and other expenses	20,529	(33,704)	12,071
Operating lease liabilities	(12,214)	(11,952)	(11,927)
Income taxes payable	83	(3,620)	165
Deferred revenue	17,323	(7,185)	(22,599)
Net cash provided by operating activities	217,670	58,811	156,650
Cash flows from investing activities:			
Purchase of marketable securities and investments	(45,061)	(52,774)	(114,513)
Proceeds from maturity of marketable securities	44,762	64,728	140,462
Purchase of fixed assets	(5,407)	(6,362)	(10,484)
Purchase of intangible assets	(1,290)	—	(161)
Proceeds from divestiture of a business	—	7,766	—
Net cash (used in) provided by investing activities	(6,996)	13,358	15,304
Cash flows from financing activities:			
Issuance of common stock under stock plans	3	3	2
Treasury stock repurchases, including accelerated share repurchases	(25,257)	(50,000)	(150,039)
Tax withholding on restricted stock units	(13,962)	(19,355)	(19,393)
Payment of debt issuance costs	(2,795)	—	—
Repayment of long-term debt	(175,000)	—	(250,000)
Proceeds from issuance of long-term debt	75,000	—	—
Net cash used in financing activities	(142,011)	(69,352)	(419,430)
Effect of exchange rate changes on cash and cash equivalents	(922)	63	(1,891)
Net increase (decrease) in cash and cash equivalents	67,741	2,880	(249,367)
Cash and cash equivalents, beginning of year	389,674	386,794	636,161
Cash and cash equivalents, end of year	$ 457,415	$ 389,674	$ 386,794
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 4,190	$ 6,427	$ 8,063
Cash paid for income taxes	$ 41,796	$ 62,318	$ 55,924
Non-cash transactions:			
Transfers of inventory to fixed assets	$ 1,020	$ 1,814	$ 1,371
Additions to property, plant and equipment included in accounts payable	$ 461	$ 158	$ 56
Issuance of common stock under employee stock purchase plans	$ 11,409	$ 13,695	$ 14,353

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS

NetScout Systems, Inc., or NetScout or the Company, has been a technology innovator for four decades since its founding in 1984. The Company's solutions, based on patented Adaptive Service Intelligence (ASI) technology, help customers identify network and application performance issues, defend their networks from denial of service (DDoS) attacks, and rapidly find and isolate advanced network threats. As a result, customers can quickly resolve issues that cause business disruptions, downtime, poor service quality or compromised security, thereby driving compelling returns on their investments in their network and broader information technology (IT) initiatives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of NetScout and its wholly owned subsidiaries. Inter-company transactions and balances have been eliminated in consolidation.

Segment Reporting

The Company's operating segments are determined based on the units that constitute a business for which discrete financial information is available and for which operating results are regularly reviewed by the chief operating decision maker (CODM). The Company's President and CEO is the CODM. Operating results are reviewed by the CODM primarily at the consolidated entity level for the purpose of making resource allocation decisions and for evaluating financial performance, primarily by monitoring actual results compared to forecasted results as well as by reviewing year-over-year results. The Company's CODM evaluates company-wide performance and determines allocation of resources based on multiple performance measures, including, but not limited to net income (loss).

The Company has determined it operates as a single operating segment and has one reportable segment which includes product and service revenue related to the sale of enterprise performance management, carrier service assurance, cybersecurity, and DDoS protection solutions. The Company's results for the one reportable segment are the same as presented in the Company's consolidated statements of operations and there is no expense information that is supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The measure of segment assets is reported on the Company's consolidated balance sheet as total assets. Segment asset information is not used by the CODM to allocate resources.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include those involving revenue recognition, valuation of goodwill and acquired assets and liabilities, valuation of the pension obligation, valuation of a derivative instrument, valuation of contingent consideration and share-based compensation. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Global and Macroeconomic Conditions

The Company continues to closely monitor the current global and macroeconomic conditions, including the impacts of the ongoing war in Ukraine and hostilities in the Middle East, global geopolitical tension, stock market volatility, industry-specific capital spending trends, exchange rate fluctuations, inflation, interest rates, international trade relations (including trade protection measures, such as tariffs and other trade barriers), and the risk of a recession, including the manner and extent to which they have impacted and could continue to impact its business, customers, employees, supply chain, and distribution network. The full extent of the impacts of these global and macroeconomic trends remain uncertain. It is possible that the measures taken by the governments of countries affected and the resulting economic impacts may materially and adversely affect the Company's future results of operations, cash flows and financial position as well as its customers.

The Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The macroeconomic environment remains challenging with constrained customer spending and the Company expects this to persist during fiscal year 2026. The Company has taken and continues to take precautionary actions to manage costs and increase productivity across the organization. This includes managing discretionary spending and hiring activities. In addition, based on covenant levels, the Company had as of March 31, 2025 an incremental $600 million available under the revolving credit facility.

The Company expects net cash provided by operations combined with cash, cash equivalents, marketable securities and investments and borrowing availability under the revolving credit facility to provide sufficient liquidity to fund current obligations, capital spending, debt service requirements and working capital requirements over at least the next twelve months.

Cash and Cash Equivalents and Marketable Securities

Under authoritative guidance, NetScout has classified its investments as "available-for-sale" which are carried at fair value associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. NetScout considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents and those investments with original maturities greater than three months to be marketable securities.

At March 31, 2025 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure by investing only with credit worthy institutions which the Company believes are those institutions with an investment grade rating for deposits.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (Topic 606). For further discussion of the Company's accounting policies related to revenue see Note 3, "Revenue Recognition."

Commission Expense

Sales commissions are recorded as an asset when the initial contract's duration is longer than 12 months and amortized to expense ratably over the remaining performance periods of the related contracts.

Uncollected Deferred Revenue

Because of NetScout's revenue recognition policies, there are circumstances for which the Company does not recognize revenue relating to sales transactions that have been billed, but the related account receivable has not been collected. While the receivable represents an enforceable obligation, the Company does not believe its right to payment is unconditional, therefore for balance sheet presentation purposes, the Company has not recognized the deferred revenue or the related account receivable and no amounts appear in the consolidated balance sheets for such transactions because control of the underlying deliverable has not transferred. The aggregate amount of unrecognized accounts receivable and deferred revenue was $5.5 million and $5.9 million at March 31, 2025 and 2024, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of investments, trade accounts receivable and accounts payable. NetScout's cash, cash equivalents, and marketable securities are placed with financial institutions with high credit standings.

At March 31, 2025 and March 31, 2024, the Company had no direct customers or indirect channel partners which accounted for more than 10% of the accounts receivable balance.

During the fiscal years ended March 31, 2025 and 2024, no direct customers or indirect channel partners accounted for more than 10% of the Company's total revenue. During the fiscal year ended March 31, 2023, one direct customer, Verizon, accounted for more than 10% of the Company's total revenue, while no indirect channel partners accounted for more than 10% of the Company's total revenue.

Historically, the Company has not experienced any significant failure of its customers to meet their payment obligations nor does the Company anticipate material non-performance by its customers in the future; accordingly, the Company does not require collateral from its customers. However, if the Company's assumptions are incorrect, there could be an adverse impact on its allowance for doubtful accounts.

Trade Receivable Valuations

Accounts receivable are stated at their net realizable value. The allowance against gross trade receivables reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the first-in, first-out (FIFO) method.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or anticipated useful life of the improvement. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

Leases

The Company has operating leases for administrative, research and development, sales and marketing and manufacturing facilities and equipment under various non-cancelable lease agreements. Lease commencement occurs on the date the Company takes possession or control of the property or equipment. The Company's lease terms may include options to extend or terminate the lease where it is reasonably certain that the Company will exercise those options. The Company considers several economic factors when making this determination, including but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, or specific characteristics unique to a particular lease. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. For further discussion of the Company's policies related to leases see Note 18, "Leases."

Valuation of Goodwill and Intangible Assets

The Company amortizes acquired definite-lived intangible assets over their estimated useful lives. Goodwill is not amortized but subjected to annual impairment tests; or more frequently if events or circumstances occur (a "Triggering Event") that would indicate the fair value of its reporting unit is below its carrying value. The Company performs the goodwill impairment assessment annually during the fourth quarter and on an interim basis if potential impairment indicators arise.

Reporting units are determined based on the components of a Company's operating segments that constitute a business for which financial information is available and for which operating results are regularly reviewed by segment management. The Company has one reporting unit.

To test impairment for long-lived assets, including tangible and definite-lived intangible assets, the Company first assesses qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that the long-lived assets are impaired. If, based on the Company's qualitative assessment, it is more likely than not that the fair value of the long-lived assets are less than its carrying amount, quantitative impairment testing is required. However, if the Company concludes otherwise, quantitative impairment testing is not required.

Capitalized Software Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility and capitalized thereafter until the related software products are available for first customer shipment. Such costs are amortized using the straight-line method over the estimated economic life of the product, which generally does not exceed three years. Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made.

Typically for accounting purposes, these R&D investments have not been capitalized because of the development methodology employed. The developments are added individually to the core code over a shorter period of time but marketed as a release once all portions are complete.

Derivative Financial Instruments

Under authoritative guidance for derivative financial instruments and hedging activities, all hedging activities must be documented at the inception of the hedge and must meet the definition of highly effective in offsetting changes to future cash flows in order for the derivative to qualify for hedge accounting. Under the guidance, if an instrument qualifies for hedge accounting, the changes in the fair value each period for open contracts, measured at the end of the period, are recorded to other comprehensive income. Otherwise, changes in the fair value are recorded in earnings each period. Management must perform initial and ongoing tests in order to qualify for hedge accounting. In accordance with the guidance, the Company accounts for its instruments under hedge accounting. The effectiveness and a measurement of ineffectiveness of qualifying hedge contracts are assessed by the Company quarterly. The Company records the fair value of its derivatives in prepaid expenses and other current assets and accrued other in the Company's consolidated balance sheet. The effective portion of gains or losses resulting from changes in the fair value of qualifying hedges are recorded in other comprehensive income (loss) until the forecasted transaction occurs, with any ineffective portion classified directly to the Company's consolidated statement of operations based on the expense categories of the items being hedged. When forecasted transactions occur, unrealized gains or losses associated with the effective portion of the hedge are reclassified to the respective expense categories in the Company's consolidated statement of operations. Gains or losses related to hedging activity are included as operating activities in the Company's consolidated statement of cash flows. If the underlying forecasted transactions do not occur, or it becomes probable that they will not occur, the gain or loss on the related cash flow hedge is recognized immediately in earnings.

NetScout also periodically enters into foreign exchange forward contracts to manage exchange rate risk associated with certain third-party transactions and for which the Company does not elect hedge accounting treatment as there is no difference in the timing of gain or loss recognition on the hedge instrument and the hedged item.

Contingencies

NetScout accounts for claims and contingencies in accordance with authoritative guidance that requires an estimated loss to be recorded from a claim or loss contingency when information available prior to issuance of its consolidated financial statements indicates that it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. If NetScout determines that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred or if the amount of a probable loss cannot be reasonably estimated, then in accordance with the authoritative guidance, NetScout discloses the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires NetScout to use its judgment. NetScout consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business.

Share-Based Compensation

NetScout recognizes compensation expense for all share-based payments granted. Under the fair value recognition provisions, share-based compensation is calculated net of an estimated forfeiture rate and compensation cost is only recognized for those shares expected to vest on a straight-line basis over the expected requisite service period of the award.

Foreign Currency

NetScout accounts for its reporting of foreign operations in accordance with guidance which establishes guidelines for the determination of the functional currency of foreign subsidiaries. In accordance with the guidance, NetScout has determined its functional currency for those foreign subsidiaries that are an extension of NetScout's U.S. operations to be the U.S. Dollar.

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using the period-end exchange rate, and income and expense items are translated using the average exchange rate during the period. Cumulative translation adjustments are reflected as a separate component of stockholders' equity.

NetScout will experience currency exchange risk with respect to foreign currency denominated expenses. In order to partially offset the risks associated with the effects of certain foreign currency exposures, NetScout has established a program that utilizes foreign currency forward contracts. Under this program, increases or decreases in foreign currency exposures are partially offset by gains or losses on forward contracts, to mitigate the impact of foreign currency transaction gains or losses. The Company does not use forward contracts to engage in currency speculation. All outstanding foreign currency forward contracts are recorded at fair value at the end of each fiscal period.

The Company had foreign currency losses of $2.0 million, $1.9 million and $2.8 million for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. These amounts are included in other income (expense), net in the Company's consolidated statements of operations.

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was $4.9 million, $6.8 million and $10.2 million for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) typically consists of unrealized gains and losses on marketable securities, unrealized gains and losses on hedge contracts, actuarial gains and losses, and foreign currency translation adjustments.

Income Taxes

NetScout accounts for its income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax basis, as well as the effect of any net operating loss and tax credit carryforwards. Income tax expense is comprised of the current tax liability or benefit and the change in deferred tax assets and liabilities. NetScout evaluates the recoverability of deferred tax assets by considering all positive and negative evidence relating to future profitability. NetScout weighs objective and verifiable evidence more heavily in this analysis. In situations where NetScout concludes that it does not have sufficient objective and verifiable evidence to support the realizability of the deferred tax asset, NetScout creates a valuation allowance against it.

Recent Accounting Standards

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization that are included on the face of the statement of income. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 is effective for NetScout beginning with its fiscal year ending March 31, 2028. The Company is in the process of evaluating the impact that the adoption of ASU 2024-03 will have on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The amendments are effective retrospectively for fiscal years beginning after December 15, 2024. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2023-09 is effective for NetScout beginning April 1, 2025. Early adoption is permitted. The Company is in the process of evaluating the impact that the adoption ASU 2023-09 will have to the financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses and increased interim disclosure requirements, among others. The disclosures are also required for public entities that have a single reporting segment. The Company adopted the amendments within ASU 2023-07 for fiscal year ended March 31, 2025, on a retrospective basis. The adoption of the guidance did not have a material impact on the Company's financial statements and related disclosures. See "Note 20 - Segment and Geographic Information" for additional required disclosures.

NOTE 3 - REVENUE RECOGNITION

Revenue Recognition Policy

The Company exercises judgment and uses estimates in connection with determining the amounts of product and service revenues to be recognized in each accounting period.

The Company derives revenues primarily from the sale of network management tools and cybersecurity solutions for service provider and enterprise customers, which include hardware, software, and service offerings. The Company's product sales consist of software only offerings and offerings which include hardware appliances with embedded software that are essential to providing customers the intended functionality of the solutions.

The Company accounts for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by the Company as an arrangement with commercial substance identifying payment terms, each party's rights and obligations regarding the products or services to be transferred and the amount the Company deems probable of collection. Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. Revenue is recognized when control of the products or services are transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for products and services.

Product revenue is typically recognized upon fulfillment, provided a legally enforceable contract exists, control has passed to the customer, and in the case of software products, when the customer has the rights and ability to access the software, and collection of the related receivable is probable. If any significant obligations to the customer remain post-delivery, typically involving obligations relating to installation and acceptance by the customer, revenue recognition is deferred until such obligations have been fulfilled. The Company's service offerings include installation, integration, extended warranty and maintenance services, post-contract customer support, stand-ready software-as-a-service (SaaS) and other professional services including consulting and training. The Company generally provides software and/or hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software/hardware warranty expiration. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. Consulting services are recognized upon delivery or completion of performance depending on the terms of the underlying contract. Reimbursements of out-of-pocket expenditures incurred in connection with providing consulting services are included in services revenue, with the offsetting expense recorded in cost of service revenue. Training services include on-site and classroom training. Training revenues are recognized upon delivery of the training.

Generally, the Company's contracts are accounted for individually. However, when contracts are closely interrelated and dependent on each other, it may be necessary to account for two or more contracts as one to reflect the substance of the group of contracts.

Bundled arrangements are concurrent customer purchases of a combination of the Company's product and service offerings that may be delivered at various points in time. The Company allocates the transaction price among the performance obligations in an amount that depicts the relative standalone selling prices (SSP) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. The Company uses a range of amounts to estimate SSP for each of the products and services sold, based primarily on the performance obligation's historical pricing. The Company also considers its overall pricing objectives and practices across different sales channels and geographies, and market conditions. Generally, the Company has established SSP for a majority of its service performance obligations based on historical standalone sales. In certain instances, the Company has established SSP for services based upon an estimate of profitability and the underlying cost to fulfill those services. SSP has primarily been established for product performance obligations as the average or median selling price the performance obligation was recently sold for, whether sold alone or sold as part of a bundle transaction. The Company reviews sales of the product performance obligations on a quarterly basis and updates, when appropriate, its SSP for such performance obligations to ensure that it reflects recent pricing experience. The Company's products are distributed through its direct sales force and indirect distribution channels through alliances with resellers and distributors. Revenue arrangements with resellers and distributors are recognized on a sell-in basis; that is, when control of the product transfers to the reseller or distributor. The Company records consideration given to a customer as a reduction of revenue to the extent they have recorded revenue from the customer. With limited exceptions, the Company's return policy does not allow product returns for a refund. Returns have been insignificant to date. In addition, the Company has a history of successfully collecting receivables from its resellers and distributors.

During the fiscal year ended March 31, 2025, the Company recognized revenue of $293.8 million related to the Company's deferred revenue balance reported at March 31, 2024.

Performance Obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. The transaction price is allocated among performance obligations in bundled contracts in an amount that depicts the relative standalone selling prices of each obligation.

For contracts involving distinct hardware and software licenses, the performance obligations are satisfied at a point in time when control is transferred to the customer. For standalone maintenance and post-contract support (PCS) the performance obligation is satisfied ratably over the contract term as a stand-ready obligation. For consulting and training services, the performance obligation may be satisfied over the contract term as a stand-ready obligation, satisfied over a period of time as those services are delivered, satisfied at the completion of the service when control has transferred, or the services have expired unused.

Payments for hardware, software licenses, one-year maintenance, PCS and consulting services, are typically due up front with payment terms of 30 to 90 days. However, the Company does have contracts pursuant to which billings occur ratably over a period of years following the transfer of control for the contracted performance obligations. Payments on multi-year maintenance, PCS and consulting services are typically due in annual installments over the contract term. The Company did not have any material variable consideration such as obligations for returns, refunds or warranties at March 31, 2025.

At March 31, 2025, the Company had total deferred revenue and customer deposits of $449.3 million, which represents the aggregate total contract price allocated to undelivered performance obligations. The Company expects to recognize $301.8 million, or 67%, of this revenue during the next 12 months, and expects to recognize the remaining $147.5 million, or 33%, of this revenue thereafter.

NetScout expects that the amount of billed and unbilled deferred revenue will change from quarter to quarter for several reasons, including the specific timing, duration and size of large customer support and service agreements, varying billing cycles of such agreements, the specific timing of customer renewals, and foreign currency fluctuations. The Company did not have material significant financing components, or variable consideration or performance obligations satisfied in a prior period recognized during the twelve months ended March 31, 2025.

Contract Balances

The Company may receive payments from customers based on billing schedules as established by the Company's contracts. Contract assets relate to performance obligations where control has transferred to the customer in advance of scheduled billings. The Company records unbilled accounts receivable representing the right to consideration in exchange for goods or services that have been transferred to a customer conditional on the passage of time. Deferred revenue relates to scenarios where billings with an unconditional right to payment occur before all performance obligations are delivered or payments are received in advance of performance under the contract.

Costs to Obtain Contracts

The Company has determined that the only significant incremental costs incurred to obtain contracts with customers within the scope of Topic 606 are sales commissions paid to its employees. Sales commissions are recorded as an asset and amortized to expense ratably over the remaining performance periods of the related contracts with remaining performance obligations. The Company expenses costs as incurred for sales commissions when the amortization period would have been one year or less.

At March 31, 2025, the consolidated balance sheet included $9.9 million in assets related to sales commissions to be expensed in future periods. A balance of $5.4 million was included in prepaid expenses and other current assets, and a balance of $4.5 million was included in other assets in the Company's consolidated balance sheet at March 31, 2025. At March 31, 2024, the consolidated balance sheet included $9.3 million in assets related to sales commissions to be expensed in future periods. A balance of $4.8 million was included in prepaid expenses and other current assets, and a balance of $4.5 million was included in other assets in the Company's consolidated balance sheet at March 31, 2024.

During the twelve months ended March 31, 2025 and 2024, and 2023, the Company recognized $7.1 million, $6.8 million, and $7.0 million of amortization related to this sales commission asset, which is included in the sales and marketing expense line in the Company's consolidated statements of operations.

Allowance for Credit Losses

The Company continually monitors collections from its customers. The Company evaluates the collectability of its accounts receivable and determines the appropriate allowance for credit losses based on a combination of factors, including but not limited to, analysis of the aging schedules, past due balances, historical collection experience and prevailing economic conditions.

The following table summarizes the activity in the allowance for credit losses (in thousands):

Balance at March 31, 2024	$	479
Additions resulting in charges to operations		195
Charges (recoveries) to other accounts		(447)
Deductions due to write-offs		(13)
Balance at March 31, 2025	$	214

NOTE 4 – CASH, CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS

Cash and cash equivalents mainly consisted of U.S. government and municipal obligations, commercial paper, money market instruments and cash maintained with various financial institutions at March 31, 2025 and 2024.

Marketable Securities

The following is a summary of marketable securities held by the Company at March 31, 2025 classified as short-term and long-term (in thousands):

	Amortized Cost		Unrealized Gains (Losses)		Fair Value	
Type of security:						
U.S. government and municipal obligations	$	4,413	$	1	$	4,414
Commercial paper		17,358		—		17,358
Certificates of deposit		505		—		505
Total short-term marketable securities		22,276		1		22,277
U.S. government and municipal obligations		1,005		(1)		1,004
Total long-term marketable securities		1,005		(1)		1,004
Total marketable securities	$	23,281	$	—	$	23,281

The following is a summary of marketable securities held by the Company at March 31, 2024, classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Losses	Fair Value
Type of security:			
U.S. government and municipal obligations	$ 10,523	$ (26)	$ 10,497
Commercial paper	8,648	—	8,648
Certificates of deposit	2,807	—	2,807
Total short-term marketable securities	21,978	(26)	21,952
U.S. government and municipal obligations	1,004	(10)	994
Total long-term marketable securities	1,004	(10)	994
Total marketable securities	$ 22,982	$ (36)	$ 22,946

Contractual maturities of the Company's marketable securities held at March 31, 2025 and 2024 (in thousands) were as follows:

	March 31, 2025	March 31, 2024
Available-for-sale securities:		
Due in 1 year or less	$ 22,277	$ 21,952
Due after 1 year through 5 years	1,004	994
	$ 23,281	$ 22,946

Investments

In February 2023, the Company entered into a forward share purchase agreement with Napatech A/S (Napatech), a publicly traded Danish company registered on the Oslo stock exchange, to purchase approximately 6.2 million shares of Napatech's common stock for $7.5 million. In April 2023, the Company settled the forward share purchase contract with Napatech in exchange for approximately 6.2 million shares of Napatech's common stock and recorded a $0.2 million change in the fair value of the derivative instrument in other income (expense), net within the Company's consolidated statement of operations during the fiscal year ended March 31, 2024. As part of the agreement, the Company received the right to designate a representative to be nominated for election to the Napatech Board of Directors, which was approved by Napatech's Nomination Committee in April 2023. The Company accounts for this investment under the equity method and has elected to apply the fair value option to the investment. The Company records the investment at fair value at the end of each period based on the closing price of Napatech's stock and any change in fair value during the period is recorded in other income (expense), net within the Company's consolidated statement of operations. At March 31, 2025 and 2024, the fair value of the investment in Napatech was $11.8 million and $11.5 million, respectively, and was included in marketable securities and investments in the Company's consolidated balance sheet. During the fiscal years ended March 31, 2025 and 2024, the Company recognized gains of $0.4 million and $5.5 million, respectively, in the fair value of the equity investment in Napatech in other income (expense), net within the Company's consolidated statement of operations. For the fiscal years ended March 31, 2025 and 2024, the unrealized losses related to foreign currency translation on the equity investment in Napatech were immaterial.

NOTE 5 – FAIR VALUE MEASUREMENTS

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs. The following tables present the Company's financial assets and liabilities measured on a recurring basis using the fair value hierarchy at March 31, 2025 and 2024 (in thousands):

| | Fair Value Measurements at March 31, 2025 | | | | | | | |
	Level 1		Level 2		Level 3		Total	
ASSETS:								
Cash and cash equivalents	$	434,121	$	23,294	$	—	$	457,415
U.S. government and municipal obligations		3,008		2,410		—		5,418
Commercial paper		—		17,358		—		17,358
Certificates of deposit		—		505		—		505
Equity investment in Napatech		11,781		—		—		11,781
Derivative financial instruments		—		197		—		197
	$	448,910	$	43,764	$	—	$	492,674
LIABILITIES:								
Derivative financial instruments	$	—	$	(55)	$	—	$	(55)
	$	—	$	(55)	$	—	$	(55)

| | Fair Value Measurements at March 31, 2024 | | | | | | | |
	Level 1		Level 2		Level 3		Total	
ASSETS:								
Cash and cash equivalents	$	381,829	$	7,845	$	—	$	389,674
U.S. government and municipal obligations		8,985		2,506		—		11,491
Commercial paper		—		8,648		—		8,648
Certificates of deposit		—		2,807		—		2,807
Equity investment in Napatech		11,507		—		—		11,507
Derivative financial instruments		—		11		—		11
	$	402,321	$	21,817	$	—	$	424,138
LIABILITIES:								
Derivative financial instruments	$	—	$	(74)	$	—	$	(74)
	$	—	$	(74)	$	—	$	(74)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including marketable securities and derivative financial instruments.

The Company's Level 1 investments are classified as such because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency.

The Company's Level 2 investments are classified as such because they are valued using observable inputs other than Level 1 quoted prices that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets in markets that are not active.

NOTE 6 – INVENTORIES AND DEFERRED COSTS

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the FIFO method. Inventories consisted of the following (in thousands):

	March 31,	
	2025	2024
Raw materials	$ 7,172	$ 8,175
Work in process	47	545
Finished goods	3,890	4,160
Deferred costs	1,782	1,215
	$ 12,891	$ 14,095

NOTE 7 – FIXED ASSETS

Fixed assets consisted of the following (in thousands):

	Estimated Useful Life in Years	March 31,	
		2025	2024
Furniture and fixtures	3-7	$ 9,586	$ 8,580
Computer equipment and internal use software	2-3	191,098	188,799
Leasehold improvements (1)	up to 12	52,175	52,121
Demonstration and spare part units	2-3	19,805	20,153
		272,664	269,653
Less – accumulated depreciation		(251,135)	(243,166)
		$ 21,529	$ 26,487

(1) Leasehold improvements are depreciated over the shorter of the lease term or anticipated useful life of the improvement.

Depreciation expense was $11.9 million, $15.9 million and $18.8 million for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

NOTE 8- DIVESTITURES

Business Divestiture

On September 8, 2023, the Company entered into an Asset Purchase Agreement to divest its Test Optimization business (TO business) for a purchase price of $7.8 million, inclusive of a working capital adjustment. The Company recorded a gain of $3.8 million on the divestiture for the fiscal year ended March 31, 2024. In connection with the divestiture, the Company had entered into a transitional services agreement with the buyer to provide certain services which ended on December 31, 2023.

The Company determined that the sale of the TO business did not represent a strategic shift and will not have a major effect on its consolidated results of operations, financial position or cash flow. Accordingly, the Company has not presented the sale as a discontinued operation in the consolidated financial statements.

NOTE 9 – GOODWILL & INTANGIBLE ASSETS

Goodwill

The Company has one reporting unit. Goodwill is tested for impairment at a reporting unit level at least annually, as of January 31, and on an interim basis if an event occurs or circumstances change (a "Triggering Event") that would indicate the fair value of the reporting unit is below its carrying value.

During fiscal year 2024, the Company recorded $217.3 million in goodwill impairment charges as a result of the sustained decrease in the Company's stock price and overall market capitalization. During the first quarter of fiscal year 2025, due to the continued decrease in the Company's stock price and overall market capitalization, along with other qualitative considerations including the continued impact from the conditions in the macroeconomic environment, it was determined a Triggering Event occurred, indicating goodwill may be impaired. Accordingly, the Company conducted a quantitative impairment test of its goodwill at June 30, 2024. The Company estimated the implied fair value of the reporting unit using a market approach. As a result of the quantitative impairment test performed during the first quarter of fiscal year 2025, the Company determined goodwill was impaired and recorded a goodwill impairment charge of $427.0 million during the three months ended June 30, 2024. The additional impairment charge recorded in the first quarter of fiscal year 2025 was primarily due to the continued decrease in the Company's stock price from March 31, 2024 to June 30, 2024, an increase in the Company's weighted-average cost of capital, and the refinement to the expected cost synergies that could be realized by a hypothetical buyer as a result of the voluntary separation program (VSP) implemented by the Company in the first quarter of fiscal year 2025, which impacted the company-specific control premium used to determine the fair value of the reporting unit under the market approach. At September 30, 2024, December 31, 2024, and March 31, 2025, the Company performed a Triggering Event assessment and concluded no events or circumstances occurred that indicated goodwill was further impaired.

During fiscal year 2025, the Company completed its annual goodwill impairment test at January 31, 2025, using the qualitative assessment, and the Company concluded that it was more likely than not that the fair value of the reporting unit exceeded its carrying value.

The Company will continue to monitor relevant facts and circumstances, including future changes in its stock price. The Company may be required to record additional goodwill impairment charges. While management cannot predict if or when additional goodwill impairments may occur, future goodwill impairments could have material adverse effects on the Company's results of operations and financial condition.

At March 31, 2025 and 2024, the carrying amounts of goodwill were $1.1 billion and $1.5 billion, respectively. The change in the carrying amount of goodwill for the fiscal year ended March 31, 2025 was due to the impairment of goodwill, and the impact of foreign currency translation adjustments related to asset balances that are recorded in currencies other than the U.S. Dollar.

The following table summarizes the changes in the carrying amount of goodwill for the fiscal years ended March 31, 2025 and 2024 as follows (in thousands):

Balance at March 31, 2023	$ 1,724,404
Goodwill impairment	(217,260)
Divestiture of a business	(4,259)
Foreign currency translation impact	(65)
Balance at March 31, 2024	$ 1,502,820
Goodwill impairment	(426,967)
Foreign currency translation impact	530
Balance at March 31, 2025	$ 1,076,383

Intangible Assets

The net carrying amounts of intangible assets were $258.7 million and $308.7 million at March 31, 2025 and 2024, respectively. Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. The Company amortizes intangible assets over their estimated useful lives.

The Company reviews long-lived assets including tangible and definite-lived intangible assets for impairment when an event occurs that may indicate potential impairment. In conjunction with the goodwill impairment analysis performed at June 30, 2024, the Company conducted an impairment test of its long-lived assets at June 30, 2024. Based on this assessment, the Company concluded that the carrying values of the Company's long-lived assets were recoverable. At September 30, 2024, December 31, 2024, and March 31, 2025 the Company performed a Triggering Event assessment and concluded no events or circumstances occurred that indicated intangible assets may be impaired. However, if future events occur or if business conditions deteriorate, the Company may be required to record an impairment loss, and or accelerate the amortization of definite-live intangible assets in the future, which could be material to its results of operations and financial condition.

Intangible assets include the following amortizable intangible assets at March 31, 2025 (in thousands):

	Cost	Accumulated Amortization	Net
Developed technology	$ 248,232	$ (242,298)	$ 5,934
Customer relationships	763,397	(518,995)	244,402
Distributor relationships and technology licenses	5,097	(4,022)	1,075
Definite-lived trademark and trade name	57,675	(50,562)	7,113
Core technology	7,192	(7,192)	—
Capitalized software	3,317	(3,317)	—
Other	1,208	(1,042)	166
	$ 1,086,118	$ (827,428)	$ 258,690

Intangible assets include the following amortizable intangible assets at March 31, 2024 (in thousands):

	Cost	Accumulated Amortization	Net
Developed technology	$ 248,385	$ (238,470)	$ 9,915
Customer relationships	763,943	(475,592)	288,351
Distributor relationships and technology licenses	7,785	(7,463)	322
Definite-lived trademark and trade name	57,699	(47,814)	9,885
Core technology	7,192	(7,192)	—
Capitalized software	3,317	(3,317)	—
Other	1,208	(1,022)	186
	$ 1,089,529	$ (780,870)	$ 308,659

Amortization included as cost of product revenue consists of amortization of developed technology, and distributor relationships and technology licenses. Amortization included as operating expense consists of all other intangible assets. The following table provides a summary of amortization expense during the fiscal years ended March 31, 2025, 2024, and 2023 (in thousands).

	Years Ended March 31,		
	2025	2024	2023
Amortization of intangible assets included as:			
Cost of product revenue	4,515	7,642	10,542
Operating expense	46,460	50,357	55,410
	$ 50,975	$ 57,999	$ 65,952

The following is the expected future amortization expense at March 31, 2025 for the fiscal years ended March 31 (in thousands):

2026	$ 46,717
2027	43,864
2028	40,907
2029	31,516
2030	28,598
Thereafter	67,088
Total	$ 258,690

NOTE 10 – DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

NetScout operates internationally and, in the normal course of business, is exposed to fluctuations in foreign currency exchange rates. The exposures result from costs that are denominated in currencies other than the U.S. Dollar, primarily the Euro, British Pound, Canadian Dollar, and Indian Rupee. The Company manages its foreign cash flow risk by hedging forecasted cash flows for operating expenses denominated in foreign currencies for up to twelve months, within specified guidelines through the use of forward contracts. The Company enters into foreign currency exchange contracts to hedge cash flow exposures from costs that are denominated in currencies other than the U.S. Dollar. These hedges are designated as cash flow hedges at inception.

NetScout also periodically enters into forward contracts to manage exchange rate risk associated with certain third-party transactions and for which the Company does not elect hedge accounting treatment as there is no difference in the timing of gain or loss recognition on the hedge instrument and the hedged item.

All of the Company's foreign exchange forward contract derivative instruments are utilized for risk management purposes, and the Company does not use derivatives for speculative trading purposes. These contracts will mature over the next twelve months and are expected to impact earnings on or before maturity.

The notional amounts and fair values of foreign exchange forward contract derivative instruments in the consolidated balance sheets at March 31, 2025 and 2024 were as follows (in thousands):

	Notional Amounts (a)		Prepaid Expenses and Other Current Assets		Accrued Other	
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Derivatives Designated as Hedging Instruments:						
Foreign exchange forward contracts	$ 10,649	$ 11,676	$ 197	$ 11	$ 55	$ 74
			$ 197	$ 11	$ 55	$ 74

    (a) Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

The following table provides the effect foreign exchange forward contracts had on other comprehensive income (loss), (OCI) and results of operations during the fiscal years ended March 31, 2025 and 2024 (in thousands):

	Loss Recognized in OCI on Derivative (a)			Gain (Loss) Reclassified from Accumulated OCI into Income (b)	
	March 31, 2025	March 31, 2024	Location	March 31, 2025	March 31, 2024
Foreign exchange forward contracts	$ (149)	$ (33)	Research and development	$ 34	$ (2)
			Sales and marketing	311	(60)
	$ (149)	$ (33)		$ 345	$ (62)

    (a) The amount represents the change in fair value of derivative contracts due to changes in spot rates.
    (b) The amount represents reclassification from other comprehensive income to earnings that occurs when the hedged item affects earnings.

The following table provides the effect foreign exchange forward contracts not designated as hedging instruments had on the Company's results of operations during the fiscal years ended March 31, 2025 and 2024 (in thousands):

		Gain (Loss) Recognized in Income (a)	
	Location	**March 31, 2025**	**March 31, 2024**
Foreign exchange forward contracts	General and administrative	$ (278)	$ 94
		$ (278)	$ 94

(a) The amount represents the change in fair value of derivative contracts due to changes in spot rates.

In addition to foreign exchange forward contracts, during the fiscal year ended March 31, 2023, the Company entered into a forward share purchase contract to purchase approximately 6.2 million shares of Napatech's common stock for $7.5 million, which qualified as a derivative instrument under authoritative guidance. The notional amount of the derivative instrument was $7.5 million. In April 2023, the Company settled the forward share purchase contract with Napatech. During the fiscal years ended March 31, 2024 and 2023, the Company recorded a $0.2 million and $1.4 million change in the fair value of the derivative instrument in other income (expense), net within the Company's consolidated statement of operations.

NOTE 11 – RESTRUCTURING CHARGES

During the fiscal year ended March 31, 2023, the Company restructured certain departments to better align functions resulting in the termination of eighteen employees. As a result of the workforce reduction, during the fiscal year ended March 31, 2023, the Company recorded a restructuring charge totaling $1.9 million related to one-time employee-related termination benefits for the employees that were notified of their termination during the period. The one-time employee-related termination benefits were paid in full during the fiscal year ended March 31, 2023.

During the fiscal year ended March 31, 2024, the Company did not approve any restructuring plans.

During the first quarter of fiscal year 2025, the Company implemented a voluntary separation program (VSP) for employees who met certain age and service requirements to reduce overall headcount. As a result of the related workforce reduction, during the fiscal year ended March 31, 2025, the Company recorded restructuring charges totaling $19.6 million related to one-time termination benefits for one hundred forty-two employees who voluntarily terminated their employment with the Company during the fiscal year ended March 31, 2025. All one-time termination benefits are expected to be paid in full during the first quarter of fiscal year ending March 31, 2026.

During the third quarter of fiscal year 2025, the Company entered into transition agreements that provided termination benefits for certain employees to ensure an orderly transition of responsibilities for continuity purposes. As a result of the related workforce changes, during the fiscal year ended March 31, 2025, the Company recorded restructuring charges totaling $0.9 million. The Company estimates that approximately $1.0 million and $0.1 million in additional restructuring charges will be recorded in the fiscal years ending March 31, 2026 and 2027, respectively, related to one-time termination benefits for the ten employees who continue to render services to the Company. A majority of the one-time termination benefits are expected to be paid in full by the end of the second quarter of fiscal year ending March 31, 2026, with the remaining amounts expected to be paid in full by the end of the fiscal year ending March 31, 2027.

The following table provides a summary of the activity related to the restructuring plan and the related restructuring liability (in thousands):

	Q1 FY25 VSP Employee-related	Q3FY25 Plan Employee-related	TOTAL
Balance at March 31, 2024	$ —	$ —	$ —
Restructuring charges to operations	19,608	906	20,514
Payments	(19,583)	—	(19,583)
Other adjustments	(16)	—	(16)
Balance at March 31, 2025	$ 9	$ 906	$ 915

NOTE 12 – LONG-TERM DEBT

On July 27, 2021, the Company amended and extended its existing credit facility (as amended, the Second Amended and Restated Credit Agreement), which provided for a five-year, $800.0 million senior secured revolving credit facility, including a letter of credit sub-facility of up to $75.0 million. The commitments under the Second Amended and Restated Credit Agreement were set to expire on July 27, 2026, and any outstanding loans were due on that date. On May 13, 2024, the Company repaid $25.0 million of borrowings under the Second Amended and Restated Credit Agreement.

On October 4, 2024, the Company amended and restated the Second Amended and Restated Credit Agreement (as amended and restated, the Third Amended and Restated Credit Agreement) with a syndicate of lenders by and among: the Company, as borrower; certain subsidiaries of NetScout Systems, Inc., as borrower; JPMorgan Chase Bank, N.A., as administrative agent and collateral agent; JPMorgan Chase Bank, N.A., Bank of America, N.A., RBC Capital Markets, PNC Capital Markets LLC and Mizuho Bank, Ltd, as joint lead arrangers and joint bookrunners; TD Bank, N.A. and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as co-documentation agents; and the lenders and issuing banks party thereto.

The Third Amended and Restated Credit Agreement provides for a five-year, $600.0 million senior secured revolving credit facility, including a letter of credit sub-facility of up to $75.0 million. The Company may elect to use the amended credit facility for working capital and other general corporate purposes (including to repurchase shares of the Company's common stock). The commitments under the Third Amended and Restated Credit Agreement will expire on October 4, 2029, and any outstanding loans will be due on that date.

In connection with the Third Amended and Restated Credit Agreement, the Company paid off the outstanding balance of $75.0 million under the Second Amended and Restated Credit Agreement on October 4, 2024 by borrowing the same amount under the Third Amended and Restated Credit Agreement. Additionally, the Company recorded a loss on the extinguishment of debt of $1.1 million, representing the write off of unamortized deferred financing costs, which was included in interest expense in the consolidated statements of operations for the fiscal year ended March 31, 2025. On February 3, 2025, the Company paid the outstanding balance of $75.0 million in full under the Third Amended and Restated Credit Agreement. At March 31, 2025, there were no amounts outstanding under the Third Amended and Restated Credit Agreement.

At the Company's election, revolving loans under the Third Amended and Restated Credit Agreement bear interest at either (a) a term SOFR rate plus a credit spread adjustment of 0.10% or (b) an Alternate Base Rate (defined in a customary manner), in each case plus an applicable margin. For the period from the delivery of the Company's financial statements for the quarter ended December 31, 2024, until the Company has delivered financial statements for the quarter ended March 31, 2025, the applicable margin will be 1.00% per annum for term SOFR loans and 0% per annum for Alternate Base Rate loans, and thereafter the applicable margin will vary depending on the Company's consolidated gross leverage ratio, ranging from 1.00% per annum for Alternate Base Rate loans and 2.00% per annum for term SOFR loans if the Company's consolidated gross leverage ratio is greater than 3.50 to 1.00, down to 0% per annum for Alternate Base Rate loans and 1.00% per annum for term SOFR loans if the Company's consolidated gross leverage ratio is equal to or less than 1.50 to 1.00.

The Company's consolidated gross leverage ratio is the ratio of its consolidated total debt compared to its consolidated EBITDA as defined in the Third Amended and Restated Credit Agreement (consolidated adjusted EBITDA). Consolidated adjusted EBITDA includes certain adjustments, including, without limitation, adjustments relating to extraordinary, unusual or non-recurring charges, certain restructuring charges, non-cash charges, certain transaction costs and expenses and certain pro forma adjustments in connection with material acquisitions and dispositions, all as set forth in detail in the Third Amended and Restated Credit Agreement.

Commitment fees will accrue on the daily unused amount of the credit facility. For the period from the delivery of the Company's financial statements for the quarter ended December 31, 2024, until the Company has delivered financial statements for the quarter ended March 31, 2025, the commitment fee will be 0.15% per annum, and thereafter the commitment fee will vary depending on the Company's consolidated gross leverage ratio, ranging from 0.30% per annum if the Company's consolidated gross leverage ratio is greater than 3.50 to 1.00, down to 0.15% per annum if the Company's consolidated gross leverage ratio is equal to or less than 1.50 to 1.00.

Letter of credit participation fees are payable to each lender providing the letter of credit sub-facility on the amount of such lender's letter of credit exposure, during the period from the closing date of the Third Amended and Restated Credit Agreement to, but excluding, the date which is the later of (i) the date on which such lender's commitment terminates or (ii) the date on which such lender ceases to have any letter of credit exposure, at a rate per annum equal to the applicable margin for term SOFR loans. Additionally, the Company will pay a fronting fee to each issuing bank in amounts to be agreed to between the Company and the applicable issuing bank.

Interest on Alternate Base Rate loans is payable at the end of each calendar quarter. Interest on term SOFR loans is payable at the end of each interest rate period or at the end of each three-month interval within an interest rate period if the period is longer than three months. The Company may also prepay loans under the Third Amended and Restated Credit Agreement at any time, without penalty, subject to certain notice requirements.

The loans and other obligations under the credit facility are (a) guaranteed by each of the Company's wholly-owned material domestic restricted subsidiaries, subject to certain exceptions, and (b) are secured by substantially all of the assets of the Company and the subsidiary guarantors, including a pledge of all the capital stock of material subsidiaries held directly by the Company and the subsidiary guarantors (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting stock), subject to certain customary exceptions and limitations. The Third Amended and Restated Credit Agreement generally prohibits any other liens on the assets of the Company and its restricted subsidiaries, subject to certain exceptions as described in the Third Amended and Restated Credit Agreement.

The Third Amended and Restated Credit Agreement contains certain covenants applicable to the Company and its restricted subsidiaries, including, without limitation, limitations on additional indebtedness, liens, various fundamental changes, dividends and distributions, investments (including acquisitions), transactions with affiliates, asset sales, including sale-leaseback transactions, speculative hedge agreements, payment of junior financing, changes in business and other limitations customary in senior secured credit facilities. The Third Amended and Restated Credit Agreement provides for certain baskets that are available to the Company and its restricted subsidiaries to incur additional indebtedness, to repay junior financing, for asset sales and to make investments and restricted payments. Such baskets are substantially similar to the baskets set forth in the Company's previous amended credit agreement.

The Third Amended and Restated Credit Agreement requires the Company to maintain a certain consolidated net leverage ratio. The Company's consolidated net leverage ratio is the ratio of its Consolidated Total Debt minus the lesser of unrestricted cash and 125% of adjusted consolidated EBITDA compared to its adjusted consolidated EBITDA. The Company's maximum consolidated net leverage ratio is 4.00 to 1.00. These covenants and limitations are more fully described in the Third Amended and Restated Credit Agreement. At March 31, 2025, the Company was in compliance with all covenants, including the specified total consolidated net leverage ratio range of 4.00 to 1.00.

The Third Amended and Restated Credit Agreement provides that events of default will exist in certain circumstances, including failure to make payment of principal or interest on the loans when required, failure to perform certain obligations under the Third Amended and Restated Credit Agreement and related documents, defaults under certain other indebtedness, certain insolvency events, certain events arising under ERISA, a change of control and certain other events. Upon an event of default, the administrative agent may, or at the request of the holders of more than 50% in principal amount of the loans and commitments shall, terminate the commitments and accelerate the maturity of the loans and enforce certain other remedies under the Third Amended and Restated Credit Agreement and the other loan documents.

The Company had unamortized capitalized debt issuance costs, net of $3.3 million at March 31, 2025, which are being amortized over the life of the revolving credit facility. The unamortized capitalized debt issuance costs balance of $0.7 million was included as prepaid expenses and other current assets and a balance of $2.6 million was included as other assets in the Company's consolidated balance sheet at March 31, 2025.

NOTE 13 – NET INCOME (LOSS) PER SHARE

Calculations of the basic and diluted net income (loss) per share and potential common shares are as follows (in thousands, except for per share data):

	Fiscal Year Ended March 31,		
	2025	2024	2023
Numerator:			
Net income (loss)	$ (366,922)	$ (147,734)	$ 59,648
Denominator:			
Denominator for basic net income (loss) per share - weighted average common shares outstanding	71,627	71,474	71,781
Dilutive common equivalent shares:			
Weighted average restricted stock units and performance-based restricted stock units	—	—	1,265
Denominator for diluted net income (loss) per share - weighted average shares outstanding	71,627	71,474	73,046
Net income (loss) per share:			
Basic net income (loss) per share	$ (5.12)	$ (2.07)	$ 0.83
Diluted net income (loss) per share	$ (5.12)	$ (2.07)	$ 0.82

The following table sets forth restricted stock units excluded from the calculation of diluted net income (loss) per share, since their inclusion would be antidilutive (in thousands):

	Fiscal Year Ended March 31,		
	2025	2024	2023
Restricted stock units	608	820	1,799

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Unvested restricted shares, although legally issued and outstanding, are not considered outstanding for purposes of calculating basic earnings per share. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding plus the dilutive effect, if any, of outstanding restricted shares and restricted stock units using the treasury stock method. The calculation of the dilutive effect of outstanding equity awards under the treasury stock method includes consideration of proceeds from the assumed exercise of unrecognized compensation expense as additional proceeds. As the Company incurred a net loss for the fiscal years ended March 31, 2025 and 2024, all outstanding restricted stock units and performance-based restricted stock units have an anti-dilutive effect and are therefore excluded from the computation of diluted weighted average shares outstanding.

The delivery of 4.5 million shares under the Company's ASR agreements reduced the Company's outstanding shares used to determine the weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share for the fiscal year ended March 31, 2023. See Note 14 for additional information.

NOTE 14 – TREASURY STOCK

On October 24, 2017, the Company's Board of Directors approved a share repurchase program that enabled the Company to repurchase up to twenty-five million shares of its common stock (2017 Share Repurchase Program). Through March 31, 2024, the Company repurchased all of the authorized 25,000,000 shares for $694.1 million in the open market under the 2017 Share Repurchase Program. The Company repurchased 1,209,153 shares for $33.6 million during the fiscal year ended March 31, 2024 under the 2017 Share Repurchase Program. At March 31, 2024, there were no shares of common stock that remained available to be purchased under the 2017 Share Repurchase Program.

On May 3, 2022, the Company's Board of Directors approved an additional share repurchase program that enables the Company to repurchase up to twenty-five million shares of its common stock (2022 Share Repurchase Program). The 2022 Share Repurchase Program became effective in the third quarter of fiscal year 2024 when the 2017 Share Repurchase Program was completed. The Company is not obligated to acquire any specific amount of common stock within any particular timeframe as a result of the 2022 Share Repurchase Program. The Company repurchased 1,362,205 shares for $25.3 million and 614,516 shares for $16.4 million under this share repurchase program during the fiscal years ended March 31, 2025 and 2024, respectively. At March 31, 2025, 23,023,279 shares of common stock remained available to be purchased under the current program.

On May 9, 2022, the Company entered into accelerated share repurchase (ASR) agreements with Mizuho Markets Americas LLC (Mizuho) and Wells Fargo Bank, National Association (Wells Fargo) (collectively, the Dealers) to repurchase an aggregate of $150 million of the Company's common stock via accelerated stock repurchase transactions under the 2017 Share Repurchase Program. Under the terms of the ASR, the Company made a $75 million payment to each of the Dealers on May 10, 2022, and received an initial delivery of 1,627,907 shares from each of the Dealers, or 3,255,814 shares in the aggregate, which was approximately 70 percent of the total number of shares of the Company's common stock expected to be repurchased under the ASR agreements. These shares reduced the number of shares of the Company's common stock available for repurchase under the 2017 Share Repurchase Program. Final settlement of the ASR agreements was completed in November 2022. As a result, the Company received an additional 651,213 shares from Mizuho and 642,302 shares from Wells Fargo, or 1,293,515 shares in the aggregate, for $47.9 million, which reduced the number of shares of the Company's common stock available to be repurchased under the 2017 Share Repurchase Program. In total, 4,549,329 shares of the Company's common stock were repurchased under the ASR agreements at an average cost per share of $32.97 during the fiscal year ended March 31, 2023.

In connection with the vesting and release of the restriction on shares of restricted stock, the Company repurchased 703,727 shares for $13.9 million, 653,645 shares for $19.4 million and 562,360 shares for $19.4 million related to minimum statutory tax withholding requirements on these restricted stock units during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. These repurchase transactions do not fall under the repurchase program described above, and therefore do not reduce the amount that is available for repurchase under those programs.

NOTE 15 – STOCK PLANS

2011 Employee Stock Purchase Plan

On September 7, 2011, the Company's stockholders approved the 2011 Employee Stock Purchase Plan (the ESPP), under which 2,500,000 shares of the Company's common stock were reserved for issuance. On November 8, 2018, the Company increased the number of shares available under the ESPP by an additional 3,000,000 shares, and on August 24, 2022, the Company's stockholders approved an amendment to the ESPP that increased the number of shares available under the ESPP by another 2,000,000 shares. The Company implemented the ESPP on March 1, 2012. Eligible employees may purchase shares of the Company's common stock through regular payroll deductions of up to 20% of their eligible compensation. Under the terms of the offering under the ESPP, the number of shares of the Company's common stock which a participant could purchase during any purchase period is limited to 2,000. In addition, the fair market value of shares purchased by an individual participant in the plan may not exceed $25,000 if the contribution period is within any calendar year. However, if contribution periods overlap calendar years, an individual participant is eligible to utilize the unused portion of the $25,000 limit from the subsequent purchase in the current purchase up to $50,000. Under the ESPP, shares of the Company's common stock may be purchased on the last day of each bi-annual offering period at 85% of the fair market value on the last day of such offering period. The offering periods run from March 1 through August 31 and from September 1 through the last day of February of each year. During the fiscal year ended March 31, 2025, employees purchased 516,890 shares under the ESPP with a weighted average purchase price per share of $22.07. At March 31, 2025, 1,690,798 shares were available for future issuance under the ESPP.

2019 Equity Incentive Plan

On September 12, 2019, the Company's stockholders approved the 2019 Equity Incentive Plan (2019 Plan), which replaced the Company's 2007 Equity Incentive Plan, as amended (Amended 2007 Plan). The 2019 Plan permits the granting of incentive and nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards, collectively referred to as "share-based awards."

On September 10, 2020, the Company's stockholders approved an amendment and restatement of the 2019 Equity Incentive Plan (2019 First Amended Plan) to increase the number of shares reserved for issuance by 4,700,000 shares, establish a one-year minimum vesting requirement for awards granted on or after September 10, 2020, and change the "fungible share counting ratio" used to calculate the increase or reduction in the number of shares available for issuance under the 2019 First Amended Plan.

On August 24, 2022, the Company's stockholders approved an amendment and restatement of the 2019 Equity Incentive Plan (2019 Second Amended Plan) to increase the number of shares reserved for issuance by 7,000,000 shares, and change the "fungible share counting ratio" used to calculate the increase or reduction in the number of shares available for issuance under the 2019 Second Amended Plan.

On September 14, 2023, the Company's stockholders approved an amendment and restatement to the 2019 First Amended Plan (2019 Third Amended Plan) to further increase the number of shares reserved for issuance by 5,900,000 shares and changed the "fungible share counting ratio" used to calculate the increase or reduction in the number of shares available for issuance under the 2019 Third Amended Plan.

On September 12, 2024, the Company's stockholders approved an amendment and restatement to the 2019 First Amended Plan (2019 Fourth Amended Plan) to further increase the number of shares reserved for issuance by 3,400,000. At September 12, 2024, the effective date of the 2019 Fourth Amended Plan, there was a total of 7,947,545 shares reserved for issuance under the 2019 Fourth Amended Plan, which consisted of 3,400,000 new shares plus 4,547,545 shares that remained available for grant under the 2019 Third Amended Plan. The Company refers to the 2019 Plan, 2019 First Amended Plan, 2019 Second Amended Plan, 2019 Third Amended Plan and 2019 Fourth Amended Plan collectively as the "Amended 2019 Plan".

The aggregate number of shares available for issuance under the 2019 Fourth Amended Plan will increase for any shares (each a "Returning Share"): (i) subject to an award granted under the Amended 2007 Plan or Amended 2019 Plan that are not issued because such award expires or otherwise terminates without all of the shares covered by such award having been issued; (ii) subject to an award under the Amended 2007 Plan or Amended 2019 Plan that are not issued because such award is settled in cash; (iii) issued pursuant to an award granted under the Amended 2007 Plan or Amended 2019 Plan that are forfeited back to or repurchased by the Company because of failure to vest; and (iv) that are reacquired or withheld by the Company to satisfy tax withholding obligations in connection with common stock issued pursuant to a Full Value Award (as defined below) granted under the Amended 2007 Plan or Amended 2019 Plan. The amount of such increase will be (i) one share for each Returning Share subject to a stock option or stock appreciation right with an exercise or strike price that is at least 100% of the fair market value of the Company's common stock on the date of grant (an "Appreciation Award"); and (ii) 2.67 shares for each Returning Share subject to an equity award other than an Appreciation Award (a "Full Value Award") that is returned on or after September 14, 2023. Furthermore, the share reserve under the 2019 Third Amended Plan is reduced by: (i) one share for each share of common stock issued pursuant to an Appreciation Award, (ii) 2.76 shares for each share of common stock issued pursuant to a Full Value Award granted under the Amended 2019 Plan on or after September 12, 2019 but prior to September 10, 2020; (iii) 2.32 shares for each share of common stock issued pursuant to a Full Value Award granted under the Amended 2019 Plan on or after September 10, 2020 but prior to August 24, 2022; (iv) by 2.34 shares for each share of common stock issued pursuant to a Full Value Award granted under the Amended 2019 Plan on or after August 24, 2022 but prior to September 14, 2023; and (v) by 2.67 shares for each share of common stock issued pursuant to a Full Value Award granted under the Amended 2019 Plan on or after September 14, 2023. At March 31, 2025, an aggregate of 5,745,989 shares of unvested equity awards granted under the Amended 2019 Plan were outstanding.

The Amended 2019 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee operates under guidelines established by the Board of Directors. The Compensation Committee has the authority to select the employees and consultants to whom awards are granted (except for directors and executive officers) and determine the terms of each award, including the number of shares of common stock subject to the award.

Share-based awards generally vest over four years. The exercise price of stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of stock options granted cannot exceed seven years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout).

Based on historical experience, the Company assumed an annualized forfeiture rate of 0% for awards granted to its independent directors, approximately 2% for awards granted to its senior executives, and approximately 5% granted to all remaining employees during the fiscal years ended March 31, 2025, 2024 and 2023.

Periodically, the Company grants share-based awards to employees, officers, and directors of the Company and its subsidiaries. Additionally, the Company periodically grants performance-based restricted stock units to certain executive officers that vest based upon the Company's total shareholder return as compared to the Russell 2000 Index over a three-year period. The performance-based restricted stock units were valued using the Monte Carlo Simulation model. The measurement and recognition of compensation expense is based on estimated fair values for all share-based payment awards made to its employees and directors. Share-based award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as a cost of revenue or an operating expense over the corresponding vesting period.

The following is a summary of share-based compensation expense including restricted stock units and performance-based restricted stock units granted pursuant to the Company's Amended 2007 Plan and the Amended 2019 Plan, and employee stock purchases made under the ESPP, based on estimated fair values within the applicable cost and expense lines identified below (in thousands):

	Fiscal Year Ended March 31,		
	2025	2024	2023
Cost of product revenue	$ 1,296	$ 1,330	$ 1,129
Cost of service revenue	8,510	8,899	7,286
Research and development	17,956	19,281	17,055
Sales and marketing	22,765	25,375	22,612
General and administrative	14,258	15,914	13,904
	$ 64,785	$ 70,799	$ 61,986

Transactions under the Amended 2007 and the Amended 2019 Plan during the fiscal years ended March 31, 2025, 2024 and 2023 are summarized in the table below.

	Restricted Stock Units	
	Number of Awards	Weighted Average Fair Value
Outstanding – March 31, 2022	4,627,934	$ 28.23
Granted	3,096,295	33.73
Vested	(1,777,708)	28.34
Canceled	(197,050)	30.93
Outstanding – March 31, 2023	5,749,471	$ 31.07
Granted	2,446,494	28.87
Vested	(2,067,558)	30.08
Canceled	(207,736)	31.17
Outstanding – March 31, 2024	5,920,671	$ 30.50
Granted	2,449,057	18.84
Vested	(2,205,063)	30.20
Canceled	(418,676)	29.02
Outstanding – March 31, 2025	5,745,989	$ 25.75

At March 31, 2025, there were 8,148,385 shares of common stock available for grant under the 2019 Fourth Amended Plan.

The aggregate intrinsic value of stock options exercised and the fair value of restricted stock units vested at March 31, 2025, 2024 and 2023 were as follows (in thousands):

	Fiscal Year Ended March 31,		
	2025	2024	2023
Total fair value of restricted stock unit awards vested	$ 43,733	$ 61,130	$ 61,128

At March 31, 2025, the total unrecognized compensation cost related to restricted stock unit awards was $103.7 million, which is expected to be amortized over a weighted-average period of 1.2 years.

NOTE 16 – PENSION BENEFIT PLANS

401(k) Plan

The Company has a defined contribution program for certain employees that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company matches 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $5.8 million, $7.0 million and $6.7 million to the plan for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Defined Benefit Pension Plan

Certain of the Company's non-U.S. employees participate in certain noncontributory defined benefit pension plans. None of the Company's employees in the U.S. participate in any noncontributory defined benefit pension plans. In general, these plans are funded based on considerations relating to legal requirements, underlying asset returns, the plan's funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

The Company recognizes on its balance sheet a liability equal to the under-funded benefit obligation of its defined benefit pension plan. Actuarial gains or losses are not recognized as components of net periodic benefit cost, but are recognized, net of tax, as a component of other comprehensive income (loss).

The following sets forth the amounts included in accumulated other comprehensive income at March 31, 2025 and 2024 (in thousands):

	March 31, 2025	March 31, 2024
Unrecognized actuarial net gain	$ 6,732	$ 5,802

For fiscal year 2025 and 2024, the unrecognized net actuarial gains exceeded 10% of the projected benefit obligation at the beginning of the fiscal year, therefore, amortization of such excess has been included in net periodic benefit costs during the years ended March 31, 2025 and 2024. The amortization period is the average remaining service period that active employees are expected to receive benefits, unless a plan is mostly inactive in which case the amortization period if the average remaining life expectancy of the plan participants.

The following sets forth the change in accumulated other comprehensive income during the fiscal years ended March 31, 2025 and 2024 (in thousands):

	March 31, 2025	March 31, 2024
Unrecognized actuarial (gain) loss	$ (1,396)	$ 1,832
Amortization of net actuarial gain	466	928
Change in accumulated other comprehensive income	$ (930)	$ 2,760

The following sets forth the components of the Company's net periodic pension cost of the noncontributory defined benefit pension plans for the fiscal years ended March 31, 2025, 2024, and 2023 (in thousands):

| | Fiscal Year Ended March 31, | | |
	2025	2024	2023
Service cost	$ 193	$ 206	$ 291
Interest cost	981	999	699
Amortization of net actuarial gain	(466)	(928)	—
Net periodic pension cost	$ 708	$ 277	$ 990

The components of the change in benefit obligation of the pension plan at March 31, 2025 and 2024 are as follows (in thousands):

	March 31, 2025	March 31, 2024
Benefit obligation, at beginning of year	$ 27,051	$ 24,567
Service cost	193	206
Interest cost	981	999
Benefits paid and other	(645)	(576)
Actuarial (gain) loss	(1,396)	1,832
Foreign exchange rate impact	(161)	23
Benefit obligation, at end of year	$ 26,023	$ 27,051

The Company's benefit obligation of the pension plan is reported in the following components of the Company's consolidated balance sheet at March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Accrued compensation	$ 830	$ 714
Accrued long-term retirement benefits	25,193	26,337
Benefit obligation, at end of year	$ 26,023	$ 27,051

The reconciliation of the beginning and ending balances of the fair value of the assets of the pension plan at March 31, 2025 and 2024 are as follows (in thousands):

	March 31, 2025	March 31, 2024
Fair value of plan assets, at beginning of year	$ —	$ —
Employer direct benefit payments	645	576
Benefits paid and other	(645)	(576)
Fair value of plan assets, at end of year	$ —	$ —

Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	March 31, 2025	March 31, 2024	March 31, 2023
Discount rate	4.00 %	3.70 %	4.10 %
Rate of compensation increase	3.00 %	3.00 %	3.00 %

During the fiscal year ended March 31, 2025, the Company contributed $645 thousand to its defined benefit pension plan. The following sets forth benefit payments, which reflect expected future service, as appropriate, expected to be paid by the plan in the periods indicated (in thousands):

2026	$	830
2027	$	911
2028	$	1,030
2029	$	1,108
2030	$	1,181
2031-2035	$	7,121

NOTE 17 – INCOME TAXES

Income before income tax expense consisted of the following (in thousands):

		Fiscal Year Ended March 31,				
		2025		2024		2023
Domestic	$	(386,859)	$	(169,657)	$	56,463
Foreign		21,065		25,147		11,952
	$	(365,794)	$	(144,510)	$	68,415

The components of the income tax expense are as follows (in thousands):

		Fiscal Year Ended March 31,				
		2025		2024		2023
Current income tax expense:						
Federal	$	21,766	$	32,798	$	48,853
State		4,548		6,161		5,766
Foreign		12,353		10,238		7,879
		38,667		49,197		62,498
Deferred income tax benefit:						
Federal		(30,403)		(36,402)		(47,297)
State		(5,267)		(7,611)		(4,006)
Foreign		(1,869)		(1,960)		(2,428)
		(37,539)		(45,973)		(53,731)
	$	1,128	$	3,224	$	8,767

The income tax expense computed using the U.S. statutory federal income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Fiscal Year Ended March 31,		
	2025	2024	2023
U.S. statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal tax effect	(0.5)	(0.6)	3.6
U.S. federal and state research and development tax credits	2.0	6.4	(9.0)
Effect of foreign operations	(0.7)	1.5	1.8
Meals and entertainment	(0.2)	(0.9)	0.4
Change in valuation allowance	(0.6)	(4.1)	3.5
Goodwill impairment	(22.0)	(28.5)	—
Stock compensation	(1.3)	(1.0)	(0.6)
Divestiture	—	(0.6)	—
Global intangible low taxed income	—	(0.2)	—
Foreign derived intangible income	3.2	6.3	(11.7)
Foreign withholding	(1.3)	(1.4)	4.1
Other permanent differences	0.1	(0.1)	(0.3)
	(0.3)%	(2.2)%	12.8 %

The components of net deferred tax assets and liabilities are as follows (in thousands):

	Fiscal Year Ended March 31,	
	2025	2024
Deferred tax assets:		
Accrued expenses	$ 5,056	$ 4,986
Capitalized R&D expenses	92,427	71,205
Deferred revenue	20,356	21,482
Reserves	2,378	2,650
Pension and other retiree benefits	2,265	2,733
Net operating loss carryforwards	6,532	8,199
Tax credit carryforwards	32,042	29,109
Share-based compensation	7,140	8,233
Operating lease liability	10,503	12,292
Total gross deferred tax assets	178,699	160,889
Valuation allowance	(23,088)	(21,183)
Net deferred tax assets	155,611	139,706
Deferred tax liabilities:		
Intangible assets	(65,979)	(86,170)
Operating lease right-of-use asset	(9,067)	(10,481)
Depreciation	(2,494)	(3,472)
Other deferred tax liabilities	(14,420)	(13,190)
Total deferred tax liabilities	$ 63,651	$ 26,393

The 2017 Tax Cuts and Jobs Act (TCJA) contained a provision which became effective for R&D expenditures incurred in years beginning on or after Jan. 1, 2022, that R&D expenditures incurred are no longer allowed as an immediate deduction for federal income tax purposes. Rather, R&D expenditures incurred must be capitalized and amortized over a five-year period or fifteen -year period depending on if the expenditures are domestic or foreign, respectively.

Deferred tax assets and liabilities are recognized based on the anticipated future tax consequences, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets by considering all positive and negative evidence. The Company weighs objective and verifiable evidence more heavily in this analysis. In situations where the Company concludes that it does not have sufficient objective and verifiable evidence to support the realizability of the asset it creates a valuation allowance against it. As a result, the Company established a valuation allowance of $21.2 million as of March 31, 2024 and $23.1 million as of March 31, 2025, representing an increase of $1.9 million. The increase in the valuation allowance as of March 31, 2025, as compared to March 31, 2024, is primarily due to deferred tax assets related to foreign tax credits that the Company believes are not more likely than not to be realized. If it is later determined the Company is able to use all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets as a tax benefit recorded in the period such determination is made.

At March 31, 2025, the Company had state net operating loss carry forwards of $22 million that are subject to expire at various dates beginning in 2036. At March 31, 2025, the Company also had U.S. foreign tax credit carryforwards and state tax credits of $12 million and $12 million that are subject to expire at various dates beginning 2031 and 2036, respectively. At March 31, 2025, the Company had foreign net operating loss carryforwards of $31 million and foreign tax credit carryforwards of $11 million. The majority of foreign net operating losses and foreign tax credits have no expiration dates. As of March 31, 2025, the Company does not expect any U.S. federal and state net operating losses or research and development tax credits to go unutilized.

The Company files U.S. federal tax returns and files returns in various state, local and foreign jurisdictions. With respect to the U.S. federal and primary jurisdictions, the Company is no longer subject to examinations by tax authorities for tax years before 2018, although carryforward attributes that were generated prior to 2018 may still be adjusted upon examination if they either have been or will be used in a future period. The Company also receives inquiries from various tax jurisdictions during the year, and some of those inquiries may include an audit of tax returns previously filed. In the normal course of business, NetScout and its subsidiaries are examined by various taxing authorities, including the IRS in the United States.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding interest and penalties, for the fiscal years ended March 31, 2025, 2024 and 2023 is as follows (in thousands):

	Fiscal Year Ended March 31,					
		2025		2024		2023
Balance at April 1,	$	1,052	$	1,024	$	638
Additions based on tax positions related to the current year		28		28		28
Reductions of prior years tax positions due to lapse of statute of limitations		(356)		—		—
Increase in unrecognized tax benefits as a result of a tax position taken during a prior period		—		—		358
Balance at March 31,	$	724	$	1,052	$	1,024

The Company is unable to make a reliable estimate when cash settlement, if any, will occur with a tax authority as the timing of examinations and ultimate resolution of those examinations is uncertain. All of the unrecognized tax benefits would affect the effective tax rate if recognized.

The Company includes interest and penalties accrued in the consolidated financial statements as a component of the tax provision. The interest and penalties are immaterial to the provision. Over the next twelve months, previously unrecognized tax benefits primarily due to the lapse of statute of limitations will be immaterial.

The Company continues to assert that certain historical book over tax outside basis differences primarily related to unremitted foreign earnings are permanently reinvested. The Company's intent is to only make distributions from its foreign subsidiaries in the future when they can be made at no or an immaterial net tax cost. Unremitted foreign earnings total approximately $121 million. The Company does not expect taxes related to the unremitted foreign earnings to be material if they were distributed which would primarily consist of foreign withholding taxes.

In 2021, the Organization for Economic Co-operation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently multiple sets of administrative guidance have been issued. Many non-US tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years or announced their plans to enact legislation in future years. Considering the Company does not have material operations in jurisdictions with tax rates lower than the Pillar Two minimum, these rules are not expected to materially increase its global tax costs. There remains uncertainty as to the final Pillar Two model rules. The Company continues to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two Model Rules in the non-US tax jurisdictions it operates in.

NOTE 18 – LEASES

The Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the duration of the lease term. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term. The Company's policy is to combine lease and non-lease components and to not recognize ROU assets and lease liabilities for short-term leases. Leases with an initial term of twelve months or less are classified as short-term leases. ROU assets are recorded and recognized at commencement for the lease liability amount, plus initial direct costs incurred less lease incentives received. Lease liabilities are recorded at the present value of future lease payments over the lease term at commencement. The discount rate used is generally the Company's estimated incremental borrowing rate unless the lessor's implicit rate is readily determinable. Incremental borrowing rates are calculated periodically to estimate the rate the Company would pay to borrow the funds necessary to obtain an asset of similar value over a similar term. Lease expenses relating to operating leases are recognized on a straight-line basis over the lease term.

The Company has operating leases for administrative, research and development, sales and marketing and manufacturing facilities and equipment under various non-cancelable lease agreements. The Company's leases have remaining lease terms ranging from 1 year to 7 years. The Company's lease terms may include options to extend or terminate the lease where it is reasonably certain that the Company will exercise those options. The Company considers several economic factors when making this determination, including but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, or specific characteristics unique to a particular lease. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has asset retirement obligations (ARO) to return certain leased facilities to their original condition at the end of the respective lease term. The estimated fair value of these ARO liabilities is recognized in the period in which the liability is generated and a corresponding increase to the carrying value of the related asset is recorded and depreciated over the useful life of the asset. The Company's estimates of its ultimate AROs could change because of changes in regulations, the extent of environmental remediations required, the means of reclamation, cost estimates, exit or disposal activities or time period estimates. ARO liabilities totaled $2.2 million and $2.3 million at March 31, 2025 and 2024, respectively. There was a balance of $2.2 million included in other long-term liabilities in the consolidated balance sheets for the fiscal year ended March 31, 2025, and a balance of $0.1 million included in accrued other and a balance of $2.2 million included other long-term liabilities in the consolidated balance sheets for the fiscal year ended March 31, 2024. Accretion expense related to these liabilities was not material for any periods presented.

Most of the Company's lease agreements contain variable payments, primarily for common area maintenance (CAM), which are expensed as incurred and not included in the measurement of the ROU assets and lease liabilities.

The components of operating lease cost for the fiscal years ended March 31, 2025 and 2024 were as follows (in thousands):

	Fiscal Year Ended March 31,	
	2025	2024
Lease cost under long-term operating leases	$ 11,773	$ 12,160
Lease cost under short-term operating leases	1,334	1,626
Variable lease cost under short-term and long-term operating leases	4,148	4,161
Total operating lease cost	$ 17,255	$ 17,947

The table below presents supplemental cash flow information related to leases during the fiscal years ended March 31, 2025 and 2024 (in thousands):

	Fiscal Year Ended March 31,	
	2025	2024
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 5,660	$ 1,603

At March 31, 2025 and 2024, the weighted average remaining lease term in years and weighted average discount rate were as follows:

	March 31, 2025	March 31, 2024
Weighted average remaining lease term in years - operating leases	4.77	5.32
Weighted average discount rate - operating leases	4.4 %	4.2 %

Future minimum payments under non-cancellable leases at March 31, 2025 are as follows (in thousands):

Year Ending March 31,	
2026	$ 11,719
2027	9,953
2028	8,900
2029	7,631
2030	6,617
Thereafter	3,112
Total lease payments	$ 47,932
Less imputed interest	(4,428)
Present value of lease liabilities	$ 43,504

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Legal

As previously disclosed, in March 2016, Packet Intelligence LLC (Packet Intelligence or Plaintiff) filed a Complaint against NetScout and two subsidiary entities in the United States District Court for the Eastern District of Texas asserting infringement of five United States patents. Plaintiff's Complaint alleged that legacy Tektronix GeoProbe products, including the G10 and GeoBlade products, infringed these patents. NetScout filed an Answer denying Plaintiff's allegations and asserting that Plaintiff's patents were, among other things, invalid, not infringed, and unenforceable due to inequitable conduct. In October 2017, a jury rendered a verdict finding in favor of the Plaintiff and that Plaintiff was entitled to $3.5 million for pre-suit damages and $2.3 million for post-suit damages. In September 2018, the Court entered judgment and "enhanced" the jury verdict in the amount of $2.8 million as a result of a jury finding. The judgment also awarded pre- and post-judgment interest, and a running royalty on the G10 and GeoBlade products until the expiration of the patents at issue, the last date being June 2022. Following the entry of final judgment, NetScout appealed, and in July 2020, the Court of Appeals for the Federal Circuit (Federal Circuit) issued a decision vacating the $3.5 million pre-suit damages award, affirming the $2.3 million post-suit damages award, vacating the $2.8 million enhancement award, and remanding to the district court to determine what, if any, enhancement should be awarded. In March 2021, NetScout filed a petition for a writ of certiorari to the United States Supreme Court, which was denied, challenging, among other issues, the basis for enhanced damages and the patentability of the claimed technology. On September 8 and 9, 2021, in proceedings initiated by third parties that did not involve NetScout, the Patent Trial and Appeal Board (PTAB) invalidated all the patent claims that were also asserted against NetScout in this case. After the PTAB decisions were issued, NetScout moved, among other things, to dismiss the case and enter judgment in its favor on the grounds that the PTAB decisions invalidating the asserted claims precluded Plaintiff from continuing to assert its patent infringement causes of action and from seeking damages from NetScout. The District Court denied NetScout's motion with respect to its request to dismiss the case and enter judgment in its favor. The District Court entered an amended final judgment awarding Plaintiff $2.3 million in post-suit damages, $1.1 million in enhanced damages, pre- and post-judgment interest, and a running royalty on the G10 and GeoBlade products until the expiration of the patents at issue, the last expiration date being June 2022. On July 20, 2022, NetScout filed a notice of appeal to the Federal Circuit from, among other things, the amended final judgment. On May 2, 2024, in a separate action the Federal Circuit affirmed the PTAB decisions, which as a result found that all of the patent claims asserted by Packet Intelligence against NetScout were invalid. Also on May 2, 2024, the Federal Circuit ruled in NetScout's favor in its appeal, vacating the District Court's final judgment and remanding the case to the District Court to dismiss the case against NetScout as moot. As a result, during the year ended March 31, 2024, NetScout concluded that the risk of loss associated with damages that may result from this case was remote and recorded a $4.6 million reduction in contingent liabilities and legal fees. On June 26, 2024, the District Court issued its Order dismissing the case against NetScout.

Unconditional Purchase Obligations

At March 31, 2025, the Company had unconditional purchase obligations of $80.4 million, which represent estimated open purchase orders to purchase inventory as well as commitments for products and services used in the normal course of business.

NOTE 20 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company's operating segments are determined based on the units that constitute a business for which discrete financial information is available and for which operating results are regularly reviewed by the CODM. The Company's President and CEO is the CODM. Operating results are reviewed by the CODM primarily at the consolidated entity level for the purpose of making resource allocation decisions and for evaluating financial performance, primarily by monitoring actual results compared to forecasted results as well as by reviewing year-over-year results. The Company's CODM evaluates company-wide performance and determines allocation of resources based on multiple performance measures, including but not limited to net income (loss).

The Company has determined it operates as a single operating segment and has one reportable segment which includes product and service revenue related to the sale of enterprise performance management, carrier service assurance, cybersecurity, and DDoS protection solutions. The Company's results for the one reportable segment are the same as presented in the Company's consolidated statements of operations and there is no expense information that is supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The measure of segment assets is reported on the Company's consolidated balance sheet as total assets. Segment asset information is not used by the CODM to allocate resources.

Geographic Information

The Company manages its business in the following geographic areas: United States, Europe, Asia and the rest of the world. The Company's policies mandate compliance with economic sanctions and export controls. Total revenue by geography is as follows (in thousands):

	Fiscal Year Ended March 31,					
	2025		2024		2023	
United States	$	465,470	$	470,338	$	583,482
Europe		156,715		146,915		145,678
Asia		63,624		65,396		61,685
Rest of the world		136,870		146,806		123,685
	$	822,679	$	829,455	$	914,530

The United States revenue includes sales to resellers in the United States. These resellers fulfill customer orders and may subsequently ship the Company's products to international locations. Further, the Company determines the geography of its sales after considering where the contract originated. A majority of revenue attributable to locations outside of the United States is a result of export sales. Substantially all of the Company's identifiable assets are located in the United States.

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NetScout Systems, Inc.
Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Fiscal Year		Additions Resulting in Charges to Operations		Charges to Other Accounts		Deductions Due to Write-Offs		Balance at End of Fiscal Year
Fiscal year ended March 31, 2023									
Allowance for credit losses	$	1,649	$	479	$	876	$	(2,329)	$	675
Deferred tax asset valuation allowance	$	13,126	$	2,486	$	—	$	—	$	15,612
Fiscal year ended March 31, 2024									
Allowance for credit losses	$	675	$	485	$	—	$	(681)	$	479
Deferred tax asset valuation allowance	$	15,612	$	5,571	$	—	$	—	$	21,183
Fiscal year ended March 31, 2025									
Allowance for credit losses	$	479	$	195	$	(447)	$	(13)	$	214
Deferred tax asset valuation allowance	$	21,183	$	2,806	$	—	$	(901)	$	23,088



Corporate Information

Executive Officers

Anil K. Singhal
Co-Founder, President,
Chief Executive Officer and
Chairman of the Board

Sanjay Munshi*
Chief Operating Officer

Anthony Piazza*
Executive Vice President,
Chief Financial Officer
and Treasurer

John W. Downing
Executive Vice President,
Worldwide Sales Operations

*Effective June 1, 2025

Board of Directors

Anil K. Singhal
Co-Founder, President,
Chief Executive Officer and
Chairman of the Board
NETSCOUT SYSTEMS, INC.

Michael Szabados
Vice Chairman of the Board
and Senior Advisor
NETSCOUT SYSTEMS, INC.

Robert E. Donahue
Former President and
Chief Executive Officer
Authorize.net Holdings, Inc.

John R. Egan
Managing Partner
Carruth Associates

Alfred Grasso
Former President and
Chief Executive Officer
The Mitre Corporation

Joseph G. Hadzima, Jr.
President and Co-Founder
Neurostim Technologies

Shannon Nash
Former Chief Financial Officer
Wing Aviation LLC

Marlene Pelage
Chief Financial Officer
Gen II Fund Services LLC

Christopher Perretta
Former Chief Information and
Operations Officer
MUFG Americas Holding Corporation

Vivian Vitale
Founder
Vivian Vitale Consulting, LLC

Corporate Headquarters

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886
Telephone: (978) 614-4000
Web: www.netscout.com

Investor Relations

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886
Telephone: (978) 614-4000
Email: ir@netscout.com

Form 10-K

Stockholders may obtain copies of the exhibits to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission at the SEC's website, www.sec.gov, or by contacting NETSCOUT Investor Relations or by visiting the investor relations section of the Company's website, www.netscout.com.

Annual Meeting

The Annual Meeting of Stockholders of the Company will be held on Wednesday, September 10, 2025 at 10:00 a.m. ET.

Common Stock



Common Stock of NETSCOUT SYSTEMS, INC. is traded on the Nasdaq Global Select Market under the symbol "NTCT"

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel

Cooley LLP
Boston, MA

Transfer Agent

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Stockholder Inquiries:
Telephone: (877) 239-1247
International Shareowners: (201) 680-6578
www.computershare.com/investor



310 Littleton Road
Westford, MA 01886
P 978 - 614 - 4000

www.netscout.com